Form 10KSB, Exhibit 13
period 1998-12-31
HEARTLAND BANCSHARES INC /IN/
filed 1999-03-30
CIK 1042905

March 25, 1999



Dear Shareholders and Friends:


I am sure you have all heard the saying "Time flies when you're having fun." Well, these past twelve months have certainly flown by. The growth and progress towards profitability during the first full twelve months of operations have far exceeded our expectations. If you have followed our quarterly updates, you are aware that we ended the year December 31, 1998 with total assets of $64.7 million. Even though we experienced rapid asset growth, our capital position remains strong. The Bank's total capital to total assets ratio at year-end was 12.95%, which is well above the 8% minimum level established by our regulators.

Even more gratifying than the growth was the fact that the fourth quarter ending December 31, 1998 produced net income of $8,000. Net loss for the year ended December 31, 1998 was $628,000, which included a provision for loan losses of $700,000. Our current balance in the allowance for loans losses is 1.5% of gross loans, while delinquent loans are still virtually nonexistent. Loans 30 days or more past due at year-end totaled $35,000 or .07% of total loans outstanding.

The economy in Johnson County, which is the market we serve, remains strong. The unemployment rate was below 2% and new housing permits were at record levels in 1998. The County continues to be the second fastest growing county in the state. During our first year, Heartland Community Bank originated over 143 first residential mortgage loans totaling over $14,000,000. The majority of those were fixed rate mortgages that were sold into the secondary market, eliminating the interest rate risk for the Bank.

As we look to the future, we intend to maintain a strong capital position and a high quality loan portfolio representing prudent investments in our community we serve. Heartland Community Bank strives to be a creative but disciplined risk-taker which sustains attractive loan growth while maintaining excellent credit quality.

Other than our rapid growth, we have stayed significantly on schedule with our original business plan, which included the opening of our second location in Greenwood. We opened in a temporary location in January and moved into our permanent location, which is being leased, on May 18, 1998. This location has proven to be very successful as core deposits have already surpassed those of the Franklin office and new accounts continue to be opened at a rapid pace. One thing that continues to spur this growth is the merger activity of the larger banks and the name changes.

The one absolutely certain thing about the future is that it will involve more change. However, at Heartland Community Bank our employees and their commitment will remain the same. We must also have the ability to continually learn in order to evolve and adapt to our ever-changing environment.

Satisfying our customers continues to be our top priority. Our marketing dollars are not spent on flashy promotions or gimmicks. Instead, we invest those funds in community projects, sponsorships of many youth activities, as well as senior service organizations. Also this past year, we developed a quarterly newsletter to better communicate with our customers, which includes asking for feedback regarding new and potential products and services.

We believe that the number one thing that has led to our success during this first year is our team of employees. To us this is not just a job, but a family. We have all embraced and practice the philosophy of "Community Banking" by becoming involved in local organizations such as Chamber of Commerce, United Way, Rotary, Sertoma, Health Foundation, Meals on Wheels, and the Big Brothers program, just to name a few. During the holiday season, we also adopted a needy family of five providing them food, clothing, and toys. It is this unselfish commitment to the community that sets us apart from the competition.

Rapid growth creates challenges to look ahead and anticipate needs. There is great optimism and excitement about the future for Heartland Bancshares, along with recognition that appropriate diligence and caution will always be required as we explore new opportunities and challenges. Our plan for the future is an emphasis on soundness, profitability, and growth in that order of priority.

We also know that the future success of Heartland Bancshares is dependent on the continued support of its shareholders. With this in mind, the directors and employees extend a special invitation to each of you to visit our Franklin or Greenwood location and take advantage of the many services offered by "your" bank.

Thank you for your continued confidence and support.



Steve Bechman                                   Jeffrey L. Goben
President                                       Executive Vice President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998 AND FOR THE PERIOD FROM MAY 27, 1997 (INCEPTION) THROUGH DECEMBER 31, 1997. (Dollar amounts are in thousands except per share data.)


SUMMARY

Heartland Bancshares, Inc. ("Heartland") is a one-bank holding company incorporated May 27, 1997. Heartland's primary asset is its wholly owned banking subsidiary, Heartland Community Bank ("the Bank"), an Indiana-chartered commercial bank. The Bank received regulatory approval to open in the fall of 1997 and commenced banking operation December 17, 1997. Heartland's primary business consists of attracting deposits from the general public and originating real estate, commercial and consumer loans and purchasing investments through its offices located in Franklin and Greenwood, Indiana.

Due to the short period of actual operations preceding December 31, 1997, it is difficult to make meaningful comparisons between the amounts outstanding at December 31, 1998 and those at the previous period end.

At December 31, 1998, Heartland had approximately $64.7 million in total assets, an increase of $50.2 million from December 31, 1997 total of $14.5 million. Those assets were primarily loans of $49.4 million and investment securities of $10.5 million at December 31, 1998 compared to December 31, 1997 totals of $4.0 million and $8.0 million respectively. Total deposits at December 31, 1998 were approximately $52.8 million compared to $2.1 million at December 31, 1997. Total shareholders' equity was approximately $10.9 million and $11.5 million at December 31, 1998 and December 31, 1997. The decrease in equity was due to the net loss for the year ended December 31, 1998.

The Bank's deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation (FDIC). The Bank is subject to comprehensive regulation, examination and supervision by the Indiana Department of Financial Institutions ("DFI") and the FDIC.

Heartland's profitability depends primarily upon the difference between income on its loans and investments and the cost of its deposits and borrowings. This difference is referred to as the spread or net interest margin. The difference between the amount of interest earned on loans and investments and the interest incurred on deposits and borrowings is referred to as net interest income. Interest income from loans and investments is a function of the amount of loans and investments outstanding during the period and the interest rates earned. Interest expense related to deposits and borrowings is a function of the amount of deposits and borrowings outstanding during the period and the interest rates paid.


YEAR 2000

The Federal Financial Institutions Examination Council (FFIEC) has issued several statements regarding preparing for the Year 2000 date change and related issues. Those statements have identified specific actions and plans to be adopted by financial institutions, in an effort for them to avoid being materially adversely affected by Year 2000 failure of data processing systems. As of December 31, 1998, Heartland has implemented the procedures and plans set out by FFIEC. Heartland has completed the evaluation and testing of computer and software systems in cooperation with its primary independent data processing service provider and estimates that the amount of costs that will be incurred to prepare for the date change will not be significant. Heartland has also implemented evaluation and testing strategies for all areas of the company and has begun efforts to communicate with customers and vendors regarding Heartland's efforts toward Year 2000 compliance.

Although Heartland has no reason to expect that its data processing and other costs and expenses will be significant or that its financial condition and results of operations will be adversely affected by Year 2000 problems, this is a forward-looking statement, and actual expenses may vary materially from current expectations due to the possibility, among other risks, that the Company's data processing service provider will be unable to perform in accordance with the Year 2000 plan and the possibility that the Company's customers may not be Year 2000 compliant.


RESULTS OF OPERATIONS

Heartland's operating results during the period from inception on May 27, 1997 through December 31, 1997 were limited to various expenses related to the development stage and 14 calendar days of banking operations at the close of the period and are therefore not comparable to the operating results for the year ended December 31, 1998. Changes in income and expenses between the two periods relate primarily to this difference unless otherwise stated in the following discussion. Heartland incurred net losses of $628 for the year ended December 31, 1998 or $(.50) per share and $240 or $(.19) per share for the period from inception, through December 31, 1997.

Comprehensive income consists of net income and other comprehensive income such as unrealized gains and losses on securities available for sale which are also recognized as separate components of equity. Comprehensive loss was $588 for the year ended December 31, 1998 and $227 for the period from inception through December 31, 1997.

Interest income of $3.1 million was earned during the year ended December 31, 1998 compared to $165 for the period from inception through December 31, 1997 and was primarily generated from investment securities and loans. Interest expense of $1.3 million was incurred during the year ended December 31, 1998 and $12 during the period from inception through December 31, 1997. Interest expense is primarily related to deposits during 1998. For 1997, interest expense was primarily for related party notes payable used to fund start-up costs and a note payable obtained during the organization period to purchase the main office facility. All such notes payable were repaid in 1997.

The net interest income for the year ended December 31, 1998 was $1.8 million compared to $153 for the period from inception through December 31, 1997.

The provision for loan losses was $700 for the year ended December 31, 1998 and $46 for the period from inception through December 31, 1997. Total charge-offs were $4 during the year ended December 31, 1998 and $0 during the period from inception through December 31, 1997.
There were no recoveries of loans during the periods.

Non-interest income was $56 for the year ended December 31, 1998 and $0 for the period from inception through December 31, 1997 and consisted of miscellaneous fees, service charges and other income.

Salaries and benefits expense for the year ended December 31, 1998 was $1.0 million compared to $195 for the period from inception through December 31, 1997. Salaries and benefits were paid to employees during the development stage for services performed.

Occupancy and equipment expenses of $167 and $28 were incurred during the year ended December 31, 1998 and the period from inception through December 31, 1997. During 1998 those expenses consisted primarily of the lease payments for the branch facility, depreciation and utilities expenses. During the period from inception through December 31, 1997, occupancy and equipment expenses were primarily depreciation and utilities expenses. The permanent branch facility was occupied in the second quarter of 1998 and therefore a full 12 months of lease expense was not incurred in the year ended December 31, 1998.

Data processing expenses were $183 for the year ended December 31, 1998 and were $31 for the period from inception through December 31, 1997.

Printing and Supplies expenses for the year ended December 31, 1998 totaled $69, while they were $31 for the period from inception through December 31, 1997.

Advertising expenses during the year ended December 31, 1998 were $79 and were $17 during the period from inception through December 31, 1997.

Director fees were $28 for the year ended December 31, 1998. No director fees were paid during the period from inception through December 31, 1997.

Credit reports and loan expenses were $45 for the year ended December 31, 1998 and were $2 for the period from inception through December 31, 1997

Professional fees of $54 and $7 were incurred for the year ended December 31, 1998 and the period from inception through December 31, 1997.

During the year ended December 31, 1998, Heartland adopted a new accounting standard that requires that costs associated with the organization and start-up of a business be expensed as incurred. Consequently, all previously unamortized costs associated with the organization of Heartland were expensed during 1998 in the amount of $75. The amortization expense incurred for organizational cost under the previous accounting standard was $1 for the period from inception through December 31, 1997.

The remaining expenses of $101 for the year ended December 31, 1998 and $35 for the period from inception through December 31, 1997, relate to various other items such as postage, insurance and training.

LENDING ACTIVITIES

A loan officer's approval is required for loans up to specified amounts, and either the officer loan committee or the Board loan committee must approve all other loans. The officer loan committee is comprised of at least three loan officers and the Board loan committee consists of at least two loan officers and at least two outside directors. The Bank has established policies regarding financial statement requirements, credit verification procedures and other matters intended to minimize underwriting risk. Fire and casualty insurance is required on all mortgage loans as well as abstracts of title or title insurance.

The following table sets forth information concerning the composition of the Bank's loan portfolio in dollar amounts stated in thousands and percentages of net loans.

                                     1998                  1997
                                     ----                  ----
                                        Percent of             Percent of
                              Amount      Total       Amount     Total
                              ------      -----       ------     -----
TYPE OF LOAN
Commercial loans and leases   $33,884      69.58%    $ 3,096      79.14%
Residential mortgages
 (1-4 family homes)             6,241      12.81         189       4.83
Consumer                        9,317      19.13         673      17.20
                              -------   --------     -------   --------
Gross loans                    49,442     101.52       3,958     101.17
Allowance for loan losses        (742)     (1.50)        (46)     (1.17)
                              -------   --------     -------   --------
Loans, net                    $48,700     100.00%    $ 3,912     100.00%
                              =======   ========     =======   ========

COMMERCIAL LENDING. Commercial loans include loans secured by commercial real estate or deposits; construction loans; and loans for business purchases, operations, inventory and lines of credit. At December 31, 1998, commercial loans totaled $33.9 million or 69.6% of the Bank's total loan portfolio. Commercial loans totaled $3.1 million, or 79.14% of the Bank's loan portfolio at December 31, 1997.

RESIDENTIAL MORTGAGE LOANS. Residential mortgage loans are predominantly secured by single-family homes. To reduce its exposure to changes in interest rates, the Bank currently originates adjustable rate first mortgage loans ("ARMs"), second mortgage loans and home equity lines of credit, also with adjustable rates. At December 31, 1998, the Bank's residential mortgage loans totaled approximately $6.2 million or 12.8% of the Bank's total loan portfolio compared to $189 or 4.83% of the Bank's total loans at December 31, 1997.

The Bank has negotiated with third party mortgage companies an agreement whereby the Bank would receive a fee for originating fixed rate 1-4 family residential real estate mortgages. Underwriting and servicing would be the responsibility of the third party mortgage company.

The Bank offers residential construction mortgage loans with maturities of twelve months or less at interest rates that vary with current market rates. The application process includes the same items that are required for other residential mortgage loans and include a submission of accurate plans, specifications and costs of the home to be constructed. These items are used as a basis to determine the appraised value of the subject property. Appraisal reports are completed by designated fee appraisers, and loans are based on the current appraised value. Loans of up to 80% of such amount may be offered for a maximum period of twelve months for the construction of the properties securing the loans. Extensions are permitted, when circumstances warrant, if construction has continued satisfactorily and the loan is current.

CONSUMER LENDING. The Bank makes various types of consumer loans including loans to depositors secured by pledges of their deposit accounts, new and used automobile loans, and secured and unsecured personal loans.


NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Nonperforming assets consist of impaired and nonperforming loans, real estate owned (acquired in foreclosure), and other repossessed assets. Impaired loans include loans on which interest recognition has been suspended because they are 90 days past due as to interest or principal and loans where there is a question about the Bank's ability to collect all principal and interest. Nonperforming loans include accruing loans that are contractually past due 90 days or more as to interest or principal payments. Nonperforming assets totaled $3 and $0 at December 31, 1998 and 1997.

Due to risks inherent in lending, management estimates that a certain amount of loan balances outstanding at December 31, 1998 and 1997 may not be fully collected. Although the Bank's management emphasizes the early detection and charge-off of loan losses, it is inevitable that at any time certain losses exist in the portfolio which have not been specifically identified. To reflect the expense for such losses, a provision for loan losses is charged to earnings. Actual losses, when identified, are deducted from the allowance so established. Over time, all net loan losses must be charged to earnings. The determination of the adequacy of the allowance for loan loss is based on management's continuing review and evaluation of the loan portfolio, and its judgment as to the impact of current economic conditions on the portfolio. Management estimates the allowance balance required based on known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations may be made for specific loans, but the entire allowance is available for any loan that, in management's judgement, should be charged-off.

At December 31, 1998, the balance of the allowance for loan losses was $742 or 1.5% of gross loans outstanding, compared to $46 or 1.2% of gross loans outstanding at December 31, 1997. Provision charged to earnings in the year ended December 31, 1998 was $700 compared to $46 for the period from May 27, 1997 (inception) to December 31, 1997. Charge-offs were $4 in the year ended December 31, 1998 and $0 in the period from May 27, 1997 (inception) to December 31, 1997. There were no recoveries during either period.


DEPOSIT ACTIVITIES

The Bank offers several types of deposit programs designed to attract both short-term and long-term savings by providing a wide assortment of accounts and rates. The Bank also obtains deposits on a bid basis from customers or potential customers wishing to deposit amounts of at least $100. Deposits from public entities such as state and local government entities, schools and hospitals totaled $14.9 million or 28.3% of total deposits at December 31, 1998 and $0 at December 31, 1997.

Interest earned on statement savings accounts is paid from the date of deposit to the date of withdrawal, compounded and credited quarterly. Interest earned on money market demand deposit accounts is compounded and credited monthly. The interest rates on these accounts are reviewed by management of the Bank daily and adjusted as often as deemed necessary.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Liquidity is a measure of Heartland's ability to meet its customers' present and future deposit withdrawals and/or increased loan demand without unduly penalizing earnings. Interest rate sensitivity involves the relationship between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate movements on Heartland's net interest income. Heartland manages both its liquidity and interest sensitivity through a coordinated asset/liability management program directed by the Asset Liability Committee.

Liquidity is provided by projecting loan demand and other financial needs and then maintaining sufficient funding sources and assets readily convertible into cash to meet these requirements. Heartland has provided for its liquidity needs by maintaining adequate balances in money market assets, through growth in core deposits, maturing loans and investments in its securities portfolio and by maintaining various short-term borrowing sources. At December 31, 1998, Heartland had $10.5 million or 16.2% of total assets in investment securities available for sale. Heartland also had $1.2 million of federal funds sold and an additional $2 million available from unused federal funds purchased agreements.

As of December 31, 1998, the Bank was awaiting approval for membership to the Federal Home Loan Bank of Indianapolis (FHLBI), which was received prior to the date of this report. Membership in the FHLBI will provide an additional source of borrowing with limits based on availability of specific collateral such as certain mortgages and investment securities.

Management believes that expected deposit growth, maturing investment securities and unused borrowing sources will be adequate to meet the liquidity needs for the foreseeable future.

Heartland manages its rate sensitivity position through the use of variable-rate loans and by matching funds acquired, having a specific maturity, with loans, securities or money market investments with similar maturities. Heartland employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. A simulation model is used to measure Heartland's net interest income volatility to changes in the level of interest rates, interest rate spreads, the shape of the yield curve and changing product growth patterns and investment strategies. Additionally, a rate sensitivity position is computed for various repricing intervals by calculating rate sensitivity gaps.


CAPITAL ADEQUACY

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.

The most restrictive capital adequacy requirement currently in place is from the agreement with the Federal Deposit Insurance Corporation in conjunction with the approval for deposit insurance, which requires that a minimum total capital to total assets ratio of 8% be maintained for the first three years of operation. The Bank's corresponding capital ratio at December 31, 1998 was 13.0% compared to 74.3% at December 31, 1997.


SERVICE AREA

The Bank's primary service area is Johnson County, Indiana. Johnson County has been described as one of the fastest growing Indiana counties by population in recent years. The majority of the Bank's customers reside in Johnson County, particularly in the northern two-thirds of the county, which accounts for over 88% of the county's population, according to the 1990 U.S. Census. The Bank has branches in Franklin and Greenwood, which are the two largest cities in the county.


COMMON STOCK

Heartland had 1,265,000 shares of Common Stock issued and outstanding which are currently held by approximately 1,800 shareholders (including those shares held in street name) on March 1, 1999. The daily trading per share price and volume of shares traded may be found on the NASD Over-the-Counter Bulletin Board listing under the ticker symbol HRTB.


FINANCIAL STATEMENTS

The items listed below are presented on the following pages for your review in conjunction with the foregoing discussion:

     Independent Auditor's Report on consolidated financial statements.

     Consolidated Balance Sheets at December 31, 1998 and 1997.

     Consolidated Statements of Income for the year ended December 31, 1998 and the period from May 27, 1997 (inception) through December 31, 1997.

     Consolidated Statements of Changes In Stockholders' Equity for the year ended December 31, 1998 and the period from May 27, 1997 (inception) through December 31, 1997.

     Consolidated Statements of Cash Flows for the year ended December 31, 1998 the period from May 27, 1997 (inception) through December 31, 1997.

     Notes to consolidated financial statements.

 DIRECTORS AND OFFICERS

Heartland Community Bank is a full service commercial bank with a wide array of easy to understand checking, savings, certificate and IRA deposit accounts, along with commercial, residential, consumer and home equity loan products. The following is a list of directors and officers of the Bank:


Directors:                          Officers:

Gordon R. Dunn,                     Steve Bechman,
Chairman of the Board               President and Chief Executive Officer

Patrick A. Sherman,                 Jeffrey L. Goben,
Vice Chairman                       Executive Vice President and
                                    Chief Operating Officer

Sharon Acton,                       John M. Morin,
Director                            Vice President Consumer loans

J. Michael Jarvis,                  K. Keith Fox,
Director                            Vice President Commercial Loans

John Norton,                        R. Trent McWilliams,
Director                            Vice President Business Development

Robert Richardson,                  Jeff Joyce,
Director                            Vice President and Controller

James C. Stewart,                   Pam Fender,
Director                            Assistant Vice President, Deposit Operations

Steve Bechman,                      Alexa McKnight,
Director                            Assistant Vice President, Teller Operations

Jeffrey L. Goben,                   Terri Webb,
Director                            Assistant Vice President, Loan Operations

Banking Facilities

Franklin:                           Greenwood:
420 North Morton Street (U.S. 31)   489 South State Road 135
Franklin, Indiana  46131            Greenwood, Indiana  46142
Phone (317) 738-3915                Phone (317) 881-3915
FAX (317) 736-5022                  FAX (317) 859-3849

Investor Relations/Analyst Contact

Jeff D. Joyce, Chief Financial Officer
(317) 738-2854
(317) 736-5022 facsimile
JeffJHRTB@AOL.com
























ANNUAL REPORT ON FORM 10-KSB


UPON WRITTEN REQUEST HEARTLAND WILL PROVIDE TO EACH SHAREHOLDER, WITHOUT CHARGE, A COPY OF HEARTLAND'S ANNUAL REPORT ON FORM 10-KSB FOR 1998, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE DIRECTED TO JEFF JOYCE, CFO, HEARTLAND BANCSHARES, INC. PO BOX 469 FRANKLIN, INDIANA 46131.