Form 10KSB, Exhibit 13
period 1998-12-31
HEARTLAND BANCSHARES INC /IN/
filed 1999-03-30
CIK 1042905

HEARTLAND BANCSHARES, INC.

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD APRIL 19, 1999


      The Annual Meeting of Shareholders of Heartland Bancshares, Inc. will be held at the Hillview Country Club, 1800 E. King Street, Franklin, Indiana 46131, on Monday, April 19, 1999, at 6:30 p.m., local time, for the following purposes:

      1. To elect three Directors to hold office until the Annual Meeting of Shareholders in the year 2002 and until their successors are elected and have qualified.

      2. To consider and vote upon the proposal to amend the Heartland Bancshares, Inc. 1997 Stock Option Plan to increase the number of shares available for grant from 75,000 to 137,000 shares.

      3. To transact such other business as may properly come before the meeting.

      Holders of record of Common Shares of Heartland Bancshares, Inc. at the close of business on March 5, 1999, are entitled to notice of and to vote at the Annual Meeting.


      SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. ALL SHAREHOLDERS, EVEN IF THEY PLAN TO ATTEND THE MEETING, ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.


                                          By Order of the Board
                                          of Directors


                                          STEVE BECHMAN
                                          President   and   Chief    Executive
Officer
March 25, 1999
Franklin, Indiana


                            (ANNUAL REPORT ENCLOSED)

                                 PROXY STATEMENT

                        ANNUAL MEETING OF SHAREHOLDERS OF
                           HEARTLAND BANCSHARES, INC.

                                 April 19, 1999


      This Proxy Statement is being furnished to shareholders on or about March 25, 1999, in connection with the solicitation by the Board of Directors of Heartland Bancshares, Inc. (the "Company"), 420 N. Morton Street, Franklin, Indiana 46131, of proxies to be voted at the Annual Meeting of Shareholders to be held at 6:30 p.m., local time, on Monday, April 19, 1999, at Hillview Country Club, 1800 E. King Street, Franklin, Indiana 46131. The Company is the parent holding company for Heartland Community Bank, which has its main office in Franklin, Indiana, and a branch office in Greenwood, Indiana.

      At the close of business on March 5, 1999, the record date for the Annual Meeting, there were 1,265,000 Common Shares outstanding and entitled to vote at the Annual Meeting. On all matters, including the election of Directors, each shareholder will have one vote for each share held.

      If the enclosed form of proxy is executed and returned, it may nevertheless be revoked at any time insofar as it has not been exercised. The proxy may be revoked by either (a) filing with the Secretary (or other officer or agent of the Company authorized to tabulate votes) (i) a written instrument revoking the proxy or (ii) a subsequently dated proxy, or (b) attending the Annual Meeting and voting in person. Unless revoked, the proxy will be voted at the Annual Meeting in accordance with the instructions of the shareholder as indicated on the proxy. If no instructions are given, the shares will be voted as recommended by the Directors.

                                   PROPOSAL 1
                              ELECTION OF DIRECTORS

                                    Nominees

      Three Directors are to be elected at the Annual Meeting. The Board of Directors, which currently consists of nine members, is divided into three classes of equal size with the term of one class expiring each year. Generally, each Director serves until the annual meeting of the shareholders held in the year that is three years after such Director's election and thereafter until such Director's successor is elected and has qualified or until the earlier of the Director's resignation, disqualification, removal or death. The terms of the current Directors expire as follows: 1999 -- Steve Bechman, Gordon R. Dunn and James C. Stewart; 2000 -- Sharon Acton, Jeffrey L. Goben and John Norton; and 2001 -- J. Michael Jarvis, Robert Richardson and Patrick A. Sherman.

      Each Director will be elected by a plurality of the votes cast in the election. Shares present but not voted for any nominee do not affect the determination of whether a nominee has received a plurality of the votes cast.

      It is the intention of the persons named in the accompanying form of proxy to vote such proxy for the election to the Board of Directors of Steve Bechman, Gordon R. Dunn and James C. Stewart, each of whom is now a Director whose present term expires this year. Each such person has indicated that he will accept nomination and election as a Director. If, however, any such person is unable or unwilling to accept nomination or election, it is the intention of the Board of Directors to nominate such other person as Director as it may in its discretion determine, in which event the shares subject to the proxy will be voted for that person.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE THREE NOMINEES IDENTIFIED ABOVE (ITEM 1 ON THE PROXY).

      The following table presents certain information as of March 1, 1999, regarding the current Directors of the Company, including the three nominees proposed by the Board of Directors for election at this year's Annual Meeting. All of the current Directors began serving on the Board of Directors of the Company during 1997. Unless otherwise indicated in a footnote, the principal occupation of each Director has been the same for the last five years and such Director possesses sole voting and investment powers with respect to the shares indicated as beneficially owned by such Director. Unless specified otherwise, a Director is deemed to share voting and investment powers over shares indicated as held by a spouse, children or other family members residing with the Director. None of the persons named below beneficially owns one percent or more of the outstanding Company Common Shares, except for Messrs. Bechman, Dunn and Goben, who beneficially own 3.0%, 1.5% and 2.2%, respectively.

      Name,                                              Shares
      Present Principal                               Beneficially
      Occupation and Age                                 Owned
      ------------------                                 -----
      Sharon Acton(1),(15)                                4,671
      Manager, Franklin/Greenwood District of
        Cinergy/PSI (energy services company)
      Age 51

      Steve Bechman*(2),(3),(16)                         37,851
      President and Chief Executive Officer of
        the Company and Bank
      Age 47

      Gordon R. Dunn*(4),(5),(15)                        18,491
        Retired
      Age 77

      Jeffrey L. Goben(6),(7),(16)                       27,991
      Executive Vice President and Chief
        Operating Officer
      Age 46

      J. Michael Jarvis(8),(15)                           8,001
      President and Part Owner, Power Investments,
        Inc. Division of Delco Remy International,
        Inc. (engine remanufacturer)
      Age 55

      John Norton(9),(15)                                 9,401
      President and Owner, Norton Farms, Inc.
      Age 50

      Robert Richardson(10),(15)                          6,001
      President and Majority Owner, MegaSys, Inc.
      (logistics company)
      Age 37

      Patrick A. Sherman(11),(15)                         9,701
      President and Part Owner, Sherman &
        Armbruster P.C. (a public accounting firm)
      Age 50

      James C. Stewart*(12),(13),(15)                    12,001
      Consultant, Bauer Built Corp.
      Age 47

      All Directors and Executive Officers
      as a group (14 persons)(14),(16)                  155,471

*Nominee

(1) Includes 500 shares that Ms. Acton holds jointly with her spouse and 4,000 shares that she has the right to acquire upon the exercise of stock options.
(2) Mr. Bechman served as Regional President of Citizens Bank of Central Indiana from 1993 until his resignation in 1997. Mr. Bechman was with Citizens Bank of Central Indiana beginning in 1975 and served in various other positions prior to 1993.
(3) Includes 12,578 shares that Mr. Bechman holds jointly with his spouse, 700 shares he holds for his daughter and 9,650 shares that he has the right to acquire upon the exercise of stock options.
(4) Mr. Dunn is a retired purchasing agent for L. S. Ayres department stores, where he was employed for 43 years. Mr. Dunn serves as Chairman of the Company's Board of Directors and he previously served as Chairman of the Board of Citizens Bank of Central Indiana.
(5) Includes 1,000 shares that Mr. Dunn holds jointly with his spouse, 5,000 shares held in a trust for which Mr. Dunn acts as trustee, 500 shares held jointly by Mr. Dunn's spouse and her father and 4,000 shares that Mr. Dunn has the right to acquire upon the exercise of stock options.
(6) Mr. Goben held the position of Senior Vice President in charge of marketing and community development, in addition to various other management positions, with Citizens Bank of Central Indiana from 1984 to his resignation in 1997.
(7) Includes 8,961 shares that Mr. Goben holds jointly with his spouse and sons and 7,650 shares that he has the right to acquire upon the exercise of stock options.
(8) Includes 4,000 shares Mr. Jarvis has the right to acquire upon the exercise of stock options.
(9) Includes 200 shares that Mr. Norton holds jointly with his children, 100 shares held by Mr. Norton's spouse and 4,000 shares that Mr. Norton has the right to acquire upon the exercise of stock options.
(10) Includes 4,000 shares that Mr. Richardson has the right to acquire upon the exercise of stock options.
(11) Includes 4,000 shares that Mr. Sherman has the right to acquire upon the exercise of stock options.
(12) In his position as consultant, Mr. Stewart manages Jim Stewart Truck Tire Company, a firm he owned for 24 years prior to its sale in October 1996 to Bauer Built Corp.
(13) Includes 1,020 shares that Mr. Stewart holds jointly with his spouse, 700 shares owned by Mr. Stewart's spouse and 4,000 shares that Mr. Stewart has the right to acquire upon the exercise of stock options.
(14) Includes 56,000 shares that Directors and executive officers have the right to acquire upon the exercise of stock options and 33,150 shares held jointly with or as custodian for family members.
(15) Does not include an additional 3,000 shares that each indicated Director may acquire under stock options that are not yet exercisable but will become exercisable upon continued service by such Director on the Board of Directors.
(16) Does not include 18,600 shares Mr. Bechman may acquire, 15,600 shares Mr. Goben may acquire or 22,800 shares other executive officers may acquire under stock options that are not yet exercisable but will become exercisable upon their continued employment with the Company.

                            Committees and Attendance

      The Board of Directors of the Company held twelve meetings during 1998. The Company's Board of Directors has a Stock Option Committee but does not have standing audit, nominating or compensation committees. The members of the Stock Option Committee are Directors Dunn and Sherman, both of whom are outside Directors. The Stock Option Committee administers the Company's 1997 Stock Option Plan, which provides for the grant of options to key employees of the Company and Bank, and the Company's 1997 Stock Option Plan for Non-Employee Directors. The Stock Option Committee did not meet during 1998, but, as discussed below in connection with the proposal to amend the 1997 Stock Option Plan, the Stock Option Committee did meet in January 1999 to consider options grants based on service during 1998.

      All of the members of the Company's Board of Directors also serve on the Bank's Board of Directors. The Bank's Board of Directors has standing audit and compensation committees. The members of the Audit Committee are Directors Acton, Norton, Sherman and Stewart. The Audit Committee, which met three times during 1998, reviews with the Bank's independent auditors the scope of the audit to be undertaken and the results of the audit and also reviews internal audits. The members of the Compensation Committee are Directors Dunn and Sherman. The Compensation Committee, which met once during 1998, sets salaries and bonuses for the President and Chief Executive Officer. Except for Mr. Jarvis, each of the Directors attended at least 75 percent of the aggregate number of meetings of the Board of Directors of the Company and Bank and the committees on which he or she served during 1998.

                            Compensation of Directors
Options

      In 1997 members of the Company's Board of Directors who were not employees of the Company or Bank were granted stock options for their service on the Board. Each Director was granted an option to acquire 4,000 Common Shares at an exercise price of $10.00 per share. The options were immediately exercisable for 1,000 Common Shares and become exercisable (assuming continued service on the Board) for an additional 1,000 Common Shares at each successive Annual Meeting of Shareholders, until exercisable in full. In January 1999, the Board of Directors of the Company amended the 1997 Stock Option Plan for Non-Employee Directors to award additional options to each non-employee Director equal to 3,000 shares at an exercise price of $10.00 per share. The options vested immediately with respect to 1,000 shares and will become exercisable with respect to an additional 1,000 shares at each Annual Meeting of Shareholders beginning with the meeting in the year 2000 until exercisable in full.

Cash Compensation



      During 1998, non-employee Directors of the Bank received $300 per month (the Chairman received $500 per month) regardless of attendance at Board meetings. Directors do not receive any additional compensation for serving on the Company's Board or on Board committees of the Company or Bank.

                             EXECUTIVE COMPENSATION

      The following table sets forth information regarding compensation paid to the Company's Chief Executive Officer for 1998.

                           Summary Compensation Table
                                                                Long Term
                                                               Compensation
                                     Annual                       Awards
                                  Compensation
                                                               Securities
          Name and                                             Underlying
     Principal Position      Year      Salary      Bonus       Options/SAR
     ------------------      ----      ------      -----       -----------

       Steve Bechman,        1998     $ 115,000      $0               0
       Chief Executive       1997     $  15,481(1)   $0          20,000
        Officer

   (1) Mr. Bechman's compensation was for the period from November 1, 1997 through December 31, 1997.


                       Aggregated Option/SAR Exercises In
                      Last Fiscal Year and Fiscal Year-End
                                Option/SAR Values

      No option grants or exercises occurred during 1998. The following table sets forth information with respect to the value of options held by Mr. Bechman as of December 31, 1998.

                                  Number of              Value of Unexercised
                                 Unexercised          In-the-Money Options/SARs
                               Options/SARs at          at Fiscal Year-End ($)
                                     Fiscal
                                  Year-End (#)
           Name             Exercisable/Unexercisable  Exercisable/Unexercisable
           ----             -------------------------  -------------------------
       Steve Bechman            8,000/12,000(1)                0 / 0(2)




(1) The options were granted pursuant to the Heartland Bancshares, Inc. 1997 Stock Option Plan (the "Employee Option Plan"), which provides for the grant of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and of non-qualified options. The options granted to Mr. Bechman are intended to qualify as incentive stock options and have an exercise price of $10.00 per share, which was determined to be not less than the fair market value of one Common Share on the date of grant. The options become exercisable in twenty percent increments, with twenty percent of the shares covered by an option becoming exercisable on the date of grant and an additional twenty percent becoming exercisable on each of the first four anniversaries of the grant date; provided, however, that the options become immediately exercisable upon the occurrence of a change in control of the Company. If an optionee tenders already owned shares in payment (in whole or in part) of the exercise price of an option (the "Exercised Option"), the Employee Option Plan requires the Company to use its best efforts to issue a replacement option for a number of shares equal to the number of shares tendered and with the same expiration date as the Exercised Option. The exercise price for each share covered by the replacement option is equal to the fair market value of one Common Share on the date of exercise of the Exercised Option.

(2) The options were not "in the money" since the last per share trade price of the Company's Common Shares as reported on OTC on December 31, 1998 ($8.50) did not exceed the exercise price of the options.

                 Certain Business Relationships And Transactions

      During 1998, the Bank had, and the Bank expects to continue to have in the future, banking transactions in the ordinary course of business with Directors, officers and principal shareholders of the Company and their associates. These transactions have been made on substantially the same terms, including interest rates, collateral and repayment terms on extensions of credit, as those prevailing at the same time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

                                   PROPOSAL 2
                        APPROVAL OF THE AMENDMENT OF THE
                           HEARTLAND BANCSHARES, INC.
                             1997 STOCK OPTION PLAN

      On January 18, 1999, the Company's Board of Directors amended, subject to shareholder approval, the Heartland Bancshares, Inc. 1997 Stock Option Plan (the "Option Plan") to increase the aggregate number of shares of the Company's
Common Stock that may be granted pursuant to the Option Plan from 75,000 to 137,000 shares. Shareholder approval of the amendment to the Option Plan is being sought at the 1999 Annual Meeting of Shareholders.

      The Option Plan provides for the grant of incentive stock options or non-qualified stock options to key employees of the Company or the Bank. The Board of Directors amended the Option Plan to enable the Committee that administers the Option Plan to have sufficient authorized shares in the Option Plan to make additional grants in January 1999 to the Company's executive officers and to have 52,000 additional shares available for future grants to employees under the Option Plan. The Company's executive officers were not granted any increase in their base salaries for 1999, with one exception, and the Board of Directors therefore believed that the January 1999 grants by the Committee to the executives was in the Company's best interests in order to reward the executives in noncash remuneration for their efforts in 1998 and to keep their interests closely aligned to those of the Company's shareholders.

     Subsequent to the adoption of the amendment to the Option Plan, the Committee granted, subject to shareholder approval, options to the following executive officers for the number of shares indicated: Steve Bechman: 8,250 shares; Jeffrey L. Goben: 8,250 shares; K. Keith Fox: 4,500 shares; John Morin:
4,500 shares; and Jeffery D. Joyce: 4,500 shares.

      The amendment to the Option Plan will be adopted if it is approved by a majority of the votes cast at the Annual Meeting of Shareholders, provided that a majority of outstanding Common Shares is present in person or by proxy and entitled to vote at the Annual Meeting. Shares voted "for" the Option Plan and shares represented by return proxies that do not contain instructions to vote against the Option Plan or to abstain from voting will be counted as shares cast for the approval of the Option Plan. Abstentions and broker non-votes will not be treated as votes cast "for" or "against" the Option Plan but will be included for purposes of determining whether a quorum is present.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE AMENDMENT TO THE HEARTLAND BANCSHARES, INC. 1997 STOCK OPTION PLAN (ITEM 2 ON THE PROXY).

                             APPOINTMENT OF AUDITORS

      Crowe, Chizek and Company LLP ("Crowe Chizek") served as auditors for the Company in 1998. Although it is anticipated that Crowe Chizek will be selected, the Audit Committee has not yet considered the appointment of auditors for 1999. Representatives of Crowe Chizek will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.


                        PRINCIPAL OWNERS OF COMMON SHARES

      To the knowledge of the Company's management, no person, or group, known by management beneficially owns more than five percent of the Company's outstanding Common Shares.


                                  OTHER MATTERS

      The Board of Directors knows of no matters, other than the matters reported above, that are to be brought before the Annual Meeting. If other matters properly come before the Annual Meeting, however, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment on such matters.


                                    EXPENSES

      All expenses in connection with this solicitation of proxies will be borne by the Company.


                  SHAREHOLDER PROPOSALS FOR 2000 ANNUAL MEETING

      A shareholder desiring to submit a proposal for inclusion in the Company's proxy statement for the 2000 Annual Meeting of Shareholders must deliver the proposal so that it is received by the Company no later than November 26, 1999. Proposals should be mailed to Jeffrey L. Goben, 420 N. Morton Street, Franklin, Indiana 46131, by certified mail, return-receipt requested.