Form 10KSB, Exhibit 13
period 1999-12-31
HEARTLAND BANCSHARES INC /IN/
filed 2000-03-30
CIK 1042905

March 25, 2000



Dear Shareholders and Friends:

December 31, 1999 marked the completion of the second full year of operations for Heartland Bancshares, Inc. and a year in which we continue to outpace our original projections. We ended the year with assets of $110 million, an increase of 70% from the previous year-end. More importantly, we recorded net income of $973,000 or $.77 per share with an efficiency ratio of 56.5%.

While the growth has far exceeded our expectations, we have been able to control the overhead, which is evidenced by an efficiency ratio equal to or better than many seasoned banks. The earnings covered our original start-up losses and have placed us in a positive retained earnings position.

The economy of Johnson County, which is the market we serve, continues to be strong, recording a record number of building permits in 1999 and boasting an unemployment percentage under 2%. The cities of Franklin and Greenwood, where we have offices, were listed as the 5th and 7th fastest growing cities in the state respectively according to the U.S. Census Bureau's population estimate for 1998.

According to FDIC June 30, 1999 statistics, Heartland Community Bank had climbed to fourth place in terms of market share of deposits in Johnson County. We consider this quite an accomplishment after 18 months of operation in a market with 15 other banks.

While many banks in 1999 expended many resources on preparing for Y2K, we were fortunate to have purchased Y2K ready hardware and software from the beginning. Nevertheless, we were prepared, as were all financial institutions, to deal with any unforeseen circumstances. Fortunately, there were no problems, and we incurred very little expense through the preparation for and passing of the event.

Our original plan has been to grow our two locations and establish a solid level of profitability, then pursue other locations and services. In August of 1999, we reached $100 million in assets and by November of 1999, we recouped all our start-up losses, causing us to begin recording income tax expense.

In October 1999, we introduced Heartline 24, a 24-hour voice response system in reaction to a customer survey taken earlier in the year. In November 1999, we introduced Heartland Investment Services, a full-service brokerage department staffed by two very experienced individuals from a competitive institution in our market. In just two months of operations, they have generated more business than projected and will continue to contribute to fee income.

On January 3, 2000, we opened a Certificate of Deposit Brokerage Program. We were fortunate to attract two experienced individuals for this area who will also contribute a positive amount to non-interest income. We have not changed our service charge structure since we opened the bank. By controlling overhead and providing services such as these, we will be able to maintain a reasonable fee structure for our customers and generate an adequate profit for our shareholders.

Also in January 2000, we opened our third location in Bargersville about six miles west of our Franklin office and seven miles south of our Greenwood office. We opened in a temporary facility with the anticipation of the permanent building being completed in June. The permanent facility will be owned by the Bank while the land on which it is built will be leased. We feel there is good opportunity for core deposit growth in this location, which is staffed with experienced staff who came to us from a local competitor.

We continue to believe our success is due to our tremendous group of employees. Our staff has grown to 48 at year-end. The customers have embraced the excellent service and expertise our team of employees have brought to the table. Our involvement in various community agencies and activities continue to set us apart from the other banks in the market.

While our performance has been excellent, our disappointment, as well I am sure is yours, is in the performance of the stock price. The last trade price at December 31, 1999 was $8.00 as compared to $8.50 at December 31, 1998. The current year-end price represents 86.9% of the $9.20 book value or 10.4 times 1999 earnings.

A comparison to Indiana's Listed Bank Group, which is comprised of 12 Indiana based bank holding companies that are publicly traded and reported by David A. Noyes & Co., shows they, on average, are priced at 207% of book value and 14 times earnings as of December 31, 1999. This same group of banks suffered a loss in per share price of 16.2% for the year of 1999 as compared to 5.9% loss in per share price for Heartland over the same period of time.

We feel that controlled growth and solid earnings will build shareholder value. This is the plan we intend to follow into the future as we continue to provide our community with banking the way they expect it.

As always, we thank our staff, shareholders, and customers for their support and confidence in Heartland Bancshares, Inc.




Steve Bechman                                   Jeffrey L. Goben
President                                       Executive Vice President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS. (Dollar amounts are in thousands, except per share data.)

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

Due to the limited length of actual operations since the bank's inception and the rapid growth experienced during that period, it is difficult to make meaningful comparisons between the amounts outstanding at December 31, 1999 and those at the previous period end. Future growth rates may not be as rapid as those realized during the start-up period due to the characteristics inherent in the early growth of a new bank.

At December 31, 1999, Heartland had approximately $110,139 in total assets, an increase of $45,479 or 70.3% from December 31, 1998 total of $64,660. Those assets were primarily comprised of loans of $91,045 and investment securities of $13,677 at December 31, 1999 compared to December 31, 1998 totals of $49,442 and $10,457 respectively. Total deposits at December 31, 1999 were approximately $88,519 compared to $52,754 at December 31, 1998. Total shareholders' equity was approximately $11,643 and $10,916 at December 31, 1999 and December 31, 1998. The increase in equity was due to the comprehensive income for the year ended December 31, 1999.

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


Note. Dollar amounts in thousands except per share data.

YEAR 2000

The Federal Financial Institutions Examination Council (FFIEC) has issued several statements regarding preparing for the Year 2000 date change and related issues. Those statements have identified specific actions and plans to be adopted by financial institutions, in an effort for them to avoid being materially adversely affected by Year 2000 failure of data processing systems. As of December 31, 1999, Heartland has implemented the procedures and plans set out by FFIEC. Heartland has completed the evaluation and testing of computer and software systems in cooperation with its primary independent data processing service provider and the amount of costs that were incurred to prepare for the date change was not significant. Heartland has also implemented evaluation and testing strategies for all areas of the company and has made efforts to communicate with customers and vendors regarding Heartland's efforts toward Year 2000 compliance.

Although Heartland has no reason to expect that the impact to its data processing and other costs and expenses will be significant or that its financial condition and results of operations will be adversely affected by Year 2000 problems, this is a forward-looking statement, and actual expenses may vary materially from current expectations due to the possibility, among other risks, that the Company's data processing service provider will be unable to perform in accordance with the Year 2000 plan and the possibility that the Company's customers may not be Year 2000 compliant.


RESULTS OF OPERATIONS

Heartland has experienced rapid growth in loans and deposits during the period of time since inception. Changes in interest income and interest expense between the two periods relate primarily to this difference unless otherwise stated in the following discussion. Heartland recorded net income of $973 for the year ended December 31, 1999 or $.77 per share and net loss of $(628) or $(.50) per share for the year ended December 31, 1998. The improvement in net income is attributable to the growth of net interest income outpacing the growth of non-interest expenses.

Comprehensive income consists of net income and other comprehensive income such as unrealized gains and losses on securities available for sale which are also recognized as separate components of equity. Comprehensive income was $727 for the year ended December 31, 1999 compared to a loss of $(588) for the year ended December 31, 1998.

Interest income of $7,573 was earned during the year ended December 31, 1999 compared to $3,140 for the year ended December 31, 1998 and was primarily generated from securities and loans. The increase is primarily due to the increase in average loans and securities outstanding during the year. Interest expense of $3,612 was incurred during the year ended December 31, 1999 and $1,307 during the year ended December 31, 1998. Interest expense is primarily related to deposits during 1999 and 1998. The increase is primarily due to the increase in average deposits and other borrowings outstanding during the year.

Net interest income for the year ended December 31, 1999 was $3,961compared to $1,833 for the year ended December 31, 1998.


Note. Dollar amounts in thousands except per share data.

The following tables depict for the years ended December 31, 1999 and 1998, certain information related to Heartland's average balance sheets and its average  yields on assets and  average  costs of  liabilities.  Such  yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

                                    Year Ended                 Year Ended
                                 December 31,1999           December 31, 1998
                                 ----------------           -----------------
                               Average/      Yield/       Average/      Yield/
                                Balance       Rate         Balance       Rate
                                -------       ----         -------       ----
Interest earning assets
   Federal funds sold          $  1,818        5.28%      $  2,581         3.83%
   Taxable securities            12,057        6.00          8,647         6.05
   Non-taxable securities           605        3.64            152         3.71
   Loans                         72,340        9.31         25,047        10.03
                                 ------                   --------
Total interest earning assets   $86,820        8.72       $ 36,427         8.62
                                =======                   ========

Interest bearing liabilities
   Interest-bearing demand,
     Money Market and Savings
      Deposits                 $ 21,285        3.96%      $  6,718         4.01%
   Time deposits                 47,088        5.45         18,048         5.70
   Short-term borrowings          1,151        4.26            150         5.82
   Other borrowings               2,745        5.68              -         -
                                 ------                  ---------
Total interest bearing
  liabilities                  $ 72,269        5.00      $  24,916         5.25
                               ========                  =========


                                                     1999         1998
                                                     ----         ----
Average yield on interest-earning assets             8.72%        8.62%
Average rate paid on interest-bearing liabilities    5.00         5.25
Net interest spread                                  3.72         3.37
Net interest margin (net interest earnings divided
 by average total interest-earning assets)           4.56         5.03
Return on average assets                             1.09        (1.63)
Return on average equity                             8.54        (5.65)

The average yield on interest-earning assets increased to 8.72% in 1999 from 8.62% in 1998 primarily because the percentage of loans to total earning assets increased during 1999 and loans are currently the highest yielding interest earning assets owned by Heartland. The average rate paid on interest bearing liabilities declined to 5.00% in 1999 from 5.25% in 1998 primarily because the average rate paid on deposits decreased during 1999. The net interest spread is calculated by subtracting the average rate paid on interest bearing liabilities from the average yield on interest earning assets.

The net interest margin decreased to 4.56% in 1999 from 5.03% in 1998. The net interest margin is calculated by dividing net interest income by average total interest earning assets. The decrease is primarily due to the increase in total average interest bearing liabilities as a percentage of total interest earning assets. During 1999 a lower percentage of interest earning assets were funded by owner's equity as compared to 1998.



Note. Dollar amounts in thousands except per share data.

The provision for loan losses was $656 for the year ended December 31, 1999 and $700 for the year ended December 31, 1998. Total charge-offs were $34 during the year ended December 31, 1999 and $4 during the year ended December 31, 1998.

Non-interest income was $202 for the year ended December 31, 1999 and $56 for the year ended December 31, 1998 and consisted of miscellaneous fees, service charges and other income. In November 1999, the Bank established Heartland Investment Services, a full-service brokerage department. Income from the department will consist primarily of commissions from the sale of non-deposit investment products such as stocks and mutual funds. Commission income during the year ended December 31, 1999 was not significant. No commission income was recorded in the year ended December 31, 1998.

During the year ended December 31, 1999, Heartland sold one security and recorded a loss of $2. No securities were sold during 1998, therefore no gain or loss on sale was recorded.

Salaries and benefits expense for the year ended December 31, 1999 was $1,373 compared to $1,016 for the year ended December 31, 1998. The number of full time equivalent employees was increased to maintain customer service through the rapid growth of loans and deposits.

Occupancy and equipment expenses of $205 and $167 were incurred during the year ended December 31, 1999 and the year ended December 31, 1998. Those expenses consist primarily of lease payments for the branch facility, depreciation and utilities expenses. The permanent Greenwood branch facility was occupied in the second quarter of 1998; therefore a full 12 months of lease expense was not incurred in the year ended December 31, 1998. Occupancy and equipment expenses are expected to increase during 2000 due to the opening of the Bargersville branch.

Data processing expenses were $304 for the year ended December 31, 1999 and were $183 for the year ended December 31, 1998. The increase in data processing expenses is correlated with the increase in loans and deposits. Many of the expenses are volume based charges.

During the year ended December 31, 1998, Heartland adopted a new accounting standard that requires that costs associated with the organization and start-up of a business be expensed as incurred. Consequently, all previously unamortized costs associated with the organization of Heartland were expensed during 1998 in the amount of $75. No amortization of organization cost was recorded in 1999.

The remaining expenses of $470 for the year ended December 31, 1999 and $376 for the year ended December 31, 1998, relate to various other items such as printing, supplies, advertising, loan expenses, professional fees, postage, insurance and training. The increase is primarily due to the increase in volume of loans and deposits.


Note. Dollar amounts in thousands except per share data.

INTERIM FINANCIAL DATA. The following table sets forth certain unaudited operating results for each period indicated and is presented to assist the reader in understanding the recent trends experienced by Heartland.


                                          For the three months ended
                                  December 31 September 30  June 30  March 31
                                  ----------- ------------  -------  --------
1999

   Total interest income         $   2,304   $   2,076   $    1,741  $   1,452
   Total interest expense            1,128         997          816        671
                                 ---------   ---------   ----------  ---------
   Net interest income               1,176       1,079          925        781
   Provision for loan loss             143         115          222        176
   Noninterest income                   64          60           51         27
   Noninterest expense                 631         669          547        505
   Provision for income taxes          182           -            -          -
                                 ---------   ---------   ----------  ---------
   Net income                    $     284   $     355   $      207  $     127
                                 =========   =========   ==========  =========
   Net income per share          $     .23   $     .28   $      .16  $     .10
   Average shares                1,265,000   1,265,000    1,265,000  1,265,000

                                          For the three months ended
                                  December 31 September 30  June 30  March 31
                                  ----------- ------------  -------  --------
1998

   Total interest income         $   1,208   $     908   $      672  $     352
   Total interest expense              557         400          267         83
                                 ---------   ---------   ----------  ---------
   Net interest income                 651         508          405        269
   Provision for loan loss             170         207          180        143
   Noninterest income                   25          18            9          4
   Noninterest expense                 498         474          431        414
   Provision for income taxes            -           -            -          -
                                 ---------   ---------   ----------  ---------
   Net income/(loss)             $       8   $    (155)  $     (197) $    (284)
                                 =========   =========   ==========  =========
   Net income/(loss) per share   $     .01   $    (.12)  $     (.16) $    (.23)
   Average shares                1,265,000   1,265,000    1,265,000  1,265,000


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


Note. Dollar amounts in thousands except per share data.

The following table sets forth information concerning the composition of the Bank's loan portfolio in dollar amounts stated in thousands and percentages of net loans at December 31.

                                     1999                  1998
                                       Percent of            Percent of
                              Amount    Net loans     Amount  Net loans
                              ------    ---------     ------  ---------
TYPE OF LOAN
Commercial loans and leases   $59,887      66.78%    $33,884      69.58%
Residential mortgages
  (1-4 family homes)           15,069      16.80       6,241      12.81
Consumer                       16,089      17.94       9,317      19.13
                              -------   --------     -------   --------
Gross loans                    91,045     101.52      49,442     101.52
Allowance for loan losses      (1,365)     (1.52)       (742)     (1.52)
                              -------   --------     -------   --------
Loans, net                    $89,680     100.00%    $48,700     100.00%
                              =======   ========     =======   ========

COMMERCIAL LENDING. Commercial loans include loans secured by commercial real estate; construction loans; and loans for business purchases, operations, inventory and lines of credit. At December 31, 1999, commercial loans totaled
$59,887 or 66.8% of the Bank's total loan portfolio. Commercial loans totaled $33,884, or 69.6% of the Bank's loan portfolio at December 31, 1998.

RESIDENTIAL MORTGAGE LOANS. Residential mortgage loans are predominantly secured by single-family homes. To reduce its exposure to changes in interest rates, the Bank currently originates adjustable rate first mortgage loans ("ARMs"), second mortgage loans and home equity lines of credit, also with adjustable rates. At December 31, 1999, the Bank's residential mortgage loans totaled approximately $15,069 or 16.8% of the Bank's total loan portfolio compared to $6,241 or 12.8% of the Bank's total loans at December 31, 1998.

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

CONSUMER LENDING. The Bank makes various types of consumer loans including loans to depositors secured by pledges of their deposit accounts, new and used automobile loans, and secured and unsecured personal loans. At December 31, 1999, the Bank's consumer loans totaled approximately $16,089 or 17.9% of the Bank's total loan portfolio compared to $9,317 or 19.1% of the Bank's total loans at December 31, 1998.



Note. Dollar amounts in thousands except per share data.

NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Nonperforming assets consist of non-accrual and nonperforming loans, real estate owned (acquired in foreclosure), and other repossessed assets. Non-accrual loans include loans on which interest recognition has been suspended because they are 90 days past due as to interest or principal and loans where there is a question about the Bank's ability to collect all principal and interest. Nonperforming loans include accruing loans that are contractually past due 90 days or more as to interest or principal payments. Nonperforming assets totaled $137 and $3 at December 31, 1999 and 1998 and are comprised of nonperforming loans and other repossessed assets.

Due to risks inherent in lending, management estimates that a certain amount of loan balances outstanding at December 31, 1999 and 1998 may not be fully collected. Although the Bank's management emphasizes the early detection and charge-off of loan losses, it is inevitable that at any time certain losses exist in the portfolio, which have not been specifically identified. To reflect the expense for such losses, a provision for loan losses is charged to earnings. Actual losses, when identified, are deducted from the allowance so established. Over time, all net loan losses must be charged to earnings. The determination of the adequacy of the allowance for loan loss is based on management's continuing review and evaluation of the loan portfolio, and its judgment as to the impact of current economic conditions on the portfolio. Management estimates the allowance balance required based on known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

To help identify and minimize potential future loan losses, on an on-going basis, management evaluates the credit quality of individual loans and borrowers and assigns a risk grade based on the various factors included in the evaluation. Loans receiving substandard risk grades are monitored regularly for repayment performance and changes in the borrowers' ability to repay the loans. These loans do not necessarily meet the definition of non-accrual or nonperforming loans and a substandard grade does not indicate that management expects a future loan loss. The outstanding balance of loans with an assigned risk grade of substandard was $1,174 and $580 at December 31, 1999 and 1998.

At December 31, 1999, the balance of the allowance for loan losses was $1,365 or 1.5% of gross loans outstanding, compared to $742 or 1.5% of gross loans outstanding at December 31, 1998. The provision charged to earnings in the year ended December 31, 1999 was $656 compared to $700 for the year ended December 31, 1998. Charge-offs were $34 in the year ended December 31, 1999 and $4 in the year ended December 31, 1998.


DEPOSIT ACTIVITIES

The Bank offers several types of deposit programs designed to attract both short-term and long-term savings by providing a wide assortment of accounts and rates. The Bank also obtains time deposits on a bid basis from customers or potential customers wishing to deposit amounts of at least $100. Time deposits from public entities such as state and local government entities, schools and hospitals totaled $9,168 or 10.4% of total deposits at December 31, 1999 and $13,900 or 26.3% at December 31, 1998.


Note. Dollar amounts in thousands except per share data.

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

Liquidity is provided by projecting loan demand and other financial needs and then maintaining sufficient funding sources and assets readily convertible into cash to meet these requirements. Heartland has provided for its liquidity needs by maintaining adequate balances in money market assets, through growth in core deposits, maturing loans and investments in its securities portfolio and by maintaining various short-term borrowing sources. At December 31, 1999,
Heartland had $13,677 or 12.4% of total assets in investment securities available-for-sale. Heartland also had $75 of federal funds sold and an additional $5,000 available from unused federal funds purchased agreement with a large commercial bank and a guaranteed line of credit from the Federal Home Loan Bank of Indianapolis.

Management believes that expected deposit growth, maturing investment securities and unused borrowing sources will be adequate to meet the liquidity needs for the foreseeable future.

Heartland attempts to manage its rate sensitivity position through the use of variable-rate loans and by matching funds acquired, having a specific maturity, with loans, securities or money market investments with similar maturities. Heartland employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. A simulation model is used to measure Heartland's net interest income volatility to changes in the level of interest rates, interest rate spreads, the shape of the yield curve and changing product growth patterns and investment strategies. Additionally, a rate sensitivity position is computed for various repricing intervals by calculating rate sensitivity gaps.


CAPITAL ADEQUACY

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.

The most restrictive capital adequacy requirement currently in place is from the agreement with the Federal Deposit Insurance Corporation in conjunction with the approval for deposit insurance, which requires that a minimum total capital to total assets ratio of 8% be maintained for the first three years of operation. The Bank's corresponding capital ratio at December 31, 1999 was 10.2% compared to 13.0% at December 31, 1998.


Note. Dollar amounts in thousands except per share data.

SERVICE AREA

The Bank's primary service area is Johnson County, Indiana. Johnson County has been described as one of the fastest growing Indiana counties by population in recent years. The Bank has branches in Franklin and Greenwood, which are the two largest cities in the county. In January 2000, the Bank opened a third branch in Bargersville, Indiana. Bargersville, also in Johnson County, is approximately six miles west of Franklin and seven miles south of Greenwood.


COMMON STOCK

Heartland had 1,265,000 shares of Common Stock issued and outstanding to approximately 1,800 shareholders (including beneficial owners who held their shares in street name) on March 10, 2000. The number of shareholders of record was 153 on March 10, 2000.

The Common Stock has been quoted on the NASD Over-the-Counter Bulletin Board under the symbol HRTB since October 3, 1997. The following table sets forth the reported high and low bid prices of the Common Stock for the quarter indicated as reported on the NASD Over-the-Counter Bulletin Board.

                            High               Low
                            ----               ---
First Quarter 1998         $11.50            $ 8.50
Second Quarter 1998         11.87             10.00
Third Quarter 1998          11.00              7.50
Fourth Quarter 1998          9.00              7.00
First Quarter 1999          11.50              7.25
Second Quarter 1999         10.00              7.75
Third Quarter 1999           9.25              7.62
Fourth Quarter 1999          9.75              7.00


The prices quoted above represent prices between dealers and do not include adjustments for mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

Heartland has not paid dividends since its inception. Funding for possible future dividends by Heartland would primarily come from dividends paid by the Bank. The Bank is subject to restrictions on the payment of dividends under Indiana law and Indiana Department of Financial Institutions ("DFI") regulations, and generally cannot pay dividends if to do so would result in its capital being deemed inadequate by the DFI or FDIC as a matter of supervisory policy. See Item I, "Capital Requirements". No assurance can be given that any dividends will be declared by Heartland in the future, or if declared, what the amount of the dividends would be or whether such dividends, once declared, would continue. Future dividend policy will depend on the Bank's earnings, capital requirements, financial condition, and other factors considered relevant by the Board of Directors of Heartland.



Note. Dollar amounts in thousands except per share data.

FINANCIAL STATEMENTS

The items listed below are presented on the following pages for your review in conjunction with the foregoing discussion:

o     Report of Independent Auditors on consolidated financial statements.

o     Consolidated Balance Sheets at December 31, 1999 and 1998.

o Consolidated Statements of Income for the years ended December 31, 1999 and 1998.

o Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1999 and 1998.

o Consolidated Statements of Cash Flows for the years ended December 31, 1999 and 1998.

o     Notes to consolidated financial statements.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Heartland Bancshares, Inc.
Franklin, Indiana


We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland
Bancshares, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





                                          Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 24, 2000

                           HEARTLAND BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998
                          (Dollar amounts in thousands)

--------------------------------------------------------------------------------


                                                             1999        1998
                                                             ----        ----
ASSETS
Cash and due from banks                                    $  3,598   $  1,963
Federal funds sold                                               75      1,200
                                                           --------   --------
      Total cash and cash equivalents                         3,673      3,163

Securities available-for-sale                                13,677     10,457
Loans                                                        91,045     49,442
Allowance for loan losses                                    (1,365)      (742)
                                                           --------   --------
      Loans, net                                             89,680     48,700
Premises and equipment, net                                   1,659      1,707
Accrued interest receivable and other assets                  1,450        633
                                                           --------   --------

                                                           $110,139   $ 64,660
                                                           ========   ========


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Noninterest-bearing deposits                            $  8,707   $  4,341
   Interest-bearing demand and savings deposits              29,428     13,397
   Interest-bearing time deposits                            50,384     35,016
                                                           --------   --------
      Total deposits                                         88,519     52,754
   Short-term borrowings                                      3,519        740
   Other borrowings                                           6,000          -
   Accrued interest payable and other liabilities               458        250
                                                           --------   --------
                                                             98,496     53,744

Shareholders' equity
   Common stock, no par value:  10,000,000 shares
     authorized; 1,265,000 shares issued and outstanding      1,265      1,265
   Additional paid-in capital                                10,466     10,466
   Retained earnings/(deficit)                                  105       (868)
   Accumulated other comprehensive income/(loss)               (193)        53
                                                           --------   --------
                                                             11,643     10,916

                                                           $110,139   $ 64,660
                                                           ========   ========

                             See accompanying notes.

                           HEARTLAND BANCSHARES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                     Years ended December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------


                                                             1999        1998
                                                             ----        ----
Interest income
   Loans, including related fees                           $  6,732    $ 2,512
   Securities:
      Taxable                                                   723        523
      Non-taxable                                                22          6
   Federal funds sold                                            96         99
                                                           --------    -------
                                                              7,573      3,140
Interest expense
   Deposits                                                   3,407      1,298
   Short-term borrowings                                         49          9
   Other borrowings                                             156          -
                                                           --------    -------
                                                              3,612      1,307
Net interest income                                           3,961      1,833
Provision for loan losses                                       656        700
                                                           --------    -------
Net interest income after provision for loan losses           3,305      1,133

Noninterest income
   Service charges and fees on deposit accounts                 152         44
   Loss on sale of security                                      (2)         -
   Other                                                         52         12
                                                           --------    -------
                                                                202         56
Noninterest expense
   Salaries and employee benefits                             1,373      1,016
   Occupancy and equipment, net                                 205        167
   Data processing                                              304        183
   Printing and supplies                                         77         69
   Advertising                                                   84         79
   Loan expenses                                                 48         45
   Professional fees                                             73         54
   Amortization of organization cost                              -         75
   Other                                                        188        129
                                                           --------    -------
                                                              2,352      1,817
Income/(loss) before income taxes                             1,155       (628)

Income taxes                                                    182          -
                                                           --------    -------

Net income/(loss)                                          $    973    $  (628)
                                                           ========    =======

Basic and diluted earnings per share                       $    .77    $  (.50)
                                                           ========    =======


                             See accompanying notes.

                           HEARTLAND BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     Years ended December 31, 1999 and 1998
                          (Dollar amounts in thousands)

--------------------------------------------------------------------------------


                                                         Accumulated
                                  Additional  Retained      Other          Total
                          Common    Paid-in   Earnings/  Comprehensive  Shareholders'
                           Stock    Capital   (Deficit)  Income/(loss)     Equity
                           -----    -------   ---------  ------------      ------

Balance January 1, 1998    $1,265  $10,466    $   (240)    $     13      $11,504

Comprehensive income
   Net loss for 1998                              (628)                    (628)
   Change in unrealized
    gain/(loss)                                                  40           40
                                                                         -------
Total comprehensive income                                                 (588)
                           ------  -------    --------     --------      -------

Balance December 31, 1999   1,265   10,466        (868)          53       10,916

Comprehensive income
   Net income for 1999                             973                       973
   Change in unrealized
    gain/(loss)                                                (246)       (246)
                                                                         -------
Total comprehensive income                                                   727
                           ------  -------    --------     --------      -------

Balance December 31, 1999  $1,265  $10,466    $    105     $   (193)     $11,643
                           ======  =======    ========     ========      =======


                             See accompanying notes.

                           HEARTLAND BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 1999 and 1998
                          (Dollar amounts in thousands)

--------------------------------------------------------------------------------


                                                             1999        1998
                                                             ----        ----
Cash flows from operating activities
   Net income/(loss)                                       $    973   $   (628)
   Adjustments to reconcile net income/(loss) to net
     cash from operating activities
      Depreciation and amortization                             135        190
      Provision for loan losses                                 656        700
      Loss on sale of security                                    2          -
      Change in assets and liabilities:
         Accrued interest receivable and other assets          (693)      (460)
         Accrued interest payable and other liabilities         208        114
            Net cash from operating activities                1,281        (84)

Cash flows from investing activities
   Purchase of securities available-for-sale                 (5,892)    (8,033)
   Proceeds from sales, calls and maturities of securities
     available-for-sale                                       2,296      5,624
   Loans made to customers, net of payments collected       (41,636)   (45,488)
   Net purchases of property and equipment                      (83)      (611)
                                                           --------   --------
      Net cash from investing activities                    (45,311)   (48,508)

Cash flows from financing activities
   Net change in deposit accounts                            35,765     50,675
   Net change in short-term borrowings                        2,779        (60)
   Draws on FHLB advances                                     6,000          -
                                                           --------   --------
      Net cash from financing activities                     44,544     50,615
                                                           --------   --------

Net change in cash and cash equivalents                         510      2,023

Cash and cash equivalents at beginning of period              3,163      1,140
                                                           --------   --------

Cash and cash equivalents at end of period                 $  3,673   $  3,163
                                                           ========   ========

Supplemental  disclosures of cash flow  information  Cash paid during the period for:
      Interest                                             $  3,510   $  1,079
      Income taxes                                              484          -


                             See accompanying notes.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: The consolidated financial statements include the accounts of Heartland Bancshares, Inc. (Corporation) and its wholly-owned subsidiary, Heartland Community Bank (Bank), after elimination of significant intercompany transactions and accounts.

The Corporation operates primarily in the banking industry, which accounts for more than 90% of its revenues, operating income and assets. The Bank is engaged in the business of commercial and retail banking, with operations conducted through its main office located in Franklin, Indiana and an additional branch location in Greenwood, Indiana. The majority of the Bank's income is derived from commercial and retail business lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Securities: Securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are written down to fair value when a decline in fair value is not temporary. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are significantly past due. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are significantly delayed, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

Premises, Furniture and Equipment: Premises, furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized over the estimated useful lives of the assets, principally on the straight-line method. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are expensed and major improvements are capitalized.

Repurchase  Agreements:   Substantially  all  repurchase  agreement  liabilities
represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation: Expense for employee compensation under stock option plans is recorded only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value were used for stock based compensation.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Statement of Cash Flows: Cash and cash equivalents are defined to include cash on hand, amounts due from banks, and federal funds sold. The Corporation reports net cash flows for customer loan and deposit transactions, and short-term borrowings.


                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale which are also recognized as separate components of equity.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Industry Segment: Internal financial information is primarily reported and aggregated in one line of business, i.e., banking.

New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.


                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES

Year-end securities are as follows:

                                                 Gross     Gross
                                    Amortized UnrealizedUnrealized    Fair
                                      Cost       Gains    Losses      Value
                                      ----       -----    ------      -----
1999
   U.S. Government and its agencies $ 9,400 $ - $ (210) $ 9,190 Obligations of states and
     political subdivisions              613         -        (12)      601
   Mortgage backed securities          2,705         1        (50)    2,656
   Corporates                            877         -        (47)      830
   FHLB stock                            400         -          -       400
                                    --------   -------   --------   -------
                                    $ 13,995   $     1   $   (319)  $13,677
                                    ========   =======   ========   =======

1998
   U.S. Government and its agencies $ 9,577 $ 71 $ (16) $ 9,632 Obligations of states and
     political subdivisions              614         1         (3)      612
   Mortgage backed securities            213         -          -       213
                                    --------   -------   --------   -------
                                    $ 10,404   $    72   $    (19)  $10,457
                                    ========   =======   ========   =======

During 1999, one security classified as available-for-sale was sold. Gross proceeds were $499 and the recognized loss on the sale was $2. There were no sales of securities during 1998.

The amortized cost and fair value of securities at December 31, 1999, by contractual maturity, are shown below.
                                                         Amortized    Fair
                                                           Cost       Value
                                                           ----       -----
   Due in one year or less                               $  5,640   $ 5,488
   Due after one year through five years                    5,013     4,897
   Due after five years through ten years                     237       236
   Due after ten years                                          -         -
   Mortgage backed securities                               2,705     2,656
   FHLB stock                                                 400       400
                                                         --------   -------
                                                         $ 13,995   $13,677
                                                         ========   =======

Securities with a carrying value of $3,168 and $2,250 at December 31, 1999 and 1998, were pledged to secure repurchase agreements.

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 3 - LOANS

Loans at year end are comprised of the following:

                                                          1999        1998
                                                          ----        ----
   Commercial loans and leases                          $ 42,778   $ 26,475
   Real estate construction and land development          17,109      7,409
   Residential real estate                                15,069      6,241
   Consumer                                               16,089      9,317
                                                        --------   --------
                                                        $ 91,045   $ 49,442
                                                        ========   ========

There were no impaired loans outstanding at December 31, 1999 or 1998, nor were any loans so identified during either year. Non-accrual loans totaled $138 and $0 at December 31, 1999 and 1998.

Certain of the Company's officers and directors were loan customers of Heartland. The balance of loans outstanding to these individuals was $229 at December 31, 1999.


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is as follows:
                                                          1999        1998
                                                          ----        ----
   Beginning balance                                    $    742   $     46
   Provision charged to operations                           656        700
   Loans charged-off                                         (34)        (4)
   Recoveries on loans previously charged-off                  1          -
                                                        --------   --------
   Ending balance                                       $  1,365   $    742
                                                        ========   ========


NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:
                                                          1999        1998
                                                          ----        ----
   Land                                                 $    205   $    205
   Buildings and improvements                                931        931
   Leasehold improvements                                    207        201
   Furniture and equipment                                   562        485
                                                        --------   --------
      Total                                                1,905      1,822
   Accumulated depreciation                                  246        115
                                                        --------   --------
      Premises, furniture and equipment, net            $  1,659   $  1,707
                                                        ========   ========


                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 6 - INTEREST-BEARING TIME DEPOSITS

Interest-bearing time deposits issued in denominations of $100 or greater totaled $22,673 and $19,374 at December 31, 1999 and 1998.

Scheduled maturities of time deposits for the next five years are as follows:

                  2000                                  $ 30,774
                  2001                                    17,405
                  2002                                     1,996
                  2003                                       134
                  2004                                        75
                                                        --------
                                                        $ 50,384

Time deposits from governmental and other public entities such as school corporations and hospitals in the Bank's market area totaled $9,168 at December 31, 1999 and $13,900 at December 31, 1998.


NOTE 7 - SHORT-TERM BORROWINGS

Short-term borrowings consist solely of repurchase agreements.


NOTE 8 - OTHER BORROWINGS

Other borrowings consist solely of advances from the Federal Home Loan Bank and were as follows at December 31, 1999:

     Maturity                   Interest
       Date                       Rate                         Balance
       ----                       ----                         -------
   February 28, 2000              5.95%                       $  1,000
   June 19, 2000                  5.63%                          4,000
   July 7, 2000        Adjustable 6.03%                          1,000

      Total                                                   $  6,000
                                                              ========

Each advance is payable at maturity date, generally with a prepayment penalty. The advances are collateralized by a blanket pledge of mortgage loans and eligible securities. Interest is payable monthly.



                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 9 - EMPLOYEE BENEFIT PLANS

A 401(k) retirement savings plan is maintained for the benefit of eligible employees. The Plan requires employees to be 21 years of age and perform one year of service before entering the Plan. Employee contributions are limited to a maximum of 15% of their salary. The Plan provides for a 50% matching of the first 6% of employee salary contributions and allows for an annual discretionary contribution. Participants are fully vested in salary deferral contributions. Employer matching contributions vest at a rate of 20% per year of employment and are fully vested after the completion of 5 years of service with the Bank. The 401(k) contribution charged to expense was $23 and $22 for 1999 and 1998, respectively.


NOTE 10 - STOCK OPTION PLAN

The Corporation maintains two stock option plans: an employee plan and a non-employee director plan. Under the terms of the plans, options for up to 265,000 shares of the Corporation's common stock may be granted to key management employees and directors of the Corporation and its subsidiaries. The exercise price of options granted to employees will be determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

Employee options are immediately exercisable with respect to 20 percent of the shares covered by the option and will vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire after ten years.

Nonemployee director options are immediately exercisable for 1,000 shares of common stock per nonemployee director. On the date of each successive annual meeting of the Corporation, options will become exercisable (assuming continued service on the Board of Directors) for an additional 1,000 shares of common stock per nonemployee director, until all options are exercisable in full.

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 10 - STOCK OPTION PLAN (Continued)

A summary of the Corporation's stock option activity, and related information for the periods ended December 31, 1999 and 1998 follows:

                                         1999                    1998
                                         ----                    ----
                                         Weighted-                  Weighted-
                                          Average                    Average
                                         Exercise                   Exercise
                               Options     Price          Options     Price
                               -------     -----          -------     -----
   Outstanding - beginning
     of period                   83,000   $   10.00        83,000   $    10.00
   Granted                       51,000       10.00             -           -
   Exercised                          -           -             -           -
   Forfeited                          -           -             -           -
                              ---------                 ---------
   Outstanding-end of period    134,000   $   10.00        83,000   $    10.00
                              =========   =========     =========   ==========
   Exercisable at end of
    period                       67,000   $   10.00        36,000   $    10.00
                              =========   =========     =========   ==========
   Weighted-average fair
     value per option granted
     duringthe period         $    2.59                 $       -
                              =========                 =========

Pro forma disclosures are required for companies that do not adopt the fair value accounting method for stock-based employee compensation. The pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. Compensation cost actually recognized for stock options was $0 for 1999 and 1998. Fair value is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999: risk-free interest rate of 6%; dividend yield of 0%; volatility factor of .001, and a weighted average expected life of 5 years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Corporation's pro forma information follows:

                                                          1999        1998
                                                          ----        ----
   Pro forma net income/(loss)                          $   891    $  (677)
   Pro forma basic and diluted earnings per share       $   .70    $  (.54)

In future years, the pro forma effect of not applying this standard may increase if additional options are granted.

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 11 - INCOME TAXES

At December 31, 1998, the Corporation had a net deferred tax asset of $275, which was reduced to $0 by a valuation allowance. During 1999, the Corporation generated sufficient profit to fully utilize all existing net operating loss carryforwards and eliminate the need for a valuation allowance.

Income tax expense for 1999 was as follows:

                  Current                          $     393
                  Deferred                                64
                  Change in valuation allowance         (275)
                                                   ---------
                     Total                         $     182
                                                   =========

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                  Federal statutory rate times
                    financial statement income     $     392
                  Change in valuation allowance         (275)
                  Effect of:
                     Tax-exempt income                    (6)
                     State taxes, net of federal
                      benefit                             66
                     Other, net                            5
                                                   ---------
                       Total                       $     182
                                                   =========


Year-end deferred tax assets and liabilities were due to the following:
                                                          1999        1998
                                                          ----        ----
   Deferred tax assets:
      Allowance for loan losses                         $    497  $     275
      Net operating loss carryforward                          -        157
      Net unrealized losses on securities                    125          -
      Other                                                   21         20
                                                        --------   --------
                                                             643        452
   Deferred tax liabilities:
      Depreciation                                           (46)       (24)
      Accrual to cash                                       (261)      (153)
                                                        --------   --------
                                                            (307)      (177)
      Valuation allowance                                      -       (275)
                                                        --------   --------
         Total                                          $    336  $       -
                                                        ========  =========

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 12 - PER SHARE DATA

Basic and diluted earnings/(loss) per share in 1999 and 1998 were computed by dividing net income/(loss) for the year by the weighted average number of shares outstanding, 1,265,000 for both periods. The outstanding stock options were not dilutive in either period, but could become dilutive in the future.


NOTE 13 - CAPITAL REQUIREMENTS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year end 1999 and 1998, the Bank was well-capitalized. Actual capital levels and minimum required levels were:

                                                                                   Minimum Required
                                                                                      To Be Well
                                                               Minimum Required   Capitalized Under
                                                                 For Capital      Prompt Corrective
                                                  Actual       Adequacy Purposes  Action Regulations
                                                  ------       -----------------  ------------------
                                              Amount   Ratio     Amount   Ratio     Amount   Ratio
                                              ------   -----     ------   -----     ------   -----
1999
Total capital (to risk weighted assets)      $12,589   14.1%    $7,118      8%     $ 8,898     10%
Tier 1 capital (to risk weighted assets)      11,474   12.9      3,559      4        5,339      6
Tier 1 capital (to average assets)            11,474   10.5      4,358      4        5,448      5

1998
Total capital (to risk weighted assets)      $ 8,606   17.0%    $4,056      8%     $ 5,070     10%
Tier 1 capital (to risk weighted assets)       7,971   15.7      2,028      4        3,042      6
Tier 1 capital (to average assets)             7,971   14.5      2,196      4        2,745      5



                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases certain branch facilities and land under operating leases expiring in 2007 and 2005. The related lease expense was $60 and $43 for 1999 and 1998. Future minimum lease payments are as follows:

                  2000                              $     71
                  2001                                    77
                  2002                                    79
                  2003                                    81
                  2004                                    83
                  Thereafter                             219
                                                    --------
                     Total minimum lease payments   $    610

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it uses for on-balance sheet items.

Off-balance sheet financial instruments whose contract amount represents credit risk are summarized as follows:
                                                        1999          1998
                                                        ----          ----

    Unused lines of credit                           $  18,409    $  10,098
    Commitments to make loans                            6,525        7,774
    Letters of credit                                      422          298

Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items. These commitments are generally variable rate or carry a term of one year or less.

The cash balance required to be maintained on hand or on deposit with the Federal Reserve was $374 at December 31, 1999. These reserves do not earn interest.


                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair values of the Corporation's financial instruments were as follows at December 31:

                                           1999                    1998
                                           ----                    ----
                                    Carrying     Fair       Carrying     Fair
                                     Value      Value        Value      Value
                                     -----      -----        -----      -----
   Financial assets:
      Cash and cash equivalents    $  3,673    $ 3,673      $  3,163   $  3,163
      Securities
       available-for-sale            13,677     13,677        10,457     10,457
      Loans, net                     89,680     89,412        48,700     48,706
      Accrued interest receivable       922        922           564        564

   Financial liabilities:
      Deposits                     $(88,519)  $(88,434)     $(52,754)  $(53,012)
      Short-term borrowings          (3,519)    (3,519)         (740)      (740)
      Other borrowings               (6,000)    (6,000)            -         -
      Accrued interest payable         (330)      (330)         (228)      (228)

Fair value approximates carrying amount for all items except those described below. Fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Fair value for IRAs, time certificates of deposit, and FHLB advances are based on the rates paid at year end for new deposits or borrowings, applied until maturity. Fair value for other financial instruments and off-balance-sheet loan commitments are considered nominal.


                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY STATEMENTS

Presented below are condensed balance sheets and statements of income and cash flows for the parent company.

                            CONDENSED BALANCE SHEETS

                                                             1999        1998
                                                             ----        ----
ASSETS
Cash                                                       $    351   $     22
Securities available-for-sale, at market                          -      2,851
Investment in bank                                           11,281      7,993
Other assets                                                     32         50
                                                           --------   --------
                                                           $ 11,664   $ 10,916
                                                           ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities                                                $     21   $      -
Shareholders' equity                                         11,643     10,916
                                                           --------   --------
                                                           $ 11,664   $ 10,916
                                                           ========   ========


                         CONDENSED STATEMENTS OF INCOME

                                                             1999        1998
                                                             ----        ----
Operating income
   Dividends received from subsidiary bank                 $      -   $      -
   Interest income                                               94        161
                                                           --------   --------
Operating expenses
   Professional fees                                             10         16
   Amortization of deferred costs                                 -         12
   Other                                                         15          9
                                                           --------   --------

Income before income taxes and equity in
  undistributed earnings of subsidiary                           69        124
Income tax expense                                               99          -
                                                           --------   --------

Income before equity in undistributed earnings of bank          (30)       124
Equity in undistributed earnings of bank                      1,003       (752)

Net income/(loss)                                          $    973   $   (628)
                                                           ========   ========

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
              (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                             1999        1998
                                                             ----        ----
Cash flows from operating activities
   Net income/(loss)                                       $    973   $   (628)
   Adjustments to reconcile net income/(loss) to net cash
     from operating activities
      Amortization of deferred costs                              -         12
      Equity in undistributed earnings of bank               (1,003)       752
      Other assets and liabilities, net                          39          -
                                                           --------   --------
         Net cash from operating activities                       9        136

Cash flows from investing activities
   Purchase of securities available-for-sale                      -       (119)
   Maturities of securities available-for-sale                  320          -
                                                           --------   --------
      Net cash from investing activities                        320       (119)

Net change in cash and cash equivalents                         329         17

Beginning cash and cash equivalents                              22          5
                                                           --------   --------

Cash and cash equivalents at end of period                 $    351  $      22
                                                           ========  =========

Supplemental disclosures of cash flow information Non-cash transactions:

     During the year ended December 31, 1999, securities with carrying value of $2,500 were transferred to the Bank as additional investment.

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

Sharon Acton,                      John M. Morin,
Director                           Vice President Consumer loans

J. Michael Jarvis,                 K. Keith Fox,
Director                           Vice President Commercial Loans

John Norton,                       R. Trent McWilliams,
Director                           Vice President Business Development

Robert Richardson,                 Jeff Joyce,
Director                           Vice President and Controller

James C. Stewart,                  Benjamin Whehling
Director                           Vice President, Heartland Investment Services

Steve Bechman,                     Robert Maher
Director                           Vice President, CD Brokerage Program

Jeffrey L. Goben,                  Alexa McKnight,
Director                           Assistant Vice President, Teller Operations

                                   Terri Webb,
                                   Assistant Vice President, Loan Operations

                                   Pam Fender,
                                   Assistant Vice President, Deposit Operations

                                   Mary Carter
                                   Assistant Vice President, Branch Manager

                                   Kathee Pruitt
                                   Assistant Vice President, Branch Manager

Banking Facilities

Franklin:                   Greenwood:                   Bargersville:
420 North Morton Street     489 South State Road 135     507 Three Notch Lane
(U.S. 31)                   Greenwood, IN  46142         Bargersville, IN 46106
Franklin, IN  46131         Phone (317) 881-3915         Phone (317) 422-1370
Phone (317) 738-3915        FAX (317) 859-3849           FAX (317) 422-1495
FAX (317) 736-5022


Investor Relations/Analyst Contact

Jeff D. Joyce, Chief Financial Officer
(317) 738-2854
(317) 736-5022 facsimile
JeffJHRTB@AOL.com






















ANNUAL REPORT ON FORM 10-KSB

UPON WRITTEN REQUEST HEARTLAND WILL PROVIDE TO EACH SHAREHOLDER, WITHOUT CHARGE, A COPY OF HEARTLAND'S ANNUAL REPORT ON FORM 10-KSB FOR 1999, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE DIRECTED TO JEFF JOYCE, CFO, HEARTLAND BANCSHARES, INC. PO BOX 469 FRANKLIN, INDIANA 46131.