Form 10KSB, Exhibit 13
period 2000-12-31
HEARTLAND BANCSHARES INC /IN/
filed 2001-04-06
CIK 1042905

March 18, 2001



Dear Shareholders and Friends:

      The year 2000 started with virtually no Y2K problems, increasing interest rates, and ended with an historical presidential election and decreasing interest rates. We are proud to report that for the first year of the new millennium, Heartland Bancshares, Inc. continued to grow faster than projected, and with the exception of loan loss reserves discussed below, showed positive earnings numbers. We ended the year with total assets of $165 million, up $55 million or 50% from the December 31, 1999 total of $110 million.

      For our third full year of operation ending December 31, 2000, we recorded net income of $751,000 or $.57 per share. Strong growth in net interest income, 58.5% over 1999, was partially offset by an increase in the provision for loan losses to $1.7 million for 2000 compared to $656,000 in 1999. Higher net charge-offs and increased levels of non-performing loans, combined with the identification of credits, that while performing, were demonstrating weaknesses as interest rates increased, prompted management to build the allowance to a higher level.

      Despite changing interest rates, our net interest margin increased to 4.58% for 2000 compared to 4.45% for 1999, which compares favorably to banks our age. We were able to maintain this level primarily through growth in core deposits and loans.

      During the year, we opened two new branch offices, one in Bargersville and a second Greenwood location. Despite the opening of two new facilities and increasing our staff from 45 at December 31, 1999 to 72 at December 31, 2000, our efficiency ratio was 57% for 2000 and 1999.

      In last year's annual report, I announced two new areas of the bank; Heartland Investment Services, a full service brokerage department that opened in November, 1999 and the Certificate of Deposit Brokerage Program that opened in January, 2000. Both had good years, which contributed to our Non Interest Income increasing from $297,000 for 1999 to $767,000 for 2000.

      According to the U. S. Census Bureau for the period from 1990 to 1999, Johnson County remained the third-fastest growing county in the state with the cities of Franklin and Greenwood ranked sixth and eighth respectively in terms of growth. This growth along with the continued acceptance of our style of banking has vaulted us to third place in terms of deposit market share in Johnson County according to June 30, 2000 FDIC statistics. We are very proud of this achievement in three short years in a market of 15 financial institutions.

      Our disappointment still lies with the performance of our stock price. In a move to reward our faithful shareholders, we announced a 5% stock dividend in September. The last trade price in 1999 was at $8 compared to the last trade price in 2000 of $7.94. If you held 100 shares at 12/31/99, your value was $800 compared to 105 shares (including the 5% stock dividend) at 12/31/2000, a value of $834 or an increase of slightly over 4%.

      We attribute much of our growth and community acceptance to our tremendous personal customer service. But we are also aware of a growing segment of the population that prefers to bank by electronic means. As a result, we contracted with an Internet banking provider during the summer of 2000 and recently began offering electronic banking to our customers. NETteller is a state of the art on-line banking product that presently puts us in front of the competition. During the year 2001, we plan to aggressively market this product.

      Also during 2001, plans have been made to lease a facility that will be constructed on property adjacent to our main office and will house commercial and mortgage lending representatives, as well as all of the loan and deposit operations functions. We plan to occupy this facility in the third quarter.

      With prospects of interest rates declining, 2001 should be a good year. We will continue to monitor our loan quality closely and control overhead. We feel we are staffed and positioned to continue to build a strong and profitable bank for our shareholders and a bank our customers can depend on for quality service and products.

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








Steve Bechman                             Jeffrey L. Goben
President                                 Executive Vice President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS. (Dollar amounts are in thousands, except per share data.)


SUMMARY

Heartland Bancshares, Inc. ("Heartland") is a one-bank holding company incorporated May 27, 1997. Heartland's primary asset is its wholly owned banking subsidiary, Heartland Community Bank ("the Bank"), an Indiana-chartered commercial bank. The Bank received regulatory approval to open in the fall of 1997 and commenced banking operation December 17, 1997. Heartland's primary business consists of attracting deposits from the general public and originating real estate, commercial and consumer loans and purchasing investments through its four offices located in Franklin, Greenwood, and Bargersville, Indiana.

Due to the limited length of actual operations since the bank's inception and the rapid growth experienced during that period, it is difficult to make meaningful comparisons between the amounts outstanding at December 31, 2000 and those at the previous period end. We do not anticipate that future growth rates will be as rapid as those experienced during the start-up period.

At December 31, 2000, Heartland had $164,916 in total assets, an increase of $54,777 or 49.7% from December 31, 1999 total of $110,139. Those assets were primarily comprised of loans of $132,549 and securities of $22,199 at December 31, 2000 compared to December 31, 1999 totals of $91,045 and $13,677, respectively. Total deposits at December 31, 2000 were $139,220 compared to $88,519 at December 31, 1999. Total shareholders' equity was $12,658 and $11,643 at December 31, 2000 and December 31, 1999. The increase in equity was due to the comprehensive income for the year ended December 31, 2000.

The Bank's deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to comprehensive regulation, examination and supervision by the Indiana Department of Financial Institutions ("DFI") and the FDIC. Heartland is registered as a bank holding company with the Board of Governors of the Federal Reserve System ("FRB") and is subject to its regulation, examination and supervision.

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

Dollar amounts in thousands except per share data.

 Note. Dollar amounts in thousands except per share data.

RESULTS OF OPERATIONS

Heartland has experienced rapid growth in loans and deposits during the period of time since inception. Changes in interest income and interest expense between the two periods discussed relate primarily to the difference in average loans and deposits unless otherwise stated in the following discussion.

Heartland recorded net income of $751 for the year ended December 31, 2000, or $.57 per share, and net income of $973, or $.73 per share, for the year ended December 31, 1999. The decrease in net income is attributable to a higher provision for loan losses and growth of non-interest expenses, partially offset by the growth of net interest and non-interest income. Heartland also bore a full income tax load in 2000, as existing net operating loss carryforwards were fully utilized in 1999.

Comprehensive income consists of net income and other comprehensive income such as unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity. Comprehensive income was $1,015 for the year ended December 31, 2000 compared to $727 for the year ended December 31, 1999.

Interest income of $12,476 was earned during the year ended December 31, 2000, compared to $7,478 for the year ended December 31, 1999 and was primarily generated from securities and loans. The increase is primarily due to the increase in average loans and securities outstanding during the year and secondarily due to increases in yields earned on loans and securities. Interest expense of $6,347 was incurred during the year ended December 31, 2000 and $3,612 during the year ended December 31, 1999. Interest expense is primarily related to deposits during 2000 and 1999. The increase is primarily due to the increase in average deposits and other borrowings outstanding during the year.

Net interest income for the year ended December 31, 2000 was $6,129 compared to $3,866 for the year ended December 31, 1999.

Dollar amounts in thousands except per share data.

The following tables depict for the years ended December 31, 2000 and 1999, certain information related to Heartland's average balance sheets and its average yields on assets and costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

                                  Year Ended                Year Ended
                              December 31, 2000         December 31, 1999
                               Average/   Yield/         Average/   Yield/
                               Balance     Rate          Balance     Rate
                               -------     ----          -------     ----
Interest earning assets
   Short-term investments     $  3,409     5.75%        $  1,818     5.28%
   Taxable securities           16,435     6.79           12,057     6.00
   Non-taxable securities          669     3.74              605     3.64
   Loans                       113,182     9.84           72,340     9.17
                              --------                  --------
Total interest earning
 assets                       $133,695     9.33         $ 86,820     8.61
                              ========                  ========

Interest bearing liabilities
   Interest-bearing demand,
     Money Market and Savings
      Deposits                 $37,843     4.35%        $ 21,285     3.96%
   Time deposits                65,807     6.16           47,088     5.45
   Short-term borrowings         6,791     5.05            1,151     4.26
   Other borrowings              4,665     6.50            2,745     5.68
                              --------                  --------
Total interest bearing
 liabilities                  $115,106     5.51         $ 72,269     5.00
                              ========                  ========

                                                        2000       1999
                                                        ----       ----
Average yield on interest-earning assets                9.33%      8.61%
Average rate paid on interest-bearing liabilities       5.51       5.00
Net interest spread                                     3.82       3.61
Net interest margin (net interest earnings divided
 by average total interest-earning assets)              4.58       4.45
Return on average assets                                 .54       1.09
Return on average equity                                6.21       8.54

The increase in average yield on interest-earning assets to 9.33% in 2000 from 8.61% in 1999 was driven by rising interest rates and the percentage increase of loans to total earning assets during 2000. The average rate paid on interest bearing liabilities increased to 5.51% in 2000 from 5.00% in 1999 primarily because the of general increases in market interest rates.

The net interest margin increased to 4.58% in 2000 from 4.45% in 1999. The net interest margin is calculated by dividing net interest income by average total interest earning assets. The increase is primarily due to the increase in average yields on loans in excess of the increase in rates on deposits and the increase in the percentage of loans to total earning assets.

Dollar amounts in thousands except per share data.

The provision for loan losses was $1,744 for the year ended December 31, 2000 and $656 for the year ended December 31, 1999. Net charge-offs were $442 during the year ended December 31, 2000 and $33 during the year ended December 31, 1999. More than one-half of the net charge-offs for the year 2000 came from three commercial loan relationships where losses exceeded $50. Consumer loan losses, primarily deficiency balances when automobiles were repossessed also increased to over $100. Non performing loans at December 31, 2000 increased to $992 from $137 at the end of 1999. These factors, combined with the identification of credits that, while performing, were demonstrating weaknesses as interest rates increased prompted management to build the allowance to a higher level. The allowance for loan losses was 2.01% at December 31, 2000 compared to 1.50% at year-end 1999 and covers non-performing loans 2.4x at year-end 2000, compared to 9.9x in 1999.

Non-interest income was $767 for the year ended December 31, 2000 and $297 for the year ended December 31, 1999 and consists primarily, of miscellaneous fees, service charges and other income. In November 1999, the Bank established Heartland Investment Services, a full-service brokerage department. Income from the department consists primarily of commissions from the sale of non-deposit investment products such as stocks and mutual funds. Commission income on investment sales combined with commission income earned from the CD brokerage program for the year ended December 31, 2000 was $314. Commission income during the year ended December 31, 1999 was not significant.

Gains related to the sale, service released, of residential real estate loans declined to $81 in 2000 from $95 in 1999, as interest rates rose and the fixed rate, residential real estate loan market softened. Net securities gains in 2000 were $6 compared to losses of $2 in 1999

Salaries and benefits expense for the year ended December 31, 2000 was $2,283 compared to $1,373 for the year ended December 31, 1999. The number of full time equivalent employees was increased to staff the two new branch offices and to maintain customer service through the rapid growth of loans and deposits.

Occupancy and equipment expenses of $344 and $205 were incurred during the years ended December 31, 2000 and 1999. Those expenses consist primarily of lease payments for the branch facilities, depreciation and utilities expenses. Occupancy and equipment expenses increased during 2000 due to the opening of the two new branch offices.

Data processing expenses were $472 for the year ended December 31, 2000 compared to $304 for the year ended December 31, 1999. The increase in data processing expenses is correlated with the increase in loans and deposits. Many of the expenses are volume based charges.

Professional fees increased to $175 during 2000 from $73 during 1999 due to the outsourcing of internal audit procedures, increased loan collection issues and increased legal fees.

Dollar amounts in thousands except per share data.

The remaining expenses of $655 for the year ended December 31, 2000 and $397 for the year ended December 31, 1999, relate to various other items such as printing, supplies, advertising, loan expenses, postage, insurance and training. The increase is primarily due to the increase in volume of loans and deposits and the opening of the two new branches during 2000.

Income tax expense increased to $472 for 2000 compared to $182 in 1999. The effective tax rate for 2000 was 38.6%, compared to 15.8% in 1999. In 1999, Heartland realized a $275 benefit from a net operating loss carryforward. Absent this, the 1999 effective tax rate would have been 39.6%.


LENDING ACTIVITIES

The following table sets forth information concerning the composition of the Bank's loan portfolio in dollar amounts stated in thousands and percentages of loans at December 31.

                                         2000                      1999
                                           Percent of                Percent of
                                  Amount  Gross loans       Amount   Gross loans
                                  ------  -----------       ------   -----------
TYPE OF LOAN
Commercial loans and leases      $ 63,766     48.11%       $ 42,778      46.99%
Real estate construction and
 land development                  24,719     18.65          17,109      18.79
Residential mortgages
 (1-4 family homes)                21,942     16.55          15,069      16.55
Consumer                           22,122     16.69          16,089      17.67
                                   ------     -----        --------     ------
Gross loans                      $132,549    100.00%       $ 91,045     100.00%
                                 ========    ======        ========     ======

COMMERCIAL LENDING. Commercial loans include loans secured by commercial real estate; and loans for business purchases, operations, inventory and lines of credit. At December 31, 2000, commercial loans totaled $63,766 or 48.11% of the Bank's total loan portfolio. Commercial loans totaled $42,778, or 46.99% of the Bank's loan portfolio at December 31, 1999.

REAL ESTATE CONSTRUCTION AND LAND DEVELOPMENT LOANS. Real estate construction and land development loans are secured by real estate and include commercial and residential construction loans and loans to develop land. At December 31, 2000, real estate construction and land development loans totaled $24,719 or 18.65% of the bank's total loan portfolio compared to $17,109 or 18.79% of the bank's total loan portfolio at December 31, 1999.

RESIDENTIAL MORTGAGE LOANS. Residential mortgage loans are predominantly secured by single-family homes. To reduce its exposure to changes in interest rates, the Bank currently originates adjustable rate first mortgage loans ("ARMs"), second mortgage loans and home equity lines of credit, also with adjustable rates. At December 31, 2000, the Bank's residential mortgage loans totaled approximately $21,942 or 16.55% of the Bank's total loan portfolio compared to $15,069 or 16.55% of the Bank's total loans at December 31, 1999.

The Bank has negotiated with third party mortgage companies an agreement whereby the Bank would receive a fee for originating fixed rate 1-4 family residential real estate mortgages. Underwriting and servicing would be the responsibility of the third party mortgage company.

Dollar amounts in thousands except per share data.

CONSUMER LENDING. The Bank makes various types of consumer loans including loans to depositors secured by pledges of their deposit accounts, new and used automobile loans, and secured and unsecured personal loans. At December 31, 2000, the Bank's consumer loans totaled approximately $22,122 or 16.69% of the Bank's total loan portfolio compared to $16,089 or 17.67% of the Bank's total loans at December 31, 1999.


NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Nonperforming assets consist of non-accrual and nonperforming loans, real estate owned (acquired in foreclosure), and other repossessed assets. Non-accrual loans include loans on which interest recognition has been suspended because they are 90 days past due as to interest or principal and loans where there is a question about the Bank's ability to collect all principal and interest. Nonperforming loans include accruing loans that are contractually past due 90 days or more as to interest or principal payments. Nonperforming assets totaled $1,351 and $137 at December 31, 2000 and 1999.

Due to risks inherent in lending, management estimates that a certain amount of loan balances outstanding at December 31, 2000 and 1999 may not be fully collected. Although the Bank's management emphasizes the early detection and charge-off of loan losses, it is inevitable that at any time certain losses exist in the portfolio, which have not been specifically identified. To reflect the expense for such losses, a provision for loan losses is charged to earnings. Actual losses, when identified, are deducted from the allowance so established. Over time, all net loan losses must be charged to earnings. The determination of the adequacy of the allowance for loan loss is based on management's continuing review and evaluation of the loan portfolio, and its judgment as to the impact of current economic conditions on the portfolio. Management estimates the allowance balance required based on known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

To help identify and minimize potential future loan losses, on an on-going basis, management evaluates the credit quality of individual loans and borrowers and assigns a risk grade based on the various factors included in the evaluation. Loans receiving substandard risk grades are monitored regularly for repayment performance and changes in the borrowers' ability to repay the loans. These loans do not necessarily meet the definition of non-accrual or nonperforming loans and a substandard grade does not indicate that management expects a future loan loss. The outstanding balance of loans with an assigned risk grade of substandard was $10,120 and $1,174 at December 31, 2000 and 1999.

Dollar amounts in thousands except per share data.

At December 31, 2000, the balance of the allowance for loan losses was $2,667 or 2.0% of gross loans outstanding, compared to $1,365 or 1.5% of gross loans outstanding at December 31, 1999. The provision charged to earnings in the year ended December 31, 2000 was $1,744 compared to $656 for the year ended December 31, 1999. Charge-offs were $446 in the year ended December 31, 2000 and $34 in the year ended December 31, 1999.


DEPOSIT ACTIVITIES

The Bank offers several types of deposit programs designed to attract both short-term and long-term savings by providing a wide assortment of accounts and rates. The Bank also obtains time deposits on a bid basis from customers or potential customers wishing to deposit amounts of at least $100. Time deposits from public entities such as state and local government entities, schools and hospitals totaled $14,183 or 10.2% of total deposits at December 31, 2000 and $9,168 or 10.4% at December 31, 1999.

Interest earned on statement savings accounts is paid from the date of deposit to the date of withdrawal, compounded and credited quarterly. Interest earned on money market demand deposit accounts is compounded and credited monthly. The interest rates on these accounts are reviewed by management of the Bank daily and adjusted as often as deemed necessary.


BANK Liquidity and Interest Rate Sensitivity

Liquidity is a measure of the Bank's ability to meet its customers' present and future deposit withdrawals and/or increased loan demand without unduly penalizing earnings. Interest rate sensitivity involves the relationship between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate movements on the Bank's net interest income. The Bank manages both its liquidity and interest sensitivity through a coordinated asset/liability management program directed by the Asset Liability Committee.

Liquidity is provided by projecting loan demand and other financial needs and then maintaining sufficient funding sources and assets readily convertible into cash to meet these requirements. The Bank has provided for its liquidity needs by maintaining adequate balances in money market assets, through growth in core deposits, maturing loans and investments in its securities portfolio and by maintaining various short-term borrowing sources. At December 31, 2000, the Bank had $22,199 or 13.5% of total assets in securities available-for-sale. The Bank also had $169 of federal funds sold and an additional $5,000 available from unused federal funds purchased agreement with a large commercial bank and a guaranteed line of credit from the Federal Home Loan Bank of Indianapolis.

Management believes that expected deposit growth, maturing investment securities and unused borrowing sources will be adequate to meet the liquidity needs for the foreseeable future.

Dollar amounts in thousands except per share data.

The Bank attempts to manage its rate sensitivity position through the use of variable-rate loans and by matching funds acquired, having a specific maturity, with loans, securities or money market investments with similar maturities. The Bank employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. A simulation model is used to measure the Bank's net interest income volatility to changes in the level of interest rates, interest rate spreads, the shape of the yield curve and changing product growth patterns and investment strategies. Additionally, a rate sensitivity position is computed for various repricing intervals by calculating rate sensitivity gaps.


CAPITAL ADEQUACY

Heartland and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.

The most restrictive capital adequacy requirement in place during 1999 and 2000 was from the agreement with the FDIC in conjunction with the approval for deposit insurance. It required that a minimum total capital to total assets ratio of 8% be maintained for the first three years of operation. The Bank's corresponding capital ratio at December 31, 2000 was 8.3% compared to 10.5% at December 31, 1999. This requirement ended December 17, 2000 in accordance with the agreement with the Federal Deposit Insurance Corporation. The Bank's regulators in March 2001 requested that the Bank sign a regulatory agreement, which would (among other provisions) require the Bank to maintain a ratio of Tier 1 capital to total assets of not less than 7.5% and refrain from paying dividends that would cause that ratio requirement to be violated. In addition the regulatory agreement would require that the Bank refrain from taking action that would result in the Bank's assets growing by more than 5% in any three-month period. Although the Bank has not yet agreed to these requests, management anticipates that regulatory restrictions on the Bank's capital, asset growth and dividend-paying ability will result from these requests. At December 31, 2000, the Bank's Tier 1 capital to total assets ratio was 8.26%. See note 12 to the consolidated financial statements.

In addition Heartland may not incur indebtedness if its parent company debt to equity ratio would exceed 30% without the consent of the FRB. At December 31, 2000, Heartland's parent company debt to equity ratio was 7.9%.

Dollar amounts in thousands except per share data.

PARENT COMPANY LIQUIDITY

Heartland, the parent company of the Bank, borrowed $1,000 during the fourth quarter of 2000 from a commercial bank lender under a credit line for the purpose of contributing the borrowed proceeds to the capital of the Bank in order to support the Bank's continued growth. See note 7 to the consolidated financial statements. Due to the additional provisions for loan losses made in the fourth quarter, Heartland at December 31, 2000 was in violation of one of the financial covenants included in its loan agreement with the lender. Consequently, the lender is no longer obligated to advance additional amounts to Heartland and could, at its option, accelerate the repayment of all amounts due under the loan. The lender has advised Heartland that it will not advance additional funds to Heartland under the credit line and has requested that Heartland commence repaying the $1,000 principal amount in 12 quarterly amounts of $83 principal amount each (plus interest), payable on each quarter end date commencing March 31, 2001.

Heartland expects to rely upon dividends from the Bank as the source of its funds to meet its obligations to its bank lender under the loan agreement. At February 28, 2001, the Bank's Tier 1 capital to total assets ratio was 7.9% and it could have paid dividends of $784 without violating the provisions of the regulatory agreement as discussed under the "Capital Adequacy" caption above. If the Bank's Tier 1 capital to total assets ratio should fall below the required 7.5% or the Bank otherwise cannot lawfully or prudently pay dividends to Heartland for the purpose of Heartland's payment of its debt to its bank lender, Heartland would be required to obtain the lender's consent to delayed repayment terms or obtain alternative sources of funds to satisfy its obligations to its lender. Heartland believes that its existing indebtedness can be refinanced with other lenders in the event that discussions with its existing lender do not result in a mutually agreeable restructured loan agreement and Heartland is in discussions with one other lender in this connection; however, there can be no assurance that credit terms that are satisfactory to Heartland can be obtained from either the existing lender or any alternative lender.


SERVICE AREA

The Bank's primary service area is Johnson County, Indiana. Johnson County has been described as one of the fastest growing Indiana counties by population in recent years. The Bank has one branch in Franklin and two in Greenwood, which are the two largest cities in the county. In January 2000, the Bank opened a third branch in Bargersville, Indiana. Bargersville, also in Johnson County, is approximately six miles west of Franklin and seven miles south of Greenwood.


COMMON STOCK

Heartland had 1,328,194 shares of Common Stock issued and outstanding to approximately 1,700 shareholders (including beneficial owners who held their shares in street name) on March 1, 2001. The number of shareholders of record was 164 on March 1, 2001.

Dollar amounts in thousands except per share data.

The Common Stock has been quoted on the NASD Over-the-Counter Bulletin Board under the symbol HRTB since October 3, 1997. The following table sets forth the reported high and low bid prices of the Common Stock for the quarters indicated as reported on the NASD Over-the-Counter Bulletin Board. (Data is retroactively adjusted for the five percent stock dividend issued in October 2000).

                        High             Low
                        ----             ---
First Quarter 1999    $10.95           $6.90
Second Quarter 1999     9.52            7.38
Third Quarter 1999      8.81            7.26
Fourth Quarter 1999     9.29            6.67
First Quarter 2000      8.05            6.12
Second Quarter 2000     7.32            5.78
Third Quarter 2000      8.96            7.02
Fourth Quarter 2000     9.88            7.25

The prices quoted above represent prices between dealers and do not include adjustments for mark-ups, mark-downs or commissions and do not necessarily represent actual transactions. Heartland has not paid cash dividends since its inception and does not anticipate doing so in the foreseeable future. In October 2000, Heartland issued a five percent stock dividend on all outstanding shares.

FINANCIAL STATEMENTS

The items listed below are presented on the following pages for your review in conjunction with the foregoing discussion:

o     Report  of  Independent  Auditors  on  consolidated   financial
      statements.

o     Consolidated Balance Sheets at December 31, 2000 and 1999.

o Consolidated Statements of Income for the years ended December 31, 2000 and 1999.

o Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2000 and 1999.

o Consolidated Statements of Cash Flows for the years ended December 31, 2000 and 1999.

o     Notes to consolidated financial statements.

                   REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Heartland Bancshares, Inc.
Franklin, Indiana


We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland
Bancshares, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 in conformity with generally accepted accounting principles.





                                    Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 23, 2001

                           HEARTLAND BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999
                          (Dollar amounts in thousands)

--------------------------------------------------------------------------------

                                                    2000     1999
                                                    ----     ----
ASSETS
Cash and due from banks                           $  7,070  $  3,598
Federal funds sold                                     169        75
                                                  --------  --------
      Total cash and cash equivalents                7,239     3,673

Securities available-for-sale                       22,199    13,677
Loans                                              132,549    91,045
Allowance for loan losses                           (2,667)   (1,365)
                                                  --------  --------
      Loans, net                                   129,882    89,680
Premises and equipment, net                          2,323     1,659
Accrued interest receivable and other assets         3,273     1,450
                                                  --------  --------

                                                  $164,916  $110,139
                                                  ========  ========


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Noninterest-bearing deposits                   $ 14,238  $  8,707
   Interest-bearing demand and savings deposits     50,360    29,428
   Interest-bearing time deposits                   74,622    50,384
                                                  --------  --------
      Total deposits                               139,220    88,519
   Repurchase agreements                             9,273     3,519
   Other borrowings                                  3,000     6,000
   Accrued interest payable and other liabilities      765       458
                                                  --------  --------
                                                   152,258    98,496

Shareholders' equity
   Common stock, no par value:  10,000,000 shares
     authorized; 1,328,194 (2000) and 1,265,000
     (1999) shares issued and outstanding            1,328     1,265
   Additional paid-in capital                       10,912    10,466
   Retained earnings                                   347       105
   Accumulated other comprehensive income (loss)        71      (193)
                                                  --------  --------
                                                    12,658    11,643
                                                  --------  --------

                                                  $164,916  $110,139
                                                  ========  ========


                             See accompanying notes.

                           HEARTLAND BANCSHARES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                           December 31, 2000 and 1999
                          (Dollar amounts in thousands)

--------------------------------------------------------------------------------

                                                     2000     1999
                                                     ----     ----
Interest income
   Loans, including related fees                   $11,139   $6,637
   Securities:
      Taxable                                        1,116      723
      Non-taxable                                       25       22
   Short-term investments                              196       96
                                                   -------   ------
                                                    12,476    7,478
Interest expense
   Deposits                                          5,701    3,407
   Short-term borrowings                               343       49
   Other borrowings                                    303      156
                                                   -------   ------
                                                     6,347    3,612
                                                   -------   ------
Net interest income                                  6,129    3,866
Provision for loan losses                            1,744      656
                                                   -------   ------
Net interest income after provision for loan losses  4,385    3,210

Noninterest income
   Deposit service charges and fees                    296      152
   Commissions on investment sales                     314        9
   Gain (loss) on sale of securities                     6       (2)
   Brokered mortgage loan fees                          81       95
   Other                                                70       43
                                                   -------   ------
                                                       767      297
Noninterest expense
   Salaries and employee benefits                    2,283    1,373
   Occupancy and equipment, net                        344      205
   Data processing                                     472      304
   Advertising                                         140       84
   Professional fees                                   175       73
   Other                                               515      313
                                                   -------   ------
                                                     3,929    2,352
                                                    -------   ------
Income before income taxes                           1,223    1,155

Income taxes                                           472      182
                                                   -------   ------

Net income                                         $   751   $  973
                                                   =======   ======

Basic and diluted earnings per share               $   .57   $  .73
                                                   =======   ======


                             See accompanying notes.

                           HEARTLAND BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
            Years ended December 31, 2000 and 1999 (Dollar amounts in thousands, except per share data)

--------------------------------------------------------------------------------


                                                         Accumulated     Total
                                   Additional               Other        Share-
                           Common   Paid-in   Retained  Comprehensive   holders'
                            Stock   Capital   Earnings     Income        Equity
                            -----   -------   --------     ------        ------

Balance January 1, 1999   $  1,265  $ 10,466  $   (868)   $      53    $ 10,916

Comprehensive income
   Net income for 1999          --        --       973           --         973
   Change in net
    Unrealized
     gain/(loss) ......         --        --        --         (246)       (246)
                                                                       --------
Total comprehensive
 Income ...............                                                     727
                          --------  --------  --------    ---------    --------
Balance December 31, 1999    1,265    10,466       105         (193)     11,643

Stock dividend of 5%
   (63,194 shares) ....         63       446      (509)          --          --
Comprehensive income
   Net income for 2000          --        --       751           --         751
   Change in net
    Unrealized
     gain/(loss) ......         --        --        --          264         264
                                                                       --------
Total comprehensive
 Income ...............                                                   1,015
                          --------  --------  --------    ---------    --------

Balance December 31, 2000 $  1,328  $ 10,912  $    347    $      71    $ 12,658
                          ========  ========  ========    =========    ========


                             See accompanying notes.

                     HEARTLAND BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2000 and 1999
                          (Dollar amounts in thousands)

--------------------------------------------------------------------------------

                                                          2000     1999
                                                          ----     ----
Cash flows from operating activities
   Net income                                            $   751  $   973
   Adjustments to reconcile net income to net
     cash from operating activities
      Depreciation and amortization                          151      135
      (Gain)/loss on sale of securities                       (6)       2
      Provision for loan losses                            1,744      656
      Change in assets and liabilities:
        Accrued interest receivable and other assets      (1,948)    (693)
        Accrued interest payable and other liabilities       261      208
                                                         -------  -------
           Net cash from operating activities                953    1,281

Cash flows from investing activities
   Purchase of securities available-for-sale             (17,234)  (5,892)
   Proceeds from sales, calls and maturities of
     securities available-for-sale                         9,183    2,296
   Loans made to customers, net of payments collected    (41,946) (41,636)
   Net purchases of property and equipment                  (845)     (83)
                                                         -------  -------
      Net cash from investing activities                 (50,842) (45,315)

Cash flows from financing activities
   Net change in deposit accounts                         50,701   35,765
   Net change in short-term borrowings                     5,754    2,779
   Draws on note payable                                   1,000        -
   Repayments on FHLB advances                           (15,000)       -
   Draws on FHLB advances                                 11,000    6,000
                                                         -------  -------
      Net cash from financing activities                  53,455   44,544
                                                         -------  -------

Net change in cash and cash equivalents                    3,566      510

Cash and cash equivalents at beginning of period           3,673    3,163
                                                         -------  -------

Cash and cash equivalents at end of period               $ 7,239  $ 3,673
                                                         =======  =======

Supplemental  disclosures of cash flow  information  Cash paid during the period for:
      Interest                                           $ 6,357  $ 3,512
      Income taxes                                           357      484


                             See accompanying notes.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

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

The Corporation is engaged in the business of commercial and retail banking, with operations conducted through its main office located in Franklin, Indiana and additional branch locations in Greenwood and Bargersville, Indiana. The majority of the Bank's income is derived from commercial and retail business lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

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

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are written down to fair value when a decline in fair value is not temporary. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings.

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

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

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


                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

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

Statement of Cash Flows: Cash and cash equivalents are defined to include cash on hand, amounts due from banks, and federal funds sold. The Corporation reports net cash flows for customer loan transactions, deposit transactions, and short-term borrowings.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

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

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

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

New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard required all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard did not have a material effect on the Corporation.


NOTE 2 - SECURITIES

Year-end securities are as follows:

                                                 Gross      Gross
                                    Amortized Unrealized Unrealized     Fair
                                      Cost       Gains      Losses     Value
                                      ----       -----      ------     -----
2000
   U.S. Government and its agencies  $ 11,804   $    139    $   (46)   $11,897
   Obligations of states and
    political subdivisions              1,445          1         (5)     1,441
   Mortgage backed securities           7,412         56         (9)     7,459
   Corporates                             970          2        (20)       952
   FHLB stock                             450          -          -        450
                                     --------    -------    -------    -------
                                     $ 22,081   $    198    $   (80)   $22,199
                                     ========   ========    =======    =======

1999
   U.S. Government and its agencies  $  9,400   $      -    $  (210)   $ 9,190
   Obligations of states and
    political subdivisions                613          -        (12)       601
   Mortgage backed securities           2,705          1        (50)     2,656
   Corporates                             877          -        (47)       830
   FHLB stock                             400          -          -        400
                                     --------   --------    -------    -------
                                     $ 13,995   $      1    $  (319)   $13,677
                                     ========   ========    =======    =======

During 2000, gross proceeds from sales of securities were $4,648 and recognized gains were $15 recognized losses were $9. During 1999, one security classified as available-for-sale was sold. Gross proceeds were $499 and recognized loss on the sale was $2.

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

The amortized cost and fair value of securities at December 31, 2000, by contractual maturity, are shown below.

                                                                       Estimated
                                                 Amortized     Market
                                                   Cost        Value
                                                   ----        -----

   Due in one year or less                       $ 1,255      $ 1,249
   Due after one year through five years           8,917        8,888
   Due after five years through ten years          3,712        3,818
   Due after ten years                               335          335
   Mortgage backed securities                      7,412        7,459
   FHLB stock                                        450          450
                                                 -------      -------
                                                 $22,081      $22,199
                                                 =======      =======

Securities with a carrying value of $14,471 and $3,168 at December 31, 2000 and 1999, were pledged to secure repurchase agreements.


NOTE 3 - LOANS

Loans at year end are comprised of the following:

                                                  2000          1999
                                                  ----          ----

   Commercial loans and leases                  $ 63,766      $ 42,778
   Real estate construction and land
     development                                  24,719        17,109
   Residential real estate                        21,942        15,069
   Consumer                                       22,122        16,089
                                                --------       --------

                                                $132,549      $ 91,045
                                                ========      ========


Certain of the Company's officers and directors were loan customers of Heartland. The balance of loans outstanding to these individuals was $279 and $229 at December 31, 2000 and 1999. New loans originated during 2000 were $150 and repayments were $100.

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is as follows:

                                                  2000      1999
                                                  ----      ----
   Beginning balance                            $ 1,365   $   742
   Provision charged to operations                1,744       656
   Loans charged-off                               (446)      (34)
   Recoveries on loans previously charged-off         4         1
                                                -------   -------
   Ending balance                               $ 2,667   $ 1,365
                                                =======   =======


Information about impaired loans is as follows:
                                                 2000      1999
                                                 ----      ----
   Year-end loans with no allowance
     for loan losses allocated                  $     -   $     -
   Year-end loans with allowance for
     loan losses allocated                          521         -
   Amount of the allowance allocated                 78         -
   Average of impaired loans during the year        172         -
   Interest income recognized during impairment       -         -
   Cash-basis interest income recognized              -         -
   Loans on non accrual status at year end          992       137
   Loans delinquent greater than 90 days
      and still accruing at year end                  -         -


NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:
                                                  2000      1999
                                                  ----      ----

   Land                                         $   205   $   205
   Buildings and improvements                     1,342       931
   Leasehold improvements                           251       207
   Furniture and equipment                          951       562
                                                -------   -------
      Total                                       2,749     1,905
   Accumulated depreciation                         426       246
                                                -------   -------
      Premises, furniture and equipment, net    $ 2,323   $ 1,659
                                                =======   =======



                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 6 - INTEREST-BEARING TIME DEPOSITS

Interest-bearing time deposits issued in denominations of $100 or greater totaled $33,481 and $22,673 at December 31, 2000 and 1999.

Scheduled maturities of time deposits for the next five years are as follows:

             2001                               $60,683
             2002                                10,579
             2003                                 2,985
             2004                                   254
             2005                                    71
             Thereafter                              50
                                                -------
                                                $74,622
                                                =======

Time deposits from governmental and other public entities such as school corporations and hospitals in the Bank's market area totaled $14,183 at December 31, 2000 and $9,168 at December 31, 1999.


NOTE 7 - OTHER BORROWINGS

Other borrowings consist of advances from the Federal Home Loan Bank (FHLB) and a note payable to a commercial bank.

                                               2000         1999
                                               ----         ----

   FHLB advances                             $  2,000     $ 6,000
   Note payable                                 1,000           -
                                             --------     -------

                                             $  3,000     $ 6,000
                                             ========     =======

FHLB advances are payable at maturity, generally with a prepayment penalty. They
are   collateralized  by  a  blanket  pledge  of  mortgage  loans  and  eligible securities. Interest is payable monthly.

The advance outstanding at December 31, 2000 matures on October 30, 2001 and bears interest at 6.69%.

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 7 - OTHER BORROWINGS (Continued)

The note payable is the balance drawn on a $2,000 line of credit available to the Corporation. The line was originated on September 22, 2000, matures on September 21, 2001, is secured by a pledge of the Bank's stock and bears interest at a variable rate, tied to either prime rate or LIBOR, at the Corporation's discretion. The rate at December 31, 2000 was 8.41%. The note requires quarterly principal reductions equal to one twelfth of the balance outstanding, beginning March 31, 2001 and must be repaid in full at maturity. The terms of the note include requiring compliance with various covenants with respect to financial performance. At December 31, 2000, the Corporation has violated one of the covenants and the lender could, at its option, accelerate the repayment of the note.


NOTE 8 - EMPLOYEE BENEFIT PLANS

A 401(k) retirement savings plan is maintained for the benefit of eligible employees. The Plan requires employees to be 21 years of age before entering the Plan. Employee contributions are limited to a maximum of 15% of their salary. The Plan provides for a 50% matching of the first 6% of employee salary contributions and allows for an annual discretionary contribution. Participants are fully vested in salary deferral contributions. Employer matching contributions vest at a rate of 20% per year of employment and are fully vested after the completion of 5 years of service with the Bank after entering the plan. The 401(k) contribution charged to expense was $26 and $23 for 2000 and 1999, respectively.


NOTE 9 - STOCK OPTION PLAN

The Corporation maintains two stock option plans: an employee plan and a non-employee director plan. Under the terms of the plans, options for up to 265,000 shares of the Corporation's common stock may be granted to key management employees and directors of the Corporation and its subsidiaries. The exercise price of the options will be determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

Employee options are immediately exercisable with respect to 20 percent of the shares covered by the option and will vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire after ten years.


                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 9 - STOCK OPTION PLAN (Continued)

Nonemployee director options are immediately exercisable for 1,000 shares of common stock per nonemployee director. On the date of each successive annual meeting of the Corporation, options will become exercisable (assuming continued service on the Board of Directors) for an additional 1,000 shares of common stock per nonemployee director, until all options are exercisable in full.

A summary of the Corporation's stock option activity, and related information follows:

                                        2 0 0 0               1 9 9 9
                                        -------               -------
                                            Weighted-               Weighted-
                                              Average                Average
                                            Exercise                 Exercise
                                   Options    Price        Options    Price
   Outstanding - beginning
     of period                      140,700  $    9.52      87,150   $   9.52
   Granted                                -          -      53,550       9.52
   Exercised                              -          -           -         -
   Forfeited                              -          -           -         -
                                   --------   --------    --------   --------
   Outstanding-end of period        140,700  $    9.52     140,700   $   9.52
                                   ========  =========    ========   ========
   Exercisable at end of period     109,200  $    9.52      70,350   $   9.52
                                   ========  =========    ========   ========
   Weighted-average fair
     value per option granted
     during the period             $      -               $   2.47
                                   ========               ========

Pro forma disclosures are required for companies that do not adopt the fair value accounting method for stock-based employee compensation. The pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. Compensation cost actually recognized for stock options was $0. Fair value is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999: risk-free interest rate of 6%; dividend yield of 0%; volatility factor of .001, and a weighted average expected life of 5 years.


                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------
NOTE 9 - STOCK OPTION PLAN (Continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Corporation's pro forma information follows:

                                                         2000      1999
                                                         ----      ----

   Pro forma net income                                 $  669    $  891
   Pro forma basic and diluted earnings per share       $  .50    $  .67

In future years, the pro forma effect of not applying this standard may increase if additional options are granted.


NOTE 10 - INCOME TAXES

Income tax expense was as follows:
                                                 2000         1999
                                                 ----         ----

                Current                        $    724     $    393
                Deferred                           (252)          64
                Change in valuation allowance         -         (275)
                                               --------     --------
                  Total                        $    472     $    182
                                               ========     ========

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:
                                                 2000         1999
                                                 ----         ----

                Federal statutory rate times
                  financial statement income   $    416     $    392
                Change in valuation allowance         -         (275)
                Effect of:
                  Tax-exempt income                  (7)          (6)
                  State taxes, net of federal
                   benefit                           60           66
                  Other, net                          3            5
                                               --------     --------
                     Total                     $    472     $    336
                                               ========     ========

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities were due to the following:

                                                2000          1999
                                                ----          ----
        Deferred tax assets:
           Allowance for loan losses          $   967       $   497
           Net unrealized losses on
             securities                             -           125
           Other                                   11            21
                                              -------       -------
                                                  978           643
        Deferred tax liabilities:
           Depreciation                           (62)          (46)
           Accrual to cash                       (449)         (261)
           Net unrealized gains on securities     (47)            -
           Other                                   (4)            -
                                              -------       -------
                                                 (562)         (307)
           Valuation allowance for deferred
            tax assets                              -             -
                                              -------       -------
           Total                              $   416       $   336
                                              =======       =======


NOTE 11 - PER SHARE DATA

Basic and diluted earnings per share were computed by dividing net income by the weighted average number of shares outstanding, which was 1,328,194 for both periods. The outstanding stock options were not dilutive in either period, but could become dilutive in the future.


NOTE 12 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

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




                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 12 - CAPITAL REQUIREMENTS (Continued)

At year end 2000 and 1999, the Bank was well-capitalized. Actual capital levels and minimum required levels were:

                                                                Minimum Required
                                                                      To Be Well
                                            Minimum Required   Capitalized Under
                                              For Capital      Prompt Corrective
                                 Actual     Adequacy Purposes  ActionRegulations
                             Amount   Ratio   Amount Ratio       Amount  Ratio
                             ------   -----   ------ -----       ------  -----
2000
----
Total capital
 (to risk weighted assets)  $15,016   11.35%   $10,580     8%   $13,225     10%
Tier 1 capital
 (to risk weighted assets)   13,350   10.09      5,290     4      7,935      6
Tier 1 capital
 (to average assets)         13,350    8.26      6,466     4      8,082      5

1999
----
Total capital
 (to risk weighted assets)  $12,589    14.1%   $ 7,118     8%   $ 8,898     10%
Tier 1 capital
 (to risk weighted assets)   11,474    12.9      3,559     4      5,339      6
Tier 1 capital
 (to average assets)         11,474    10.5      4,358     4      5,448      5

The Bank has been notified that the federal and state regulatory agencies intend to request the Bank execute a regulatory agreement that will, among other requirements, require the Bank to maintain a ratio of Tier 1 capital to total assets of not less than 7.50% and refrain from paying dividends to the Corporation that would cause that ratio requirement to be violated, and restrict asset growth. The details of the proposed agreement have not yet been finalized.


NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases certain branch facilities and land under operating leases expiring in 2007 and 2010. The related lease expense was $96 and $60 for 2000 and 1999. Future minimum lease payments are as follows:

                2001                       $     105
                2002                              98
                2003                             100
                2004                             102
                2005                              77
                Thereafter                       192
                                           ---------
                  Total minimum lease
                    payments               $     675
                                           =========

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

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

Off-balance sheet financial instruments whose contract amount represents credit risk are summarized as follows:
                                                   2000        1999
                                                   ----        ----

    Unused lines of credit                       $18,968     $18,409
    Commitments to make loans                      7,491       6,525
    Letters of credit                              1,890         422

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

The cash balance required to be maintained on hand or on deposit with the Federal Reserve was $616 at December 31, 2000. These reserves do not earn interest.


NOTE 14 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair values of the Corporation's financial instruments were as follows at December 31:

                                     2 0 0 0                    1 9 9 9
                                     -------                    -------
                               Carrying     Fair          Carrying       Fair
                                Value      Value           Value         Value
                                -----      -----           -----         -----
   Financial assets:
      Cash and cash
        equivalents            $   7,239   $  7,239       $  3,673     $  3,673
      Securities
       available-for-sale         22,199     22,199         13,677       13,677
      Loans, net                 129,882    129,622         89,680       89,420
      Accrued interest
       receivable                  1,496      1,496            922          922

   Financial liabilities:
      Deposits                 $(139,220) $(139,311)      $(88,519)    $(88,604)
      Short-term borrowings       (9,273)    (9,273)        (3,519)      (3,519)
      Other borrowings            (3,000)    (3,000)        (6,000)      (6,000)
      Accrued interest payable      (335)      (335)          (345)        (345)


                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 14 -  DISCLOSURES  ABOUT  FAIR  VALUE OF  FINANCIAL  INSTRUMENTS(Continued)

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


NOTE 15 - PARENT COMPANY STATEMENTS

Presented below are condensed balance sheets and statements of income and cash flows for the parent company.

                      CONDENSED BALANCE SHEETS

                                                    2000       1999
                                                    ----       ----
ASSETS
Cash                                               $   173    $   351
Investment in bank                                  13,421     11,281
Other assets                                            64         32
                                                   -------    -------
                                                   $13,658    $11,664
                                                   =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities                                        $ 1,000    $    21
Shareholders' equity                                12,658     11,643
                                                   -------    -------
                                                   $13,658    $11,664
                                                   =======    =======

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY STATEMENTS (Continued)

                   CONDENSED STATEMENTS OF INCOME

                                                     2000     1999
                                                     ----     ----
Operating income
   Dividends received from subsidiary bank         $     -  $     -
   Interest income                                      14       94
                                                   -------  -------
                                                        14       94
Operating expenses
   Professional fees                                    12       10
   Interest expense                                     22        -
   Other                                                16       15
                                                   -------  -------
                                                        50       25
Income before income taxes and equity in
   undistributed earnings of subsidiary                (36)      69
Income tax expense/(benefit)                           (11)      99
                                                   -------  -------

Income before equity in undistributed earnings
   of bank                                             (25)     (30)
Equity in undistributed earnings of bank               776    1,003
                                                   -------  -------
Net income                                         $   751  $   973
                                                   =======  =======

                                   (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
         (Dollar amounts in thousands, except share and per share data)

--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY STATEMENTS (Continued)

                 CONDENSED STATEMENTS OF CASH FLOWS

                                                    2000      1999
                                                    ----      ----
Cash flows from operating activities
   Net income                                       $  751   $  973
   Adjustments to reconcile net income to net cash
     from operating activities
      Equity in undistributed earnings of bank        (776)  (1,003)
      Other assets and other liabilities, net          (53)      39
        Net cash from operating activities             (78)       9

Cash flows from investing activities
   Purchase of stock in bank                        (1,100)       -
   Maturities of securities available-for-sale           -      320
      Net cash from investing activities            (1,100)     320

Cash flows from financing activities
   Draws on line of credit                           1,000        -
                                                    ------   ------

Net change in cash and cash equivalents               (178)     329

Beginning cash and cash equivalents                    351       22
                                                    ------   ------

Cash and cash equivalents at end of period          $  173   $  351
                                                    ======   ======

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


Directors:

Gordon R. Dunn,         J. Michael Jarvis,        James C. Stewart,
Chairman of the Board   Director                  Director

Patrick A. Sherman,     John Norton,              Steve Bechman,
Vice Chairman           Director                  Director

Sharon Acton,           Robert Richardson,        Jeffrey L. Goben,
Director                Director                  Director


Officers:

Steve Bechman,                       Mary Carter,
President and Chief Executive        Assistant Vice President
Officer

Jeffrey L. Goben,                    Alexa McKnight,
Executive Vice President             Assistant Vice President, Branch Operations
and Chief Operating Officer

John M. Morin,                       Dave Mote,
Senior Vice President,               Assistant  Vice  President,
Consumer Loans                       Mortgage Loans

K. Keith Fox,                        Judy Peel,
Senior Vice President,               Assistant  Vice  President,
Commercial Loans                     Loan Officer

Tony Anderson,                       Kathee Pruitt,
Vice President, Mortgage Loans       Assistant  Vice  President,
Branch Manager

Pam Fender,                          Terri Webb,
Vice President, Deposit Operations   Assistant  Vice  President, Loan Operations

Jeff Joyce,                          Pat Purtell,
Vice President and Controller        Loan Officer

Robert Maher,                        Robert Henderson,
Vice President, CD Brokerage Program Commercial Loan Officer

R. Trent McWilliams,                 Chad Riddle,
Vice President, Business Development Commercial Loan Officer

Banking Facilities

Franklin:                                   Greenwood:
420 North Morton Street (U.S. 31)           489 South State Road 135
Franklin, Indiana  46131                    Greenwood, Indiana  46142
Phone (317) 738-3915                        Phone (317) 881-3915
FAX (317) 736-5022                          FAX (317) 859-3849

Bargersville:                               Greenwood:
507 Three Notch Lane                        800 S. US 31
Bargersville, Indiana 46106                 Greenwood, IN  46143
Phone (317) 422-1370                        Phone (317) 885-7371
FAX (317) 422-1495                          Fax (317) 885-7305



Investor Relations/Analyst Contact

Jeff D. Joyce, Chief Financial Officer
(317) 738-2854
(317) 736-5022 facsimile
Jeff.Joyce@hcb-in.com



















ANNUAL REPORT ON FORM 10-KSB

UPON WRITTEN REQUEST HEARTLAND WILL PROVIDE TO EACH SHAREHOLDER, WITHOUT CHARGE, A COPY OF HEARTLAND'S ANNUAL REPORT ON FORM 10-KSB FOR 2000, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE DIRECTED TO JEFF JOYCE, CFO, HEARTLAND BANCSHARES, INC. PO BOX 469 FRANKLIN, INDIANA 46131.