Form 10KSB, Exhibit 13
period 2002-12-31
HEARTLAND BANCSHARES INC /IN/
filed 2003-03-28
CIK 1042905

Exhibit 13. The Issuer's  Annual Report to  Shareholders  for the year ended
            December 31, 2002.

                                                                  March 21, 2003



Dear Shareholders and Friends:

The last sentence in our letter to shareholders last year read, "We look forward to the challenges that lie ahead in 2002." As it turned out, 2002 was indeed challenging. For the year ended December 31, 2002, Heartland Bancshares, Inc. reported a net loss of $(1,213,000) as compared to net income of $529,000 the previous year. While the weakening economy and declining interest rates contributed to the poor performance, the primary factor was problem loans. Our existing capital position was able to absorb the loss and maintain levels above the regulatory requirements.

As reported in last year's annual report, Heartland Community Bank entered into a formal agreement effective May 11, 2002 with its banking regulators that primarily addressed concerns with the lending function. In response, we have hired a new chief credit officer and implemented new credit standards designed to insure better quality of loans originated in the future. During 2002, we also addressed the problem loans already in our portfolio, which resulted in net loan charge-offs of $3,052,000 and loss on sale of other real estate of $525,000. Provision for loan losses for 2002 was $3,150,000. Year-end loan loss reserve was 2.92% of total loans, compared to our peer group average of 1.46% as of September 30, 2002, according to Uniform Bank Performance Reports provided by the Federal Deposit Insurance Corporation (FDIC).

Management's primary focus in 2002 was addressing the problem loans in the portfolio and improving the quality of new loans originated. Managing any business in difficult times is a real test, and for our nearly 100 employees, it has been a test of their talent and dedication. The dedication of the working family has been tremendous. They continue to wear that friendly smile and deliver excellent customer service, which sets us apart from our competition.

Regarding competition, Johnson County, our primary market area, continues to attract more banks. According to the June 30, 2002 market share report from the FDIC, there were 17 banks in our market. Since June 30, 2002, there have been three additional financial institutions announce their intent to open offices in the county. Despite our decline in assets from $189 million at December 31, 2001 to $177 million at December 31, 2002, we held on to third place market share at 11.5% of total deposits in the county, as reported by the FDIC as of June 30, 2002.

Our mortgage loan production has been fueled by refinancings due to low interest rates. The related gain on sale of mortgage loans continues to be an excellent source of non-interest income. During 2002, we originated $51 million in first residential mortgages, which generated $712,000 in non-interest income compared to $535,000 in non-interest income the previous year. We realize that the refinancing activity will eventually slow, but feel that our reputation as a mortgage loan provider in the market will continue to provide us with a good source of revenue.

Despite our poor financial performance and the lackluster stock market, our stock price increased during 2002. The stock opened 2002 at $7.70 per share and closed the year at $7.91 per share for a 2.7% increase. The book value was $8.75 per share at December 31, 2002.

Management's focus in 2003 will continue to be improving our asset quality. Even though this has been a painful and costly experience, we feel the Bank is now fundamentally stronger. Asset growth is not a primary objective during the near term. Improving asset quality and earnings are.

On December 17, 2002, we celebrated our 5th anniversary. Of the 18 employees who started the Bank five years ago, 13 are still with us. We would like to thank each of them as well as the six outside directors for their support and dedication over this start-up period. We would also like to thank all of you for your patience with your investment in us. Our mission has not changed. We want to provide the community with a Bank that gives excellent customer service, with products that are reasonably priced, and with decisions that are made locally.

We are sure the challenges will continue in 2003, whether it is the soft economy, the ramifications of terrorist threats, or the fear of a war in Iraq. However, with the support of our Bank family, we are up to the challenge.





Steve Bechman                       Jeff Goben
President & CEO                     Executive Vice President, COO, Secretary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS. (Dollar amounts are in thousands, except per share data.),


SUMMARY

Heartland Bancshares, Inc. ("Heartland" or the "Corporation") is a one-bank holding company incorporated May 27, 1997. Heartland's primary asset is its wholly owned banking subsidiary, Heartland Community Bank ("the Bank"), an Indiana-chartered commercial bank. The Bank received regulatory approval to open in the fall of 1997 and commenced banking operation December 17, 1997. Heartland's primary business consists of attracting deposits from the general public and originating real estate, commercial and consumer loans and purchasing investments through its four offices located in Franklin, Greenwood, and Bargersville, Indiana.

At December 31, 2002, Heartland had $176,657 in total assets, a decrease of $12,860 or 6.79% from the December 31, 2001 total of $189,517. The decline in assets was primarily comprised of a decline in net loans of $26,814 or 18.72%. Net loans were $116,422 at December 31, 2002 compared to $143,236 at December 31, 2001. The decline in loans was primarily due to more stringent lending standards used by Heartland and to the formal order that the Bank executed with its regulators in May 2002 (the "May 2002 Order") (see Note 13 to Heartland's consolidated financial statements) that required that the Bank reduce the dollar amount of certain types of loans. Total deposits declined $12,592 or 7.82%, during the year. Total deposits were $148,399 at December 31, 2002 compared to $160,991 at December 31, 2001. Deposits were allowed to decline due to the decline in loans. Total shareholders' equity was $12,200 and $13,263 at December 31, 2002 and December 31, 2001. The decrease in equity was due to the $1,213 net loss partially offset by other comprehensive income of $150 for the year ended December 31, 2002.

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

Heartland's profitability is significantly influenced by the difference between income on its loans and investments and the cost of its deposits and borrowings. This difference is referred to as the spread or net interest margin. The difference between the amount of interest earned on loans and investments and the interest incurred on deposits and borrowings is referred to as net interest income. Interest income from loans and investments is a function of the amount of loans and investments outstanding during the period and the interest rates earned. Interest expense related to deposits and borrowings is a function of the amount of deposits and borrowings outstanding during the period and the interest rates paid.


RESULTS OF OPERATIONS

Heartland has experienced a decline in average balances of loans and deposits during 2002. Market rates for loans and deposits were generally lower in 2002 compared to 2001. Changes in interest income and interest expense between the two periods discussed relate primarily to the difference in average loans and deposits and the decline in interest rates unless otherwise stated in the following discussion.

Heartland recorded net loss of $(1,213) or $(.87) per share, for the year ended December 31, 2002 and net income of $529, or $.38 per share, for the year ended December 31, 2001. The decrease in net income is attributable to a decline in net interest income, a higher provision for loan losses and growth of non-interest expenses, partially offset by the growth of non-interest income.


Note. Dollar amounts in thousands except per share data.

Comprehensive income consists of net income and other comprehensive income such as unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity. Comprehensive loss was $(1,063) for the year ended December 31, 2002 compared to comprehensive income of $609 for the year ended December 31, 2001.

Interest income of $10,972 was earned during the year ended December 31, 2002, compared to $14,409 for the year ended December 31, 2001 and was primarily generated from securities and loans. The decrease is primarily due to decreases in yields earned on interest earning assets and secondarily due to the decrease in average loans and securities outstanding during the year. Contributing to the decrease in yields earned on interest-earning assets, and to the decrease in average loans, was the requirement of the May 2002 Order that the Bank decrease the dollar volume of certain types of higher-yielding loans. The increase in the yield earned on non-taxable securities partially offset the decrease in interest income. Overall, the average yield on earning assets declined 180 basis points to 6.57% for 2002 from 8.37% for 2001.

Interest expense of $4,198 was incurred during the year ended December 31, 2002 and $6,789 during the year ended December 31, 2001. Interest expense is primarily related to deposits during 2002 and 2001. The decrease is primarily due to the decreases in rates paid on interest bearing liabilities and secondarily due to the decrease in average deposits and short-term borrowings outstanding during the year. The increase in the average balance of other borrowings partially offset the decrease in interest expense. Overall, the average rate paid on interest bearing liabilities declined 165 basis points to 2.84% for 2002 from 4.49% for 2001.

Net interest income for the year ended December 31, 2002 was $6,774 compared to $7,620 for the year ended December 31, 2001.

The following tables depict for the years ended December 31, 2002 and 2001, certain information related to Heartland's average balance sheets and its average yields on assets and costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

                                  Year Ended                 Year Ended
                               December 31, 2002          December 31, 2001
                             Average/      Yield/       Average/      Yield/
                              Balance       Rate         Balance       Rate
Interest earning assets
   Short-term investments    $ 12,992       1.77%        $ 6,060        3.71%
   Taxable securities          15,893       6.07          18,586        7.34
   Non-taxable securities       2,626       4.68           1,489        4.50
   Loans                      135,433       7.13         145,961        8.74
                             --------                    -------
Total interest earning
 assets                      $166,944       6.57         $172,096       8.37
                             ========                    ========

Interest bearing liabilities
   Interest-bearing demand,
     Money Market and Savings
      Deposits               $ 63,002       1.54%        $59,639        2.99%
   Time deposits               70,929       3.81          81,071        5.59
   Short-term borrowings        4,872       1.52           6,174        3.61
   Other borrowings             9,000       5.03           4,222        5.95
                             --------                    -------
Total interest bearing
 liabilities                 $147,803       2.84         $151,106       4.49
                             ========                    ========


Note. Dollar amounts in thousands except per share data.

                                                     2002        2001
Average yield on interest-earning assets             6.57%        8.37%
Average rate paid on interest-bearing
 liabilities                                         2.84         4.49
Net interest spread                                  3.73         3.88
Net interest margin (net interest earnings divided
 by average total interest-earning assets)                        4.06  4.43
Return on average assets                             (.68)        .29
Return on average equity                            (9.26)        3.95

The decrease in the average yield on interest-earning assets and the average cost of interest bearing liabilities followed the falling interest rates in the economy during 2002. In addition, the average yield on interest-earning assets during 2002 was adversely affected by the Bank's compliance with the May 2002 Order, which required that the Bank reduce the outstanding balances of certain higher-yielding types of loans during 2002. See Note 13 to Heartland's consolidated financial statements. The required reduced balances will likely continue to adversely affect average yield on earning assets during 2003 and future periods. See "LENDING ACTIVITIES".

The net interest margin decreased to 4.06% in 2002 from 4.43% in 2001. The net interest margin is calculated by dividing net interest income by average total interest earning assets. The average yield on interest earning assets fell 15 basis points more than the cost of interest bearing liabilities and the ratio of interest bearing liabilities to interest earning assets increased slightly, to 88.5% for 2002 from 87.8% for 2001 resulting in the decline in net interest margin.

The provision for loan losses was $3,150 for the year ended December 31, 2002 and $2,967 for the year ended December 31, 2001. Net charge-offs were $3,052 during the year ended December 31, 2002 and $2,234 during the year ended December 31, 2001. Non performing loans at December 31, 2002 increased to $5,633 from $749 at the end of 2001. Impaired loans increased to $4,689 at December 31, 2002 from $4,130 at December 31, 2001. These factors, combined with the identification of other credits that, while performing, were demonstrating weaknesses resulted in management determining that the allowance for loan losses should be increased. The allowance for loan losses was 2.92% of gross loans at December 31, 2002 compared to 2.32% at year-end 2001 and covers non-performing loans 0.6x at year-end 2002, compared to 4.5x in 2001.

Non-interest income was $1,935 for the year ended December 31, 2002 and $1,596 for the year ended December 31, 2001 and consists primarily of miscellaneous fees, service charges, brokered mortgage loan fees and other income. Gains related to the sale, service released, of residential real estate loans increased to $712 in 2002 from $535 in 2001, as interest rates fell and the fixed rate, residential real estate loan market improved. Net securities gains in 2002 and 2001 were $57 and $6. Other income was $176 and $118 for 2002 and 2001 and included $63 and $0 of income on other real estate owned for 2002 and 2001.

Salaries and benefits expense for the year ended December 31, 2002 was $3,948 compared to $3,186 for the year ended December 31, 2001. The number of full time equivalent employees was increased in the lending area to implement changes in the credit process, in part to comply with the May 2002 Order. Commissions paid to mortgage loan originators also increased due to higher volumes of mortgage loans originated.

Occupancy and equipment expenses of $680 and $510 were incurred during the years ended December 31, 2002 and 2001. Those expenses consist primarily of lease payments for the branch and operations facilities, depreciation and utilities expenses. Occupancy and equipment expenses increased during 2002 due to the opening of the new operations facility in September of 2001.

Data processing expense was $817 for the year ended December 31, 2002 compared to $644 for the year ended December 31, 2001. The increase in data processing expenses is related to cost associated with transferring the Bank's loan files to an imaging system.

FDIC Insurance was $227 for 2002 compared to $62 for 2001. The increase is due to the change in the Bank's risk assessment by the FDIC.

Professional fees increased to $374 during 2002 from $260 during 2001 due to the cost of a management assessment, increased loan collection issues and increased legal fees. The increases were due in part to the compliance requirements of the May 2002 Order.

Loss on sale and write-down of other real estate was $525 for 2002 compared to $0 for 2001. Other real estate consists of properties obtained in the process of collection of loans. At the time other real estate is obtained, the estimated fair value of the property is recorded as an asset and, if deemed uncollectable, the remaining balance of the loan is recorded as a charge against the allowance for loan losses. Subsequent declines in estimated fair value are recorded as expense. When the property is subsequently sold, any shortfall to the recorded value is recognized as loss on sale. During 2002, Heartland recorded write-downs and losses on the sale of several parcels of other real estate.

The remaining expenses of $1,038 for the year ended December 31, 2002 and $754 for the year ended December 31, 2001, relate to various other items such as printing, supplies, advertising, loan expenses, postage, insurance and training. The increase is primarily due to the changes implemented in the credit process and collection efforts.

The restrictions of the May 2002 Order resulted in increased non-interest expense during 2002. Costs of compliance with the restrictions of the May 2002 Order are not expected to decline materially during 2003.

Heartland recorded income tax benefit of $837 for 2002 compared to income tax expense of $304 in 2001. The effective tax rate for 2002 was (40.8)%, compared to 36.5% in 2001. The change in the effective tax rate is primarily due to the net loss before taxes in 2002 and secondarily due to the increased average balance and related interest income on non-taxable securities.


LENDING ACTIVITIES

The following table sets forth information concerning the composition of the Bank's loan portfolio in dollar amounts stated in thousands and percentages of loans at December 31.

                                     2002                  2001
                                       Percent of            Percent of
                              Amount   Gross loans   Amount  Gross loans
TYPE OF LOAN
Commercial loans and leases  $ 66,861      55.76%  $  76,097      51.90%
Real estate construction and
 land development              12,489      10.41      23,150      15.79
Residential mortgages
 (1-4 family homes)            23,952      19.97      24,795      16.90
Consumer                       16,618      13.86      22,594      15.41
                             --------   --------   ---------   --------
Gross loans                  $119,920     100.00%  $ 146,636     100.00%
                             ========   ========   =========   ========


Note. Dollar amounts in thousands except per share data.

Generally, declines in loan totals from December 31, 2001 to December 31, 2002 were a result of principal repayments by borrowers and loan charge-offs. The Bank was required during 2002 to reduce certain types of loans by agreement with its regulatory agencies. See "Capital Adequacy". During 2002, Heartland implemented lending practices more stringent than previously in place. Heartland also implemented more aggressive collection practices. The new lending and collection practices combined to effectively limit new loan production and to accelerate repayment of some existing loans and may continue to have a similar effect on loan totals in the foreseeable future.

COMMERCIAL LENDING. Commercial loans include loans secured by commercial real estate; and loans for business purchases, operations, inventory and lines of credit. At December 31, 2002, commercial loans totaled $66,861 or 55.76% of the Bank's total loan portfolio. Commercial loans totaled $76,097 or 51.90% of the Bank's loan portfolio at December 31, 2001. The decline in the dollar amount of commercial loans outstanding during 2002 was due in part to compliance with the May 2002 Order. See Note 13 to the Heartland's consolidated financial statements for a discussion of the May 2002 Order. Under the May 2002 Order, the Bank is required during the first quarter of 2003 to further reduce its commercial loans secured by commercial real estate to a certain specified level in relation to the Bank's capital. The Bank has requested adjustments to the May 2002 Order, which, if approved by the Bank's regulators, would allow the Bank to retain the levels of commercial loans outstanding at December 31, 2002. As of March 19, 2003, the Bank's regulators had not yet notified the Bank of their decision on the Bank's request. If such request is not approved, the Bank would be required either to reduce the amount of its commercial loans secured by commercial real estate by an additional approximately $2,309 from the December 31, 2002 totals, or to increase the Bank's Tier 1 capital by approximately $1,300 in order to permit the Bank to comply with the ratio required by the May 2002 Order. As of March 19, 2003, Heartland (the parent company) had sufficient funds in excess of its forecasted 2003 parent company cash requirements to make the required capital injection into the Bank (see "Parent Company Liquidity", below), if necessary for the Bank to comply with the ratio requirements of the May 2002 Order regarding volume of commercial loans secured by real estate, and management expects that Heartland would contribute such amount to the Bank as additional capital if the Bank's request for adjustments to the May 2002 Order in this regard were not approved by the Bank's regulators.

REAL ESTATE CONSTRUCTION AND LAND DEVELOPMENT LOANS. Real estate construction and land development loans are secured by real estate and include commercial and residential construction loans and loans to develop land. At December 31, 2002, real estate construction and land development loans totaled $12,489 or 10.41% of the Bank's total loan portfolio compared to $23,150 or 15.79% of the bank's total loan portfolio at December 31, 2001. The Bank was required during 2002 to reduce these types of loans by agreement with its regulatory agencies.
See "Capital Adequacy".

RESIDENTIAL MORTGAGE LOANS. Residential mortgage loans are predominantly secured by single-family homes. To reduce its exposure to changes in interest rates, the Bank currently originates adjustable rate first mortgage loans ("ARMs"), second mortgage loans and home equity lines of credit, also with adjustable rates. At December 31, 2002, the Bank's residential mortgage loans totaled approximately $23,952 or 19.97% of the Bank's total loan portfolio compared to $24,795 or 16.90% of the Bank's total loans at December 31, 2001.

The Bank also originates fixed rate mortgages and sells them, servicing released, to various investors. At year-end 2002, the Bank held $7,156 of such loans that had been closed and were in the process of being delivered to secondary market buyers.

CONSUMER LENDING. The Bank makes various types of consumer loans including loans to depositors secured by pledges of their deposit accounts, new and used automobile loans, and secured and unsecured personal loans. At December 31, 2002, the Bank's consumer loans totaled approximately $16,618 or 13.86% of the Bank's total loan portfolio compared to $22,594 or 15.41% of the Bank's total loans at December 31, 2001.


NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Nonperforming assets consist of nonperforming loans, real estate owned (acquired in foreclosure), and other repossessed assets. Nonperforming loans include non-accrual loans and accruing loans that are contractually past due 90 days or more as to interest or principal payments. Non-accrual loans include loans on which interest recognition has been suspended because they are 90 days past due as to interest or principal and loans where there is a question about the Bank's ability to collect all principal and interest. Nonperforming assets totaled $6,426 and $1,143 at December 31, 2002 and 2001.

The provision for loan losses expense represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount that we believe to be sufficient to absorb probable incurred losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by our senior management. On a monthly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the board of directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for current provisions for loan losses.

Our loan quality monitoring process includes assigning loan grades to all loans and the use of a watch list to identify loans of concern. Management evaluates the credit quality of individual loans and borrowers and assigns a risk grade based on the various factors included in the evaluation. Loans receiving substandard risk grades are monitored regularly for repayment performance and changes in the borrowers' ability to repay the loans. These loans do not necessarily meet the definition of non-accrual or nonperforming loans and a substandard grade does not indicate that management expects a future loan loss.

The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, generally based on our analysis of the collateral securing those loans. Portions of the allowance are allocated to pools of loans, based upon a variety of factors including industry loss averages for similarly sized institutions, our own loss history, considering the fact that our growth in recent years makes our historical experience less meaningful, trends in delinquent and non-performing loans, and economic trends affecting our market. These components are added together and compared to the balance of our allowance at the evaluation date.

At December 31, 2002 the balance of the allowance for loan losses was $3,498 or 2.92% of gross loans outstanding, compared to $3,400 or 2.32% of gross loans outstanding at December 31, 2001.


DEPOSIT ACTIVITIES


The Bank offers several types of deposit programs designed to attract both short-term and long-term savings by providing a wide assortment of accounts and rates. The Bank also obtains time deposits on a bid basis from customers or potential customers wishing to deposit amounts of at least $100. Total deposits were $148,399 at December 31, 2002 compared to $160,991 at December 31, 2001. Deposits were allowed to decline due to the decline in loans.

Interest earned on statement savings accounts is paid from the date of deposit to the date of withdrawal, compounded and credited quarterly. Interest earned on money market demand deposit accounts is compounded and credited monthly. The interest rates on these accounts are reviewed by management of the Bank daily and adjusted as often as deemed necessary.



Note. Dollar amounts in thousands except per share data.

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

Liquidity is provided by projecting loan demand and other financial needs and then maintaining sufficient funding sources and assets readily convertible into cash to meet these requirements. The Bank has provided for its liquidity needs by maintaining adequate balances in money market assets, through growth in core deposits, maturing loans and investments in its securities portfolio and by maintaining various short-term borrowing sources. At December 31, 2002, the Bank had $19,566 or 11.06% of total assets in securities available-for-sale, of which $15,900 were pledged to secure borrowings and for other purposes. The Bank also had $25,232 or 14.28% of total assets in cash and cash equivalents and an additional $3,000 available from unused federal funds purchased agreements with two large commercial banks.

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


CAPITAL ADEQUACY

Heartland and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Note 13 to the consolidated financial statements includes a table of Heartland's and the Bank's capital ratios and the related requirements.

The most restrictive capital adequacy requirement in place during 2002 and 2001 was from an agreement with the Bank's regulators. Effective May 11, 2002, with the consent of the Bank, the FDIC and DFI entered a formal order under federal and state banking laws, under which the Bank and its Directors are required to take a number of affirmative steps to address regulatory concerns, including but not limited to, maintaining the Bank's ratio of Tier 1 capital to assets at 8% or above; committing not to declare or pay dividends to the Corporation that would result in the Bank's violation of the required capital ratio; limiting growth in total assets to no more than three percent in any three month period without advance approval by the regulators, or more than 12% annually; adopting and implementing plans to resolve certain criticized assets; eliminating or restricting future lending to borrowers whose loans have been criticized by the regulators; and adopting and implementing plans to reduce the volume of the Bank's acquisition, development and construction loans, commercial real-estate loans and high loan-to-value loans, as defined by FDIC Regulation Part 365, in relation to its capital. See note 13 to the consolidated financial statements. Heartland and the Bank intend to maintain the required capital levels by accumulating additional retained earnings and restricting growth in total assets. PARENT COMPANY LIQUIDITY

Heartland's parent company liquidity improved during December 2001 as the result of the issuance of $5,000 of long-term subordinated debentures in connection with the issuance by its trust subsidiary of trust preferred securities (see
Note 8 to the consolidated financial statements) and the application of some of the proceeds by Heartland to retire its short term note payable. Heartland had approximately $1,752 of parent-company cash that would have been available at December 31, 2002, for the payment of interest and other obligations on the subordinated debentures.

In addition, at December 31, 2002, the Bank's Tier 1 capital to total assets ratio was 8.45% (8.35% using average assets) and it could have paid dividends of $802 without violating the capital ratio maintenance provisions of the regulatory order that is discussed under the "Capital Adequacy" caption above.

The restrictions of the May 2002 Order may also reduce the Corporation's parent-company liquidity by making it unlikely that the Bank will be in a position to pay dividends to the Corporation during the period of such restrictions, and the Corporation may be required to infuse additional capital into the Bank from time to time if necessary in order for the Bank to maintain any required capital ratio. See "LENDING ACTIVITIES -- COMERCIAL LENDING, " above, for information regarding the possible injection by the Corporation of approximately $1,300 into the Bank during 2003 if necessary in order for the Bank to meet restrictions of the May 2002 Order relating to the volume of commercial loans secured by real estate. At December 31, 2002, the Corporation had sufficient liquid assets to pay the interest payable on the subordinated debentures related to the trust preferred securities during 2002, and the Corporation may elect to defer the payment of interest on such debentures for certain periods of time in any event. The Corporation therefore does not expect that the maintenance requirements with respect to the Bank's capital ratio that are included in the May 2002 order will be material to parent-company liquidity during 2003.


SERVICE AREA

The Bank's primary service area is Johnson County, Indiana. Johnson County lies on the Southern border of Marion County and Indianapolis, Indiana. The Bank has one branch in Franklin and two in Greenwood, which are the two largest cities in the county. The Bank also operates from a fourth branch in Bargersville, Indiana. Bargersville, also in Johnson County, is approximately six miles west of Franklin and seven miles south of Greenwood.


COMMON STOCK

Heartland had 1,394,172 shares of Common Stock issued and outstanding to approximately 1,300 shareholders (including beneficial owners who held their shares in street name) on March 10, 2003. The number of shareholders of record was 298 on March 10, 2003 and 299 at December 31, 2002 and January 1, 2003.


Note. Dollar amounts in thousands except per share data.

The Common Stock has been quoted on the NASD Over-the-Counter Bulletin Board under the symbol HRTB since October 3, 1997. The following table sets forth the reported high and low bid prices of the Common Stock for the quarters indicated as reported on the NASD Over-the-Counter Bulletin Board. (Data is retroactively adjusted for the five percent stock dividends issued in October 2000 and November 2001).

                            High               Low

First Quarter 2001          $7.54             $6.47
Second Quarter 2001          7.85              6.58
Third Quarter 2001           7.93              6.64
Fourth Quarter 2001          8.10              6.85
First Quarter 2002           8.65             7.80
Second Quarter 2002          9.65              8.45
Third Quarter 2002           9.50              7.50
Fourth Quarter 2002          8.30              7.51

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

o     Consolidated Balance Sheets at December 31, 2002 and 2001.

o Consolidated Statements of Income for the years ended December 31, 2002 and 2001.

o Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2002 and 2001.

o     Consolidated  Statements of Cash Flows for the years ended
      December 31, 2002 and 2001.

o     Notes to consolidated financial statements.

--------------------------------------------------------------------------------









                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Heartland Bancshares, Inc.
Franklin, Indiana


We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland
Bancshares, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.





                                          Crowe, Chizek and Company LLP

Indianapolis, Indiana
February 24, 2003

                           HEARTLAND BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2002 and 2001
                          (Dollar amounts in thousands)

--------------------------------------------------------------------------------



                                                             2002        2001
                                                             ----        ----
ASSETS
Cash and due from banks                                    $ 10,198   $  7,202
Federal funds sold                                           15,034      9,305
                                                           --------   --------
      Total cash and cash equivalents                        25,232     16,507

Time deposits with other financial institutions                 500        500
Securities available-for-sale                                19,566     17,603
Loans held for sale                                           7,156      4,597
Loans, net of allowance of $3,498 and $3,400                116,422    143,236
Premises and equipment, net                                   2,673      2,853
Federal Home Loan Bank stock                                    608        512
Accrued interest receivable and other assets                  4,500      3,709
                                                           --------   --------

                                                           $176,657   $189,517


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Noninterest-bearing deposits                            $ 18,542   $ 17,687
   Interest-bearing demand and savings deposits              60,408     68,654
   Interest-bearing time deposits                            69,449     74,650
                                                           --------   --------
      Total deposits                                        148,399    160,991
   Repurchase agreements                                      6,251      5,554
   Other borrowings                                           4,000      4,000
   Trust preferred securities                                 5,000      5,000
   Accrued interest payable and other liabilities               807        709
                                                           --------   --------
      Total liabilities                                     164,457    176,254

Shareholders' equity
   Common stock, no par value:  10,000,000 shares
     authorized; 1,394,172 shares issued and outstanding      1,394      1,394
   Additional paid-in capital                                11,360     11,360
   Retained earnings/(accumulated deficit)                     (855)       358
   Accumulated other comprehensive income                       301        151
                                                           --------   --------
                                                             12,200     13,263
                                                           --------   --------
                                                           $176,657   $189,517
                                                           ========   ========

                            See accompanying notes.

                           HEARTLAND BANCSHARES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share value)

--------------------------------------------------------------------------------


                                                             2002        2001
                                                             ----        ----
Interest income
   Loans, including related fees                           $  9,654    $12,752
   Securities:
      Taxable                                                   965      1,365
      Non-taxable                                               123         67
   Short-term investments                                       230        225
                                                           --------    -------
                                                             10,972     14,409

Interest expense
   Deposits                                                   3,671      6,315
   Short-term borrowings                                         74        223
   Other borrowings                                             453        251
                                                           --------    -------
                                                              4,198      6,789

Net interest income                                           6,774      7,620

Provision for loan losses                                     3,150      2,967
                                                           --------    -------

Net interest income after provision for loan losses           3,624      4,653

Noninterest income
   Deposit service charges and fees                             601        545
   Commissions on investment sales                              389        392
   Gain on sale of securities                                    57          6
   Brokered mortgage loan fees                                  712        535
   Other                                                        176        118
                                                           --------    -------
                                                              1,935      1,596

Noninterest expense
   Salaries and employee benefits                             3,948      3,186
   Occupancy and equipment, net                                 680        510
   Data processing                                              817        644
   FDIC Insurance                                               227         62
   Professional fees                                            374        260
   Loss on sale and write-down of other real estate             525          -
   Other                                                      1,038        754
                                                              -----      -----
                                                              7,609      5,416

Income/(loss) before income taxes                            (2,050)       833

Income taxes                                                   (837)       304
                                                           --------    -------

Net income/(loss)                                          $ (1,213)   $   529
                                                           ========    =======

Basic and diluted earnings/(loss) per share                $    (.87)  $    .38
                                                           =========   ========

                            See accompanying notes.

                           HEARTLAND BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
            Years ended December 31, 2002 and 2001 (Dollar amounts in
                        thousands, except per share data)

--------------------------------------------------------------------------------


                                                Retained     Accumulated
                                  Additional    Earnings/       Other         Total
                           Common   Paid-in   (Accumulated  Comprehensive  Shareholders'
                            Stock   Capital     Deficit)       Income         Equity
                            -----   -------     --------       ------         ------

Balance January 1, 2001    $1,328  $ 10,912      $  347        $   71        $12,658

Stock dividend of 5%
   (65,978 shares)             66       448        (518)                          (4)
Comprehensive income
   Net income for 2001                              529                          529
   Change in net unrealized
   gain/(loss) on securities
   available for sale, net                                         80             80
                                                                             -------
Total comprehensive income                                                       609
                           ------   -------      ------        ------        -------

Balance December 31, 2001   1,394    11,360         358           151         13,263

Comprehensive income/(loss)
   Net loss for 2002                             (1,213)                      (1,213)
   Change in net unrealized
     gain/(loss) on securities
     available for sale, net                                      150            150
Total comprehensive                                                          -------
  income/(loss)                                                               (1,063)
                           ------   -------      ------        ------        -------
Balance December 31, 2002  $1,394  $ 11,360      $ (855)       $  301        $12,200
                           ======  ========      ======        ======        =======


                            See accompanying notes.

                           HEARTLAND BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2002 and 2001
                          (Dollar amounts in thousands)

--------------------------------------------------------------------------------
                                                             2002        2001
                                                             ----        ----
Cash flows from operating activities
   Net income/(loss)                                       $ (1,213)  $    529
   Adjustments to reconcile net income/(loss) to net
     cash from operating activities
      Depreciation and amortization                             316        110
      (Gain)/loss on sale of securities                         (57)        (6)
      Loss on sale and write-down of other real estate          525          -
      Provision for loan losses                               3,150      2,967
      Change in assets and liabilities:
         Change in loans held for sale                       (2,559)    (4,597)
         Accrued interest receivable and other assets          (465)      (402)
         Accrued interest payable and other liabilities          98         13
                                                           --------   --------
            Net cash from operating activities                 (205)    (1,386)

Cash flows from investing activities
   Purchase of time deposits with other banks                     -       (500)
   Purchase of securities available-for-sale                (17,164)   (13,378)
   Proceeds from sales, calls and maturities of securities
     available-for-sale                                      15,514     17,801
   Loans made to customers, net of payments collected        21,585    (16,321)
   Purchase of FHLB stock                                       (96)       (62)
   Proceeds from sale of other real estate                    1,106          -
   Net purchases of property and equipment                     (120)      (778)
                                                           --------   --------
      Net cash from investing activities                     20,825    (13,238)

Cash flows from financing activities
   Net change in deposit accounts                           (12,592)    21,771
   Net change in short-term borrowings                          697     (3,719)
   Draws on note payable                                          -        917
   Repayments on note payable                                     -     (1,917)
   Draws on FHLB advances                                         -      6,000
   Repayments on FHLB advances                                    -     (4,000)
   Cash paid in lieu of fractional shares                         -         (4)
   Proceeds from trust preferred offering                         -      4,844
                                                           --------   --------

      Net cash from financing activities                    (11,895)    23,892
                                                           --------   --------

Net change in cash and cash equivalents                       8,725      9,268

Cash and cash equivalents at beginning of period             16,507      7,239
                                                           --------   --------

Cash and cash equivalents at end of period                 $ 25,232   $ 16,507
                                                           ========   ========

Supplemental  disclosures of cash flow  information  Cash paid during the period for:
      Interest                                             $  4,290   $  6,881
      Income taxes                                               92      1,033
Supplemental disclosure of non-cash activities:
   Transfer from loans to other real estate                $  2,079   $      -
                            See accompanying notes.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: The consolidated financial statements include the accounts of Heartland Bancshares, Inc. (Corporation) and its wholly-owned subsidiaries, Heartland Community Bank (Bank) and Heartland (IN) Statutory Trust I (Trust), after elimination of significant intercompany transactions and accounts.

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

The Trust was formed during 2001 to issue the guaranteed beneficial interests in the Corporation's subordinated debentures.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported and disclosed in the financial statements, and future results could differ from these estimates. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Loans held for sale are mortgage loans closed by the Bank and in the process of being delivered to loan brokers. These loans are carried at the lower of cost or market, on an aggregate basis.
                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is not reported when full loan repayment is in doubt, typically when payments are significantly past due. Payments received on such loans are reported as principal reductions. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized over the estimated useful lives of the assets, principally on the straight-line method. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Company Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized and was carried at $960 and $1,000 at December 31, 2002 and 2001 and shown in other assets.

Repurchase   Agreements:  Substantially  all  repurchase  agreement  liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.



                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

                                                         2002         2001
                                                         ----         ----

Net income/(loss) as reported                        $  (1,213)   $     529
Deduct:  Stock-based compensation expense
  determined under fair value based method                  17           64
                                                         -----        -----
Pro forma net income/(loss)                          $  (1,230)   $     465
                                                     ==========   =========

Basic and diluted earnings/(loss) per share
  as reported                                        $    (.87)  $      .38
Pro forma basic and diluted earnings/(loss)
  per share                                               (.88)         .33

The pro forma effects are computed using an option pricing model, using the following weighted-average assumptions as of grant date (there were no grants in 2001).

                                                         2002
                                                         ----

   Risk-free interest rate                               3.55%
   Expected option life                                 5 years
   Expected stock price volatility                      13.37%
   Dividend yield                                        0.00%

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


                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


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

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and is recognized as a separate component of equity.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. See footnote 13.

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

Industry Segment: Internal financial information is primarily reported and aggregated in one line of business, banking.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.



                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------


NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gains and losses recognized in other comprehensive income/loss were as follows:
                                                           Gross      Gross
                                                 Fair   Unrealized Unrealized
                                                 Value     Gains     Losses
                                                 -----      -----     ------
2002
   U.S. Government and its agencies            $ 7,937   $    104   $     -
   Obligations of states and political
     subdivisions                                2,709        119         -
   Mortgage backed securities                    7,826        212        (2)
   Corporate obligations                         1,094         54         -
                                               -------   --------   -------

                                               $19,566   $    489   $    (2)
                                               =======   ========   =======



2001
   U.S. Government and its agencies            $ 5,381   $     93   $   (12)
   Obligations of states and political
     subdivisions                                2,345         15        (2)
   Mortgage backed securities                    8,880        130        (8)
   Corporate obligations                           997         32         -
                                               -------   --------   -------

                                               $17,603   $    270   $   (22)
                                               =======   ========   =======

During 2002 and 2001, gross proceeds from sales of securities were $3,035 and $1,502. Recognized gains were $57 and $7 and recognized losses were $0 and $1.

The fair value of securities at December 31, 2002, by contractual maturity, is shown below.

   Due in one year or less                                         $    195
   Due after one year through five years                              8,959
   Due after five years through ten years                             1,401
   Due after ten years                                                1,185
   Mortgage backed securities                                         7,826
                                                                   --------

                                                                   $ 19,566
                                                                   ========

Securities with a carrying value of $15,900 and $12,438 at December 31, 2002 and 2001 were pledged to secure borrowings and for other purposes.


                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------



NOTE 3 - LOANS

Loans at year-end are comprised of the following:

                                                          2002        2001
                                                          ----        ----

   Commercial loans and leases                          $ 66,861   $ 76,097
   Real estate construction and land development          12,489     23,150
   Residential real estate                                23,952     24,795
   Consumer                                               16,618     22,594
                                                        --------   --------
      Subtotal                                           119,920    146,636
   Less:  Allowance for loan losses                       (3,498)    (3,400)
                                                        --------   --------

                                                        $116,422   $143,236
                                                        ========   ========

Certain of the Company's officers and directors were loan customers of the Bank. The balance of loans outstanding to these individuals was $1,530 and $466 at December 31, 2002 and 2001. New loans originated and advances on existing loans during 2002 were $1,773, repayments were $605 and reductions of $104 related to changes in officers and directors.


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is as follows:
                                                          2002        2001

   Beginning balance                                    $  3,400   $  2,667
   Provision charged to operations                         3,150      2,967
   Loans charged-off                                      (3,702)    (2,300)
   Recoveries on loans previously charged-off                650         66
                                                        --------   --------

   Ending balance                                       $  3,498   $  3,400
                                                        ========   ========

Information about impaired loans is as follows:
                                                          2002        2001
                                                          ----        ----
   Year-end loans with no allowance
     for loan losses allocated                          $      -   $      -
   Year-end loans with allowance for
     loan losses allocated                                 4,689      4,130
   Amount of the allowance allocated                         812        625
   Average of impaired loans during the year               4,239      3,075
   Interest income recognized during impairment                -         92
   Cash-basis interest income received during impairmen        -         45
   Non-performing loans:
      Loans on non accrual status at year end              4,857        663
      Loans delinquent greater than 90 days
            and still accruing at year end                   776         86

                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------

NOTE 4 - ALLOWANCE FOR LOAN LOSSES (Continued)

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.


NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:
                                                          2002        2001
                                                          ----        ----

   Land                                                 $    205   $    205
   Buildings and improvements                              1,834      1,788
   Leasehold improvements                                    272        272
   Furniture and equipment                                 1,331      1,259
                                                        --------   --------
      Total                                                3,642      3,524
   Accumulated depreciation                                 (969)      (671)
                                                        --------   --------

      Premises and equipment, net                       $  2,673   $  2,853
                                                        ========   ========

Depreciation expense was $300 and $248 for 2002 and 2001.


NOTE 6 - DEPOSITS

Interest-bearing time deposits issued in denominations of $100 or greater totaled $26,418 and $28,682 at December 31, 2002 and 2001.

Scheduled maturities of time deposits for the next five years are as follows:

               2003                                     $ 54,228
               2004                                       11,045
               2005                                        1,527
               2006                                          693
               2007                                        1,956
               Thereafter                                      -
                                                        --------

                                                        $ 69,449
                                                        ========

Time deposits from governmental and other public entities such as school corporations and hospitals in the Bank's market area totaled $2,418 at December 31, 2002 and $12,349 at December 31, 2001.

Certain of the Company's officers and directors were deposit customers of the Bank. The balance of deposits with these individuals was $11,481 and $331 at December 31, 2002 and 2001.
                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------

NOTE 7 - REPURCHASE AGREEMENTS AND OTHER BORROWINGS

Securities sold under agreements to repurchase are secured by pledged securities with a carrying amount of $9,212 and $9,904 at year-end 2002 and 2001. Securities sold under agreements to repurchase are financing arrangements that have daily maturities and variable interest rates.

Information concerning securities sold under agreements to repurchase is summarized as follows:
                                                           2002       2001
                                                           ----       ----

   Average daily balance during the year                 $  4,855   $ 5,797
   Average interest rate during the year                     1.52%     3.54%
   Maximum month-end balance during the year             $  7,364   $10,201
   Weighted average interest rate at year-end                 .75%     1.50%

Other borrowings consisted of advances from the Federal Home Loan Bank (FHLB) at December 31, 2002 and 2001. FHLB advances are payable at maturity, generally with a prepayment penalty. They are collateralized by a pledge of specific securities. Interest is payable monthly.

FHLB advances are comprised of the following individual advances at December 31:

              Maturity date   Interest Rate       2002       2001
              -------------   -------------       ----       ----

               July 14, 2003      4.66%         $  2,000   $ 2,000
               October 30, 2003   3.08             1,000     1,000
               November 1, 2004   3.68             1,000     1,000
                                                --------   -------

                                                $  4,000   $ 4,000
                                                ========   =======


NOTE 8 - TRUST PREFERRED SECURITIES

On December 18, 2001, Trust Preferred Securities totaling $5,000 were issued. On that date, Heartland (IN) Statutory Trust I completed an offering of 5,000 shares of Trust Preferred Securities with a liquidation preference of $1 per security. The proceeds of the offering were loaned to the Corporation in exchange for subordinated debentures with terms that are similar to the Trust Preferred Securities, which subordinated debentures are the sole asset of Trust. Issuance costs of $156 paid from the proceeds are being amortized over the first five years of the securities. The securities and distributions are guaranteed by the Corporation, which is reflected on the balance sheet by the guaranteed preferred beneficial interest in the Corporation's subordinated debentures. Distributions on the securities are payable quarterly in arrears at the annual rate of LIBOR plus 3.60%, and are included in interest expense in the consolidated statement of income. The rate cannot exceed 12.50%.

                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------

NOTE 8 - TRUST PREFERRED SECURITIES (Continued)

The Trust Preferred Securities, which mature December 18, 2031, are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. The subordinated debentures are redeemable prior to the maturity date at the option of the Corporation on or after December 18, 2006. The subordinated debentures are also redeemable in whole or in part from time-to-time, upon the occurrence of specific events defined within the trust indenture. The Corporation has the option to defer distributions on the subordinated debentures from time-to-time for a period not to exceed 20 consecutive quarters.

NOTE 9 - EMPLOYEE BENEFIT PLANS

A 401(k) retirement savings plan is maintained for the benefit of eligible employees. The Plan requires employees to be 21 years of age before entering the Plan. Employee contributions are limited to a maximum of 15% of their salary. The Plan provides for a 50% matching of the first 6% of employee salary contributions and allows for an annual discretionary contribution. Participants are fully vested in salary deferral contributions. Employer matching contributions vest at a rate of 20% per year of employment and are fully vested after the completion of 5 years of service with the Bank after entering the plan. The 401(k) contribution charged to expense was $65 and $38 for 2002 and 2001.

NOTE 10 - STOCK OPTION PLANS

At December 31, 2002, the Corporation maintained two stock option plans: an employee plan (under which options may be granted through 2007) and a non-employee director plan (under which no new options may be granted after September, 2002). Under the terms of these plans, options for up to 265,000 shares of the Corporation's common stock may be granted to employees and directors of the Corporation and its subsidiaries. The exercise price of options granted to employees under the employee plan is determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

Employee options are immediately exercisable with respect to 20 percent of the shares covered by the option and vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire ten years after date of grant.

Non-employee director options issued under the expired non-employee director plan provided for a vesting schedule, and the holders of all options granted under that plan that were outstanding at December 31, 2002, have satisfied that vesting schedule and all of such options are now exercisable in full.




                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------



NOTE 10 - STOCK OPTION PLAN (Continued)

The option plans provide usual and customary provisions providing for the adjustment of the number and type of shares subject to grants under the plans in the event of certain corporate events, and the acceleration of the rights of an optionee to exercise unvested stock options in certain events.

A summary of the Corporation's stock option activity, and related information follows:

                                       2 0 0 2                 2 0 0 1
                                       -------                 -------
                                             Weighted-                Weighted-
                                              Average                  Average
                                             Exercise                 Exercise
                                  Options      Price       Options      Price
                                  -------      -----       -------      -----
   Outstanding - beginning
     of period                     147,735    $  9.07      147,735    $  9.07
   Granted                           5,500       9.07            -         -
   Exercised                             -         -             -         -
   Forfeited                       (18,191)      9.07            -         -
                                 ---------    -------    ---------    ------

   Outstanding-end of period       135,044    $  9.07      147,735    $  9.07
                                 =========    =======    =========    =======

   Exercisable at end of period    125,021    $  9.07      139,860    $  9.07
                                 =========    =======    =========    =======

   Weighted average remaining life
     of outstanding options           5.41 years              6.23 years

   Weighted average fair value of
     options granted during the year          $  1.11                 $     -
                                              =======                 =======

In January of 2003, the Board of Directors of the Corporation adopted a new non-employee director plan under which the Corporation reserved for future issuance pursuant to option grants an aggregate of 50,000 shares. In conjunction with the adoption of that plan, the Board of Directors granted under that new plan options to purchase an aggregate of 42,000 shares, exercisable in full from date of grant, at $9.07 per share for ten years. In addition, the stock option committee of the Board of Directors in January 2003 granted options to employees under the employee plan, exercisable at $9.07 per share for ten years (subject to the vesting schedule specified above) with respect to an aggregate of 41,500 shares.




                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------



NOTE 11 - INCOME TAXES

Income tax expense/(benefit) was as follows:
                                                            2002      2001
                                                            ----      ----

   Current                                               $   (653)  $   502
   Deferred                                                  (184)     (198)
                                                         --------   -------

      Total                                              $   (837)  $   304
                                                         ========   =======

Effective tax rates differ from federal statutory rates applied to pre-tax income due to the following:
                                                            2002      2001
                                                            ----      ----
   Federal statutory rate times
     financial statement income/(loss)                   $   (697)  $   283
   Effect of:
      Tax-exempt income                                       (38)      (18)
      State taxes, net of federal tax effect                 (111)       48
      Other, net                                                9        (9)
                                                         --------   -------

         Total                                           $   (837)  $   304
                                                         ========   =======


Year-end deferred tax assets and liabilities were due to the following:

                                                            2002      2001
                                                            ----      ----
   Deferred tax assets:
      Allowance for loan losses                           $   950   $ 1,070
      Deferred compensation                                    69        36
      State net operating loss carryforward                    83         -
      Other                                                    44         6
                                                          -------   -------
                                                            1,146     1,112
   Deferred tax liabilities:
      Depreciation                                            (87)      (83)
      Cash to accrual adjustment                             (213)     (319)
      Net unrealized gains on securities                     (186)      (97)
      Other                                                    (1)      (49)
                                                         --------   -------
                                                             (487)     (548)
                                                         --------   -------
      Total                                              $    659   $   564
                                                         ========   =======

The Company has a net operating loss carryforward for state income tax purposes of $1,473 expiring in 2017.




                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------


NOTE 12 - EARNINGS PER SHARE

Basic and diluted earnings per share were computed by dividing net income by the weighted average number of shares outstanding, which was 1,394,172 for both periods. The outstanding stock options were not dilutive in either period, but could become dilutive in the future.


NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

The Bank and the Corporation are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.

The prompt corrective action regulations promulgated by the FDIC affect the Bank and provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.




                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------


NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

At year end 2002 and 2001, the Bank was well-capitalized. Actual capital levels and minimum required levels were:

                                                                Minimum Required
                                                                      To Be Well
                                            Minimum Required  Capitalized Under
                                               For Capital    Prompt Corrective
                               Actual       Adequacy PurposesAction Regulations
                               ------       -----------------------------------
                           Amount    Ratio   Amount   Ratio    Amount    Ratio
                           ------    -----   ------   -----    ------    -----
2002 - Bank
----
Total capital
(to risk weighted assets) $16,509    12.96% $10,188    8.00%  $12,735    10.00%
Tier 1 capital
(to risk weighted assets)  14,935    11.73    5,094    4.00     7,641     6.00
Tier 1 capital
(to average assets)        14,935     8.35    7,150    4.00     8,938     5.00

2002 - Corporation
----
Total capital
(to risk weighted assets) $18,473    14.48% $10,205    8.00%     N/A
Tier 1 capital
(to risk weighted assets)  15,865    12.44    5,103    4.00      N/A
Tier 1 capital
(to average assets)        15,865     8.86    7,159    4.00      N/A


2001 - Bank
----
Total capital
(to risk weighted assets) $17,752    12.45%  $11,410   8.00%  $14,263    10.00%
Tier 1 capital
(to risk weighted assets)  15,949    11.18     5,705   4.00     8,558     6.00
Tier 1 capital
(to average assets)        15,949     8.53     7,476   4.00     9,345     5.00


2001 - Corporation
----
Total capital
(to risk weighted assets) $19,916    13.95%  $11,422   8.00%     N/A
Tier 1 capital
(to risk weighted assets)  17,483    12.24     5,711   4.00      N/A
Tier 1 capital
(to average assets)        17,483     9.35     7,476   4.00      N/A

Effective May 11, 2002, with the consent of the Bank, the FDIC and DFI entered a formal order under federal and state banking laws, under which the Bank and its Directors are required to take a number of affirmative steps to address regulatory concerns, including but not limited to, maintaining the Bank's ratio of Tier 1 capital to assets at 8% or above; committing not to declare or pay dividends to the Corporation that would result in the Bank's violation of the required capital ratio; limiting growth in total assets to no more than three percent in any three month period without advance approval by the regulators, or more than 12% annually; adopting and implementing plans to resolve certain criticized assets; eliminating or restricting future lending to borrowers whose loans have been criticized by the regulators; and adopting and implementing plans to reduce the volume of the Bank's acquisition, development and construction loans, commercial real-estate loans and high loan-to-value loans, as defined by FDIC Regulation Part 365, in relation to its capital.

                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------

NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

These restrictions have adversely affected, and are likely to continue to adversely affect, the Bank's net interest income and net interest margin in 2002 and future periods, because the restrictions have required that the Bank reduce the outstanding balances of higher-yielding types of loans during 2002. These restrictions have also resulted, and are likely to continue to result, in increased non-interest expense during 2002 and future periods due to increased consulting, legal, accounting, staffing and other compliance costs associated with responding to these restrictions.

The restrictions may also reduce the Corporation's parent-company liquidity by making it unlikely that the Bank will be in a position to pay dividends to the Corporation during the period of such restrictions, and the Corporation may be required to infuse additional capital into the Bank from time to time if necessary in order for the Bank to maintain any required capital ratio. At December 31, 2002, the Corporation had sufficient liquid assets to pay the interest payable on the subordinated debentures related to the trust preferred securities during 2002, and the Corporation may elect to defer the payment of interest on such debentures for certain periods of time in any event. The Corporation therefore does not expect that the maintenance requirements with respect to the Bank's capital ratio that are included in the May 2002 order will be material to parent-company liquidity during 2003.


NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases certain facilities and land under operating leases expiring through 2016. The related lease expense was $310 and $191 for 2002 and 2001. Future minimum lease payments are as follows:

                  2003                              $    311
                  2004                                   313
                  2005                                   288
                  2006                                   288
                  2007                                   313
                  Thereafter                           2,306
                                                    --------

                     Total minimum lease payments   $  3,819
                                                    ========




                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------



NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

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


Off-balance sheet financial instruments whose contract amount represents credit risk are summarized as follows:
                                       2 0 0 2                  2 0 0 1
                                       -------                  -------
                                  Fixed     Variable       Fixed      Variable
                                  Rate        Rate         Rate         Rate
                                  ----        ----         ----         ----
   Commitments to make loans    $      -   $    3,538   $        -   $   4,992
   Unused lines of credit              -       21,953            -      24,187
   Letters of credit                   -        1,347            -       1,283


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

The cash balance required to be maintained on hand or on deposit with the Federal Reserve was $950 and $1,324 at December 31, 2002 and 2001. These reserves do not earn interest.




                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------



NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair values of the Corporation's financial instruments were as follows at December 31:
                                       2 0 0 2                 2 0 0 1
                                       -------                 -------
                                   Carrying     Fair       Carrying     Fair
                                     Value      Value        Value      Value
                                     -----      -----        -----      -----
   Financial assets:
      Cash and cash equivalents   $  25,232  $  25,232  $   16,507    $  16,507
      Time deposits with other
        financial institutions          500        500         500          500
      Securities available-for-sale  19,566     19,566      17,603       17,603
      Loans held for sale             7,156      7,263       4,597        4,634
      Loans, net                    116,422    118,352     143,236      145,394
      FHLB stock                        608        608         512          512
      Accrued interest receivable       718        718       1,228        1,228



   Financial liabilities:
      Deposits                    $(148,399) $(149,134) $(160,991)    $(162,157)
      Repurchase agreements          (6,251)    (6,251)    (5,554)       (5,554)
      Other borrowings               (4,000)    (4,048)    (4,000)       (4,034)
      Trust preferred securities     (5,000)    (5,000)    (5,000)       (5,000)
      Accrued Interest Payable         (151)      (151)      (243)         (243)

Fair value approximates carrying amount for all items except those described below. Fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Fair value for fixed rate IRAs, time certificates of deposit, and borrowings are based on the rates paid at year end for new deposits or borrowings, applied until maturity. Fair value for other financial instruments and off-balance-sheet loan commitments are considered nominal.





                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------



NOTE 16 - PARENT COMPANY STATEMENTS

Presented below are condensed balance sheets and statements of income and cash flows for the parent company.

                            CONDENSED BALANCE SHEETS

                                                             2002        2001
                                                             ----        ----
ASSETS
Cash                                                       $  1,752   $  2,022
Investment in bank                                           15,236     16,100
Other assets                                                    221        141
                                                           --------   --------

                                                           $ 17,209   $ 18,263
                                                           ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities                                                $  5,009   $  5,000
Shareholders' equity                                         12,200     13,263
                                                           --------   --------

                                                           $ 17,209   $ 18,263
                                                           ========   ========


                         CONDENSED STATEMENTS OF INCOME

                                                             2002        2001
                                                             ----        ----

Interest income                                            $     21  $       5

Interest expense                                               (289)       (72)

Other expense                                                   (63)       (39)

Tax benefit                                                     132         36
                                                           --------   --------
Income/(loss) before equity
 in undistributed earnings of bank                             (199)       (70)

Equity in undistributed earnings/(loss) of bank              (1,014)       599
                                                           --------   --------


Net income/(loss)                                          $ (1,213)  $    529
                                                           ========   ========




                                  (Continued)

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
              (Dollar amounts in thousands, except per share data)


--------------------------------------------------------------------------------


NOTE 16 - PARENT COMPANY STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                                                               2002       2001
                                                               ----       ----

Cash flows from operating activities
   Net income/(loss)                                        $ (1,213)  $   529
   Adjustments to reconcile net income/(loss) to net cash
     from operating activities
      Amortization                                                33         3
      Equity in undistributed earnings/(loss) of bank          1,014      (599)
      Other assets and other liabilities, net                   (104)      (80)
                                                            --------   -------
         Net cash from operating activities                     (270)     (147)

Cash flows from investing activities
   Purchase of stock in bank                                       -    (2,000)

Cash flows from financing activities
   Proceeds from issuance of subordinated debt                     -     5,000
   Cash paid in lieu of fractional shares                          -        (4)
   Repayments on note payable                                      -    (1,917)
   Draws on note payable                                           -       917
                                                            --------   -------
      Net cash from financing activities                           -     3,996
                                                            --------   -------

Net change in cash and cash equivalents                         (270)    1,849

Beginning cash and cash equivalents                            2,022       173
                                                            --------   -------

Cash and cash equivalents at end of period                  $  1,752   $ 2,022
                                                            ========   =======

NOTE 17 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                            2002       2001
                                                            ----       ----
   Unrealized holding gains and losses on
     securities available-for-sale                       $    296   $   136
   Reclassification adjustment for gains
     and losses later recognized in income                    (57)       (6)
                                                         --------   -------
   Net unrealized gains and losses                            239       130
   Tax effect                                                 (89)      (50)
                                                         --------   -------
      Other comprehensive income (loss)                  $    150   $    80
                                                         ========   =======

DIRECTORS AND OFFICERS OF HEARTLAND COMMUNITY BANK

Directors:

Gordon R. Dunn,        Sharon Acton,    Robert Richardson,    Steve Bechman,
Chairman of the Board  Director         Director              Director

Patrick A. Sherman,  John Norton,     J. Michael Jarvis,    Jeffrey L. Goben,
Vice Chairman        Director         Director              Director

Officers:

Steve Bechman,                          Mary Carter,
President and Chief Executive Officer   Assistant   Vice   President
                                        and   Branch Manager

Jeffrey L. Goben,                       Michael Schofield,
Executive Vice President,               Investment Officer, Heartland
Chief Operating Officer and Secretary   Investment Services

John M. Morin,                          David Mote,
Senior Vice President, Consumer Loans   Assistant Vice President, Mortgage Loans

Eric Johnson,                           Judy Peel,
Chief Credit Officer                    Assistant Vice President, Loan Officer

Jeff Joyce,                             Kathee Pruitt,
Vice President and Controller           Assistant Vice President, Branch Manager

R. Trent McWilliams,                    Robert Henderson,
Vice President, Business Development    Assistant Vice President,
                                        Commercial Loan Officer

Tony Anderson,                          Chad Riddle,
Vice President, Mortgage Loans          Assistant Vice President,
                                        Commercial Loan Officer

Pam Fender,                             Ken Yedlick,
Vice President, Deposit Operations      Commercial Loan Officer

Robert Maher,                           Melissa Duke,
Vice President, CD Brokerage Program    Commercial Loan Officer

Alexa McKnight,                         Pat Purtell,
Assistant Vice President,               Loan Officer
Branch Operations

Terri Webb,                             Connie Hann,
Assistant Vice President,               Mortgage Loan Officer
Loan Operations

Tonia Bussinger,                        Michael Yovanoff,
Collections Officer                     Portfolio Manager

Lisa Shirar,                            Trudy Holtsclaw,
Compliance Officer                      Branch Manager

Banking Facilities

Franklin:                              Greenwood:
420 North Morton Street (US 31)        489 South State Road 135
Franklin, Indiana  46131               Greenwood, Indiana  46142
Phone (317) 738-3915                   Phone (317) 881-3915
FAX (317) 738-7315                     FAX (317) 859-3849

Bargersville:                          Greenwood:
507 Three Notch Lane                   800 South US 31
Bargersville, Indiana 46106            Greenwood, Indiana 46143
Phone (317) 422-1370                   Phone (317) 885-7371
FAX (317) 422-1495                     FAX (317) 885-7305

Operations and Commercial Loan Center
460 North Morton Street (US 31)
Franklin, Indiana 46131
Phone (317) 738-3915
FAX (317) 736-5022

World Wide Web:
www.HeartlandBancshares.com

Investor Relations/Analyst Contact

Jeff D. Joyce, Chief Financial Officer
Phone (317) 738-2854
FAX (317) 736-5022
Jeff.Joyce@hcb-in.com
















ANNUAL REPORT ON FORM 10-KSB

UPON WRITTEN REQUEST HEARTLAND WILL PROVIDE TO EACH SHAREHOLDER, WITHOUT CHARGE, A COPY (WITHOUT EXHIBITS) OF HEARTLAND'S ANNUAL REPORT ON FORM 10-KSB FOR 2002, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. REQUESTS SHOULD BE DIRECTED TO JEFF JOYCE, CFO, HEARTLAND BANCSHARES, INC. PO BOX 469 FRANKLIN, INDIANA 46131.