Form 10KSB, Exhibit 13
period 2003-12-31
HEARTLAND BANCSHARES INC /IN/
filed 2004-03-31
CIK 1042905

Exhibit 13. The Issuer's Annual Report to Shareholders for the year ended December 31, 2003.




                                                                  March 22, 2004


Dear Shareholders and Friends:

We are pleased to report to you the results for the year of 2003 and encourage you to read about the detailed results in the following pages. The past couple of years have presented some unprecedented challenges for our young company from which we are emerging a stronger and more fundamentally sound bank. In 2003, we continued to work diligently to improve asset quality created by poor credit decisions and weak processes from previous years. We were also faced with the lowest level of interest rates in over 40 years, causing declining interest margins.

With the focus on asset quality improvement and not on growth, total assets declined from $177 million at December 31, 2002 to $167 million at December 31, 2003. Despite the decline in total assets, we still have a solid hold on third place in terms of deposit market share in Johnson County among a total of 16 financial institutions. In fact, we showed a slight improvement to 12.18% at June 30, 2003 from 11.58% at June 30, 2002. The shrinkage of totals gave us an opportunity to restructure our deposit mix resulting in more core deposits and less interest bearing time deposits. This helped offset the effects that the lower interest rate environment had on our net interest margin.

In 2003, we recorded a considerable improvement in earnings with $414,000 net income for the year as compared to a $1,213,000 loss for 2002. Most of the improvement was a result of lower loan loss provision, and losses on real estate acquired in foreclosure, which came through improved asset quality. Earning assets were positively impacted by reductions in non-performing loans.

Our mortgage loan production has been fueled by refinancings due to low interest rates. Our hard working mortgage loan staff was positioned to handle the record number of refinances. The related gain on sale of mortgage loans continues to be an excellent source of non-interest income. During 2003, we originated $65 million in first residential mortgages and recorded over $1 million in gain on sale of loans. We realize that the refinancing activity will eventually slow, but feel that our reputation as a mortgage loan provider in the market will continue to provide us with a good source of revenue.

In last year's annual report, we reported that the Bank entered into a formal order with the Federal Deposit Insurance Corporation and the Indiana Department of Financial Institutions that required us to address several regulatory concerns. I am pleased to announce that due to the efforts of extremely dedicated staff of employees and particularly the Board of Directors, we received written notification on February 23, 2004 from the regulatory agencies of their intent to release the Bank from the May 2002 order with our agreement to continue to operate under stipulations that we consider to be good business practice.

We have been pleased to see our stock price increase with our improvements in operating results during 2003. The stock opened 2003 at $7.91 per share and closed the year at $10.58 per share for a 33.8% increase. The book value increased to $9.00 per share at December 31, 2003.

The past few months there have been three mergers announced that will affect banks in our market along with the announcement of openings of offices of three new banks to our market. Banking is a relationship business where the bank with the best people will eventually prevail over time. We have some top notch employees who excel in giving customer service. Our ability to compete with much larger banks as well as banks our size is dependent on our employees.

Heartland has not changed its focus of delivering quality products and services to our community. Our commitment to be involved with the community and serve the needs of our customers the best way we know is stronger than ever.

As we go through 2004, we will continue to work on improving asset quality with an eye to growth. We will work on improving shareholder value through improvement of earnings and increasing market share.

We would like to thank our customers, employees and board members for their contributions, continued support and confidence in helping us through a couple of difficult years. Despite the uncertain economy, we are anticipating 2004 to be a good year for Heartland.





Steve Bechman                           Jeffrey L. Goben
President & CEO                         Executive Vice President, COO, Secretary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS. (Dollar amounts are in thousands, except per share data.)


MANAGEMENT OVERVIEW

This discussion provides information concerning changes in the consolidated financial condition and results of operations of Heartland and the Bank for 2003 and 2002. The comments are intended to supplement and should be reviewed in conjunction with the consolidated financial statements, related notes and selected financial data presented elsewhere herein.

Heartland Bancshares, Inc. ("Heartland" or the "Corporation") is a one-bank holding company incorporated May 27, 1997. Heartland's primary asset is its wholly owned banking subsidiary, Heartland Community Bank ("the Bank"), an Indiana-chartered commercial bank. The Bank received regulatory approval to open in the fall of 1997 and commenced banking operations December 17, 1997. Heartland's primary business consists of attracting deposits from the general public and originating real estate, commercial and consumer loans and purchasing investments through its one office located in Franklin, two offices located in Greenwood, and one office located in Bargersville, Indiana.

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

Improving asset quality and meeting regulatory requirements have been the primary objectives for the Bank over the past two years. Poor underwriting practices led to deterioration of the Bank's loan portfolio, which caused the banking regulators to issue additional requirements to be followed by the Bank. Additional information regarding those requirements is included under the caption "CAPITAL ADEQUACY" and in Note 13 to the Consolidated Financial Statements. During 2003, the Bank's efforts resulted in lower provision for loan losses, net charge-offs and non-performing loans compared to 2002. Detailed discussions of these areas can be found under the "RESULTS OF OPERATIONS" and "NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES" captions on the pages that follow.

Effective May 11, 2002, with the consent of the Bank, the FDIC and DFI entered a formal order (May 2002 Order) under federal and state banking laws, under which the Bank and its Directors are required to take a number of affirmative steps to address regulatory concerns. On February 23, 2004, the Bank received written notification from the FDIC and the DFI indicating that the Bank would be released from the May 2002 Order subject to the stipulation that the Bank continue to maintain a Tier 1 capital to assets ratio at 8% or above; to limit growth in total assets to no more than three percent per quarter without regulatory approval and to maintain the levels of acquisition, development and construction loans at or below 125% of Tier 1 capital and commercial real-estate loans at or below 250% of Tier 1 capital. As of February 23, 2004, the Bank's Tier 1 capital ratio was 9.49%, total assets had declined to $166,178, acquisition, development and construction loans totaled 61.75% of Tier 1 capital and commercial real-estate loans totaled 203.51% of Tier 1 capital. On February 23, 2004 the Bank's board of directors adopted a resolution accepting the stipulations as presented by the FDIC and DFI and notified the FDIC and DFI of the resolution and intent to abide by the stipulations.

                                                                              3.

Note: Dollar amounts in thousands, except per share data.

Competition with other depository and lending institutions has been increasing in the Bank's market area and includes at least 30 federally insured banks, credit unions, mortgage companies and consumer finance companies at December 31, 2003. The most significant challenge facing Heartland is achieving growth in the face of the high and rising level of competition and within the regulatory constraints previously discussed. Heartland's efforts to meet this challenge include providing exceptional customer service to existing customers and seeking new customer opportunities through personal involvement in the local communities and additional awareness by potential customers in our market area through marketing efforts.

Heartland's profitability is significantly influenced by the difference between income on its loans and investments and the cost of its deposits and borrowings. This difference is referred as net interest income. Interest income from loans and investments is a function of the amount of loans and investments outstanding during the period and the interest rates earned. Interest expense related to deposits and borrowings is a function of the amount of deposits and borrowings outstanding during the period and the interest rates paid. Additional information regarding net interest income and non-interest income is included in "RESULTS OF OPERATIONS" below. During 2003, interest rates in general declined. The interest yields earned by Heartland on interest earning assets declined more rapidly and more significantly than rates paid on interest bearing liabilities causing Heartland's net interest income in 2003 to decline by $225 from 2002 net interest income.

At December 31, 2003, Heartland had $167,929 in total assets, a decrease of $8,883 or 5.02% from the December 31, 2002 total of $176,812. The decline in assets was primarily comprised of a decline in net loans of $6,167 or 5.30%. Net loans were $110,255 at December 31, 2003 compared to $116,422 at December 31, 2002. The decline in loans was primarily due to more stringent lending standards used by Heartland and to the formal order that the Bank executed with its regulators in May 2002 (the "May 2002 Order") that required that the Bank to reduce the dollar amount of certain types of loans. Total deposits declined $10,893 or 7.34%, during the year. Total deposits were $137,506 at December 31, 2003 compared to $148,399 at December 31, 2002. Deposits were allowed to decline due to the decline in loans. Total shareholders' equity was $12,552 and $12,200 at December 31, 2003 and December 31, 2002. The increase in equity was due to $414 net income partially offset by other comprehensive loss of $62 for the year ended December 31, 2003.


RESULTS OF OPERATIONS

Heartland experienced a decline in average balances of loans and deposits during 2003. Market rates for loans and deposits were generally lower in 2003 compared to 2002. Changes in interest income and interest expense between the two periods discussed relate primarily to the difference in average loans and deposits and the decline in interest rates unless otherwise stated in the following discussion.

Heartland recorded net income of $414 or $.30 per share, for the year ended December 31, 2003 and net loss of $(1,213), or $(.87) per share, for the year ended December 31, 2002. Lower provision for loan losses accounted for $1,484 (after tax) of the improvement in net income. Growth in non-interest income also contributed $198 (after tax) to the improvement in net income.

Comprehensive income consists of net income and other comprehensive income such as unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity. Comprehensive income was $352 for the year ended December 31, 2003 compared to comprehensive loss of $(1,063) for the year ended December 31, 2002.

Note: Dollar amounts in thousands, except per share data.
                                                                              4.

Interest income of $9,230 was earned during the year ended December 31, 2003, compared to $10,972 for the year ended December 31, 2002 and was primarily generated from securities and loans. Decreases in yields earned on interest earning assets accounted for $1,405 of the decline and the decrease in average loans and other interest earning assets outstanding during the year accounted for $337 of the decline. Contributing to the decrease in yields earned on interest-earning assets, and to the decrease in average loans, was the requirement of the May 2002 Order that the Bank decrease the dollar volume of certain types of higher-yielding loans. The increase in average securities outstanding contributed an additional $564 to offset the decrease in interest income from other earning assets. Overall, the average yield on earning assets declined 96 basis points to 5.61% for 2003 from 6.57% for 2002.

Interest expense of $2,758 was incurred during the year ended December 31, 2003 and $4,207 during the year ended December 31, 2002. Interest expense is primarily related to deposits during 2003 and 2002. The decreases in rates paid on interest bearing liabilities accounted for $1,164 of the decrease and the decrease in average deposits and short-term borrowings outstanding during the year accounted for $285 of the decrease in interest expense. Overall, the average rate paid on interest bearing liabilities declined 87 basis points to 1.97% for 2003 from 2.84% for 2002.

Net interest income for the year ended December 31, 2003 was $6,472 compared to $6,765 for the year ended December 31, 2002.

The following tables depict for the years ended December 31, 2003 and 2002, certain information related to Heartland's average balance sheets and its average yields on assets and costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages. Non-accrual loan balances are included in the average balances of loans. Yields on non-taxable securities are not presented on a tax-equivalent basis.


                                  Year Ended                 Year Ended
                               December 31, 2003          December 31, 2002
                               -----------------          -----------------
                              Average      Yield/        Average      Yield/
                              Balance       Rate         Balance       Rate
                              -------       ----         -------       ----
Interest earning assets
   Short-term investments    $  9,396       1.56%        $12,992        1.77%
   Taxable securities          28,920       3.00          15,893        6.07
   Non-taxable securities       3,101       4.00           2,626        4.68
   Loans                      123,084       6.57         135,433        7.13
                             --------                    -------
Total interest earning
 assets                      $164,501       5.61         $166,944       6.57
                             ========                    ========

Interest bearing liabilities
   Interest-bearing demand,
     Money Market and Savings
      Deposits               $ 64,362       0.77%        $63,002        1.54%
   Time deposits               62,676       2.96          70,929        3.81
   Short-term borrowings        4,272       0.61           4,872        1.52
   Other borrowings             8,999       4.23           9,155        5.05
                             --------                    -------
Total interest bearing
 liabilities                 $140,309       1.97         $147,958       2.84
                             ========                    ========


Note: Dollar amounts in thousands, except per share data.
                                                                              5.

                                                     2003        2002
                                                     ----        ----
Average yield on interest-earning assets             5.61%        6.57%
Average rate paid on interest-bearing
 liabilities                                         1.97         2.84
Net interest spread                                  3.64         3.73
Net interest margin (net interest income divided
 by average total interest-earning assets)           3.93         4.05
Return on average assets                             0.24         (.68)
Return on average equity                             3.35        (9.26)

The decrease in the average yield on interest-earning assets and the average cost of interest bearing liabilities followed the falling interest rates in the economy during 2003. In addition, the average yield on interest-earning assets during 2003 was adversely affected by the Bank's compliance with the May 2002 Order, which required that the Bank reduce the outstanding balances of certain higher-yielding types of loans during 2003. See Note 13 to Heartland's consolidated financial statements.

The net interest margin decreased to 3.93% in 2003 from 4.05% in 2002. The net interest margin is calculated by dividing net interest income by average total interest earning assets. The average yield on interest earning assets fell 9 basis points more than the cost of interest bearing liabilities causing the net interest margin to decline. The decline in net interest margin was partially offset as the ratio of interest bearing liabilities to interest earning assets decreased, to 85.3% for 2003 from 88.6% for 2002.

The provision for loan losses was $692 for the year ended December 31, 2003 and $3,150 for the year ended December 31, 2002. Net charge-offs were $889 during the year ended December 31, 2003 and $3,052 during the year ended December 31, 2002. Non performing loans decreased to $3,023 at December 31, 2003 from $5,633 at the end of 2002. Impaired loans decreased to $1,945 at December 31, 2003 from $4,689 at December 31, 2002. The allowance for loan losses was 2.91% of gross loans at December 31, 2003 and was 2.92% of gross loans at December 31, 2002 and covers non-performing loans 1.1x at year-end 2003, compared to 0.6x in 2002. For more detail on this area, see "NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES" below.

Non-interest income was $2,222 for the year ended December 31, 2003 and $1,944 for the year ended December 31, 2002 and consists primarily of miscellaneous fees, service charges, gain on sale of loans and other income. Gains related to the sale, service released, of loans increased to $1,009 in 2003 from $712 in 2002, as interest rates fell and the fixed rate, residential real estate loan market improved. Net securities gains in 2003 and 2002 were $1 and $57. Other income was $211 and $186 for 2003 and 2002 and included items such as increase in cash surrender value of life insurance, income from other real estate owned and miscellaneous other income items.

Salaries and benefits expense for the year ended December 31, 2003 was $4,306 compared to $3,948 for the year ended December 31, 2002. The number of full time equivalent employees was increased in the lending area to implement changes in the credit process, in part to comply with the May 2002 Order, which accounted for $102 of the increase in salaries and benefits expense. Wages and commissions paid to mortgage lending staff also increased by $207 due to higher volumes of mortgage loans originated. The remaining increase in salaries and benefits was attributable to higher wages paid to other existing staff.

Occupancy and equipment expenses of $695 and $680 were incurred during the years ended December 31, 2003 and 2002. Those expenses consist primarily of lease payments for the branch and operations facilities, depreciation and utilities expenses.

Note: Dollar amounts in thousands, except per share data.
                                                                              6.

Data processing expense was $708 for the year ended December 31, 2003 compared to $817 for the year ended December 31, 2002. The decrease in data processing expenses is related to $56 of one time costs associated with transferring the Bank's loan files to an imaging system in 2002. The remainder of the decline in data processing expense was due to lower volumes of loans and deposits and lower contracted charges from data processing vendors.

FDIC Insurance was $124 for 2003 compared to $227 for 2002. The decrease is due to the change in the Bank's risk assessment by the FDIC.

Professional fees increased to $425 during 2003 from $374 during 2002 due to increased loan collection issues. The increases were due in part to the compliance requirements of the May 2002 Order.

Loss on sale and write-down of other real estate was $11 for 2003 compared to $525 for 2002. Other real estate consists of properties obtained in the process of collection of loans. At the time other real estate is obtained, the estimated fair value of the property is recorded as an asset and, if deemed uncollectable, the remaining balance of the loan is recorded as a charge against the allowance for loan losses. Subsequent declines in estimated fair value are recorded as expense. When the property is subsequently sold, any shortfall to the recorded value is recognized as loss on sale. During 2002, Heartland recorded write-downs and losses on the sale of several parcels of other real estate.

Loan collection, repossession and other real estate expense was $314 for 2003 and $213 for 2002. The increase is primarily due to the payment of $105 for real estate taxes owed on the property securing one large commercial loan during 2003.

The remaining expenses of $829 for the year ended December 31, 2003 and $825 for the year ended December 31, 2002, relate to various other items such as printing, supplies, advertising, loan expenses, postage, insurance and training.

Heartland recorded income tax expense of $176 for 2003 compared to income tax benefit of $837 in 2002. The effective tax rate for 2003 was 29.83%, compared to (40.8) %, in 2002. The change in the effective tax rate is primarily due to the net loss before taxes in 2002 and secondarily due to the increased average balance and related interest income on non-taxable securities and income from the increase in cash surrender value of life insurance.


LENDING ACTIVITIES

The following table sets forth information concerning the composition of the Bank's loan portfolio in dollar amounts stated in thousands and percentages of loans at December 31.

                                     2003                  2002
                                       Percent of            Percent of
                              Amount   Gross loans   Amount  Gross loans
                              ------   -----------   ------  -----------
TYPE OF LOAN
Commercial loans and leases  $ 64,799      57.06%  $  66,861      55.76%
Real estate construction and
 land development              10,748       9.47      12,489      10.41
Residential mortgages
 (1-4 family homes)            24,668      21.72      23,952      19.97
Consumer                       13,341      11.75      16,618      13.86
                             --------   --------   ---------   --------
Gross loans                  $113,556     100.00%  $ 119,920     100.00%
                             ========   ========   =========   ========




Note: Dollar amounts in thousands, except per share data.
                                                                              7.

Generally, declines in loan totals from December 31, 2002 to December 31, 2003 were a result of principal repayments by borrowers and loan charge-offs. The
Bank was required during 2002 and 2003 to reduce certain types of loans by agreement with its regulatory agencies. See "Capital Adequacy". During 2002, Heartland implemented lending practices more stringent than previously in place. Heartland also implemented more aggressive collection practices. The new lending and collection practices combined to effectively limit new loan production and to accelerate repayment of some existing loans in 2002 and 2003 and may continue to have a similar effect on loan totals in the foreseeable future.

COMMERCIAL LENDING. Commercial loans include loans secured by commercial real estate; and loans for business purchases, operations, inventory and lines of credit. At December 31, 2003, commercial loans totaled $64,799 or 57.06% of the Bank's total loan portfolio. Commercial loans totaled $66,861 or 55.76% of the Bank's loan portfolio at December 31, 2002. The decline in the dollar amount of commercial loans outstanding during 2003 was due in part to compliance with the May 2002 Order. See Note 13 to Heartland's consolidated financial statements for a discussion of the May 2002 Order.

REAL ESTATE CONSTRUCTION AND LAND DEVELOPMENT LOANS. Real estate construction and land development loans are secured by real estate and include commercial and residential construction loans and loans to develop land. At December 31, 2003, real estate construction and land development loans totaled $10,748 or 9.46% of the Bank's total loan portfolio compared to $12,489 or 10.41% of the bank's total loan portfolio at December 31, 2002. The Bank was required during 2002 to reduce these types of loans by agreement with its regulatory agencies.

RESIDENTIAL MORTGAGE LOANS. Residential mortgage loans are predominantly secured by single-family homes. To reduce its exposure to changes in interest rates, the Bank currently originates adjustable rate first mortgage loans ("ARMs"), second mortgage loans and home equity lines of credit, also with adjustable rates. The Bank also occasionally originates and retains fixed rate mortgages. At December 31, 2003 the Bank's fixed rate residential mortgage loans totaled $1,831 compared to $493 at December 31, 2002. At December 31, 2003, the Bank's residential mortgage loans totaled $24,668 or 21.72% of the Bank's total loan portfolio compared to $23,952 or 19.97% of the Bank's total loans at December 31, 2002.

The Bank also originates fixed rate mortgages and sells them, servicing released, to various investors. At year-end 2003, the Bank held $2,058 of such loans that had been closed and were in the process of being delivered to secondary market buyers.

CONSUMER LENDING. The Bank makes various types of consumer loans including loans to depositors secured by pledges of their deposit accounts, new and used automobile loans, and secured and unsecured personal loans. At December 31, 2003 the Bank's consumer loans totaled approximately $13,341 or 11.75% of the Bank's total loan portfolio compared to $16,618 or 13.86% of the Bank's total loans at December 31, 2002.


NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Nonperforming assets consist of nonperforming loans, real estate owned (acquired in foreclosure), and other repossessed assets. Nonperforming loans include non-accrual loans and accruing loans that are contractually past due 90 days or more as to interest or principal payments. Non-accrual loans include loans on which interest recognition has been suspended because they are 90 days past due as to interest or principal and loans where there is a question about the Bank's ability to collect all principal and interest. Nonperforming assets totaled $4,455 and $6,426 at December 31, 2003 and 2002. At December 31, 2003, there were no outstanding balances of restructured loans.

Note: Dollar amounts in thousands, except per share data.
                                                                              8.

The provision for loan losses is calculated as the amount needed in order to maintain the balance in the allowance for loan losses at the level estimated by the calculation of allocated allowance. During the year ended December 31, 2003, the provision for loan losses was $692 compared to $3,150 in 2002. Provision for loan losses recorded in 2003 was lower than 2002 primarily due to lower net charge-offs and declines in total loans and non-performing loans. During 2003, Heartland recorded $889 of net charge-offs compared to $3,052 in 2002. Total loans declined by $6,364 and non-performing loans declined by $2,610 during 2003.

Provision expense was lower than net-charge-offs in 2003 due to specific allocation of allowance at December 31, 2002 for charge-offs recorded in 2003, declines in allowance for loan losses allocated to groups of loans, changes in the amount of allowance allocated to specific loans and changes in management's risk grades assigned to loans, which are derived from the borrowers' ability to repay, collateral values, economic conditions and other factors. Such allocations declined primarily due to declines in total loan balances and non-performing loan balances during 2003.

Changes to the allocation factors used for groups of loans for which allowance is allocated by loan type and risk grade did not cause a material change in the actual dollar amount of allowance allocated to those loans.

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

The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, generally based on our analysis of the collateral securing those loans. Specific allocations totaled $1,768 at December 31, 2003 compared to $1,895 at December 31, 2002. The decline is due to $444 of charge-offs, $182 reduction based on decline in balances and improvements in expected repayments of related loans, partially offset by $499 increases in allocations due to increases in balances and deteriorations in expected repayment of certain loans. Portions of the allowance are allocated to pools of loans, based upon a variety of factors including industry loss averages for similarly sized institutions, our own loss history, trends in delinquent and non-performing loans, and economic trends affecting our market. These components are added together and compared to the balance of our allowance at the evaluation date. Total allocation to pools of loans was $1,603 at December 31, 2002 and was $1,534 at December 31, 2003. The decline is due to $659 in charge-offs, $62 due to reduction of balances, partially offset by $652 additional allocation due to declines in internal evaluation of repayment ability of loans within the pools and general economic considerations.

At December 31, 2003 the balance of the allowance for loan losses was $3,301 or 2.91% of gross loans outstanding, compared to $3,498 or 2.92% of gross loans outstanding at December 31, 2002.


Note: Dollar amounts in thousands, except per share data.
                                                                              9.

DEPOSIT ACTIVITIES

The Bank offers several types of deposit programs designed to attract both short-term and long-term savings by providing an assortment of accounts and rates. The Bank also obtains time deposits on a bid basis from customers or potential customers wishing to deposit amounts of at least $100. Total deposits were $137,506 at December 31, 2003 compared to $148,399 at December 31, 2002. The bank attempts to manage the total balances of certificates of deposit outstanding in conjunction with the changes in balances of loans outstanding. Due to the decline in loan balances outstanding during 2003, the Bank offered interest rates on interest bearing time deposits that were typically below market competition, which allowed balances of such deposits to decline. However, in order to limit the continued outflow of interest bearing time deposits, the Bank occasionally offered interest rates at or above competitive rates on maturing time deposits in 2003. While time deposits totaling $54,407 were outstanding at December 31, 2002 and scheduled to mature in 2003, time deposits declined by only $18,694 during 2003. This practice was not detrimental to earnings in 2003 because the renewal rates, although higher than current market rates in existence at the time of maturity, were lower than the original rates on the maturing deposits.

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


BANK Liquidity and Interest Rate Sensitivity

Liquidity is a measure of the Bank's ability to meet its customers' present and future deposit withdrawals and/or increased loan demand without unduly penalizing earnings. Interest rate sensitivity involves the relationship between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate movements on the Bank's net interest income. The Bank manages both its liquidity and interest sensitivity through a coordinated asset/liability management program directed by the Asset Liability Committee. Due to the additional potential liquidity risks associated with public knowledge of the May 2002 Order, the Bank utilizes a liquidity plan that includes heightened liquidity ratios to be maintained and procedures for daily monitoring of liquidity needs, trends and changes in deposits.

Liquidity is provided by projecting loan demand and other financial needs and then maintaining sufficient funding sources and assets readily convertible into cash to meet these requirements. The Bank has provided for its liquidity needs by maintaining adequate balances in money market assets, through maturing loans and investments in its securities portfolio and by maintaining various short-term borrowing sources. At December 31, 2003, the Bank had $35,108 or 20.9% of total assets in securities available-for-sale, of which $16,689 were pledged to secure borrowings and for other purposes. The Bank also had $8,081 or 4.8% of total assets in cash and cash equivalents and an additional $2,000 available from unused federal funds purchased agreements with two large commercial banks. The Bank also has the ability to borrow from the Federal Home Loan Bank of Indianapolis with various repayment terms ranging from 1 day to 15 years. Such borrowings are secured by investment securities.


Note: Dollar amounts in thousands, except per share data.
                                                                             10.

Liquidity needs primarily arise from the need to fund loan growth and the need to meet the withdrawal needs of depositors. During the year ended December 31, 2003, loans declined throughout the year and provided cash inflows. The cash provided was used to increase securities available for sale and cash surrender value of life insurance and to fund declines in deposits. Life insurance policies held by the Bank are considered investments by the bank as alternatives to loans or securities available for sale, and were purchased with the intent to provide tax free income to the Bank. The Bank is the owner and beneficiary of the policies. The amount recorded as an asset is the net cash surrender value and income on the policies is added to the value of the policy. During 2003 an additional $1,533 was invested in life insurance policies. Total assets were not increased and total cash was not decreased by the purchases. The funds used to purchase the policies would have been used to purchase available for sale securities. Therefore, the capital position of the Bank is not significantly impacted. The policies may be liquidated at any time and therefore do not significantly impact liquidity. The policies are managed by the president and chief financial officer with oversight from the Bank's asset liability committee. Management monitors the published ratings and financial performance of the policy issuers to verify ability to pay potential claims. The total income recorded from life insurance policies held in 2003 was $105 compared to $30 in 2002.

Management is not aware of any trends or any know demands, commitments events or uncertainties that may materially affect liquidity during 2004 or the foreseeable future. Management believes that expected deposit growth, maturing investment securities and unused borrowing sources will be adequate to meet the liquidity needs for the foreseeable future.

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

The most restrictive capital adequacy requirement in place during 2003 and 2002 was from an agreement with the Bank's regulators. Effective May 11, 2002, with the consent of the Bank, the FDIC and DFI entered a formal order under federal and state banking laws, under which the Bank and its Directors were required to take a number of affirmative steps to address regulatory concerns, including but not limited to, maintaining the Bank's ratio of Tier 1 capital to assets at 8% or above; committing not to declare or pay dividends to the Corporation that would result in the Bank's violation of the required capital ratio; limiting growth in total assets to no more than three percent in any three month period without advance approval by the regulators, or more than 12% annually; adopting and implementing plans to resolve certain criticized assets; eliminating or restricting future lending to borrowers whose loans have been criticized by the regulators; and adopting and implementing plans to reduce the volume of the Bank's acquisition, development and construction loans, commercial real-estate loans and high loan-to-value loans, as defined by FDIC Regulation Part 365, in relation to its capital. See note 13 to the consolidated financial statements.



Note: Dollar amounts in thousands, except per share data.
                                                                             11.

On February 23, 2004, the Bank received written notification from the FDIC and the DFI indicating that the Bank would be released from the May 2002 Order subject to the stipulation that the Bank continue to maintain a Tier 1 capital to assets ratio at 8% or above; to limit growth in total assets to no more than three percent per quarter without regulatory approval and to maintain the levels of acquisition, development and construction loans at or below 125% of Tier 1 capital and commercial real-estate loans at or below 250% of Tier 1 capital. As of February 23, 2004, the Bank's Tier 1 capital ratio was 9.49%, total assets had declined to $166,178, acquisition, development and construction loans totaled 61.75% of Tier 1 capital and commercial real-estate loans totaled 203.51% of Tier 1 capital. On February 23, 2004 the Bank's board of directors adopted a resolution accepting the stipulations as presented by the FDIC and DFI and notified the FDIC and DFI of the resolution and intent to abide by the stipulations.

Heartland and the Bank intend to maintain the required capital levels by accumulating additional retained earnings and restricting growth in total assets. Management is not aware of any material trends in capital resources. Additionally, there are no expected material changes in the mix and relative cost of capital resources of Heartland or the Bank.


PARENT COMPANY LIQUIDITY

Liquidity management for Heartland, the parent company of the Bank, centers on the ability of Heartland to meet its obligations to the holders of the $5,155 subordinated debentures (also referred to as the "trust preferred securities"). Heartland's parent-company liquidity and capital resources are restricted by resolutions adopted by its Board of Directors at the request of the Federal Reserve Bank of Chicago pursuant to its supervisory authority under the Bank Holding Company Act. These resolutions prohibit Heartland from incurring debt, paying dividends to Heartland's shareholders, purchasing Heartland's outstanding common stock, or paying interest on the trust preferred securities, without approval of the Reserve Bank.

Heartland expects to rely upon liquid assets of the parent company as its short-term source of funds to meet its obligations with respect to the trust preferred securities, and to rely upon dividends from the Bank as the primary long-term source of funds to meet such obligations. At December 31, 2003, Heartland had sufficient liquid assets at the parent-company level to pay the interest payable on the trust preferred securities during 2004, and Heartland may elect to defer the payment of interest on such securities for certain periods of time in any event. Heartland therefore does not expect that the maintenance requirements with respect to the Bank's capital ratio and related Bank dividend limitations that are included in the stipulations of the May 2002 Order or Board resolutions will be material to parent-company liquidity during 2004.

Heartland had approximately $1,717 of parent-company cash that would have been available at December 31, 2003, for the payment of interest and other obligations on the subordinated debentures.

In addition, at December 31, 2003 the Bank's Tier 1 capital to total assets ratio was 8.91% (% using average assets) and it could have paid dividends of $1,582 without violating the capital ratio maintenance provisions of the regulatory order that is discussed under the "Capital Adequacy" caption above.


Note: Dollar amounts in thousands, except per share data.
                                                                             12.

CRITICAL ACCOUNTING POLICIES

The financial condition and results of operations for Heartland presented in Consolidated Financial Statements, accompanying notes to the Consolidated Financial Statements, selected financial data appearing elsewhere within this report, and are to a large degree, dependent upon Heartland's accounting policies. The selection of and application of these policies involve estimates, judgments and uncertainties that are subject to change. Included within the summary of significant accounting policies disclosed in Note 1 of the Notes to Consolidated Financial Statements are accounting policies that management feels are critical to the fair presentation of the consolidated financial statements. The critical accounting policies and estimates that Heartland has determined to be the most susceptible to change in the near term relate to the determination of the allowance for loan losses. Any significant deviation from Heartland's existing accounting on any or all of these areas could impact the future financial performance of Heartland.

Allowance for Loan Losses
-------------------------

Heartland maintains an allowance for loan losses to cover probable incurred credit losses at the balance sheet date. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. A provision for loan losses is charged to operations based on management's periodic evaluation of the necessary allowance balance. Evaluations are conducted at least quarterly and more often if deemed necessary. The ultimate recovery of all loans is susceptible to future market factors beyond Heartland's control.

Heartland has an established process to determine the adequacy of the allowance for loan losses. The determination of the allowance is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on other classified loans and pools of homogeneous loans, and consideration of past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors, all of which may be susceptible to significant change. The allowance consists of two components of allocations, specific and general. These two components represent the total allowance for loan losses deemed adequate to cover losses inherent in the loan portfolio. Additional detailed explanation of the allowance for loan losses is found under the header "NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES" above.

Due to the imprecise nature of estimating the allowance for loan losses, Heartland's allowance for loan losses includes a minor unallocated component. The unallocated component of the allowance for loan losses incorporates Heartland's judgmental determination of inherent losses that may not be fully reflected in other allocations, including factors such as economic uncertainties, lending staff quality, industry trends impacting specific portfolio segments, and broad portfolio quality trends. Therefore, the ratio of allocated to unallocated components within the total allowance may fluctuate from period to period.


OFF BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. For more detail on these arrangements, see Note 14 of the Notes to Consolidated Financial Statements.




Note: Dollar amounts in thousands, except per share data.
                                                                             13.

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


COMMON STOCK

Heartland had 1,394,172 shares of Common Stock issued and outstanding to approximately 1,200 shareholders (including beneficial owners who held their shares in street name) on March 22, 2004. The number of shareholders of record was 302 on March 22, 2004 and 307 at December 31, 2003 and January 1, 2004.

The Common Stock has been quoted on the NASD Over-the-Counter Bulletin Board under the symbol HRTB since October 3, 1997. The following table sets forth the reported high and low bid prices of the Common Stock for the quarters indicated as reported on the NASD Over-the-Counter Bulletin Board.

                            High               Low
                            ----               ---
            ......
First Quarter 2002          $8.65             $7.80
Second Quarter 2002          9.65              8.45
Third Quarter 2002           9.50              7.50
Fourth Quarter 2002          8.30              7.51
First Quarter 2003           8.94              7.91
Second Quarter 2003          9.58              8.00
Third Quarter 2003          10.00              8.95
Fourth Quarter 2003         10.94              9.80

The prices quoted above represent prices between dealers and do not include adjustments for mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

Heartland has not paid cash dividends since its inception and does not anticipate doing so in the foreseeable future.





                                                                             14.

FINANCIAL STATEMENTS

The items listed below are presented on the following pages for your review in conjunction with the foregoing discussion:

o  Report of Independent Auditors on consolidated financial statements.

o  Consolidated Balance Sheets at December 31, 2003 and 2002.

o  Consolidated    Statements   of   Operations   for   the   years   ended
   December 31, 2003 and 2002.

o Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003 and 2002.

o Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002.

o  Notes to consolidated financial statements.



                                                                             15.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Heartland Bancshares, Inc.
Franklin, Indiana


We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland
Bancshares, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.





                                          Crowe Chizek and Company LLC

Indianapolis, Indiana
March 3, 2004



                                                                             16.

                           HEARTLAND BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2003 and 2002
                          (Dollar amounts in thousands)

------------------------------------------------------------------------------

                                                             2003        2002
                                                             ----        ----
ASSETS
Cash and due from banks                                    $  8,081   $ 10,198
Federal funds sold                                            2,636     15,034
                                                           --------   --------
      Total cash and cash equivalents                        10,717     25,232

Time deposits with other financial institutions                 500        500
Securities available-for-sale                                35,108     19,566
Loans held for sale                                           2,058      7,156
Loans, net of allowance of $3,301 and $3,498                110,255    116,422
Premises and equipment, net                                   2,509      2,673
Federal Home Loan Bank stock                                    638        608
Cash surrender value of life insurance                        2,384        960
Accrued interest receivable and other assets                  3,760      3,695
                                                           --------   --------

                                                           $167,929   $176,812
                                                           ========   ========


LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Noninterest-bearing deposits                            $ 19,343   $ 18,542
   Interest-bearing demand and savings deposits              67,408     60,408
   Interest-bearing time deposits                            50,755     69,449
                                                           --------   --------
      Total deposits                                        137,506    148,399
   Repurchase agreements                                      7,812      6,251
   Federal Home Loan Bank advances                            4,000      4,000
   Subordinated debentures                                    5,155      5,155
   Accrued interest payable and other liabilities               904        807
                                                           --------   --------
      Total liabilities                                     155,377    164,612

Shareholders' equity
   Common stock, no par value:  10,000,000 shares
     authorized; 1,394,172 shares issued and outstanding      1,394      1,394
   Additional paid-in capital                                11,360     11,360
   Accumulated deficit                                         (441)      (855)
   Accumulated other comprehensive income                       239        301
                                                           --------   --------
                                                             12,552     12,200
                                                           --------   --------
                                                           $167,929   $176,812
                                                           ========   ========


------------------------------------------------------------------------------

                           See accompanying notes.
                                                                             17.

                           HEARTLAND BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
            Years ended December 31, 2003 and 2002 (Dollar amounts in
                        thousands, except per share data)

------------------------------------------------------------------------------

                                                             2003        2002
                                                             ----        ----
Interest income
   Loans, including related fees                           $  8,091    $ 9,654
   Securities:
      Taxable                                                   868        965
      Non-taxable                                               124        123
   Short-term investments                                       147        230
                                                           --------    -------
                                                              9,230     10,972

Interest expense
   Deposits                                                   2,351      3,671
   Short-term borrowings                                         26         74
   Other borrowings                                             381        462
                                                           --------    -------
                                                              2,758      4,207
                                                           --------    -------
Net interest income                                           6,472      6,765

Provision for loan losses                                       692      3,150
                                                           --------    -------

Net interest income after provision for loan losses           5,780      3,615

Noninterest income
   Deposit service charges and fees                             634        600
   Commissions on investment sales                              367        389
   Gain on sale of securities                                     1         57
   Gain on sale of loans, net                                 1,009        712
   Other                                                        211        186
                                                           --------    -------
                                                              2,222      1,944

Noninterest expense
   Salaries and employee benefits                             4,306      3,948
   Occupancy and equipment, net                                 695        680
   Data processing                                              708        817
   FDIC insurance                                               124        227
   Professional fees                                            425        374
   Loss on sale and write-down of other real estate              11        525
   Loan collection, repossession and other real
    estate expense                                              314        213
   Other                                                        829        825
                                                           --------    -------
                                                              7,412      7,609
                                                           --------    -------
Income/(loss) before income taxes                               590     (2,050)

Income taxes                                                    176       (837)
                                                           --------    -------

Net income/(loss)                                          $    414    $(1,213)
                                                           ========    =======

Basic and diluted earnings/(loss) per share                $    .30    $  (.87)
                                                           ========    =======


------------------------------------------------------------------------------

                           See accompanying notes.
                                                                             18.

                           HEARTLAND BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
            Years ended December 31, 2003 and 2002 (Dollar amounts in
                        thousands, except per share data)

------------------------------------------------------------------------------


                                            Retained    Accumulated
                                Additional  Earnings/      Other       Total
                         Common Paid-in (Accumulated Comprehensive Shareholders'
                          Stock   Capital   Deficit)      Income      Equity
                          -----   -------   --------      ------      ------

Balance January 1, 2002   $1,394    $ 11,360    $  358      $  151     $13,263

Comprehensive income/(loss)
   Net loss for 2002                            (1,213)                 (1,213)
   Change in unrealized
     gain/(loss) on securities
     available for sale, net                                   150         150
                                                                        ------
Total comprehensive
  income/(loss)                                                         (1,063)
                           -----      ------      ----         ---      ------
Balance December 31, 2002  1,394      11,360      (855)        301      12,200

Comprehensive income/(loss)
   Net income for 2003                             414                     414
   Change in unrealized
     gain/(loss) on securities
     available for sale, net                                   (62)        (62)
                                                                        ------
Total comprehensive
  income/(loss)                                                            352
                           -----    --------    ------      ------      ------
Balance December 31, 2003 $1,394    $ 11,360    $ (441)     $  239     $12,552
                          ======    ========    ======      ======     =======


------------------------------------------------------------------------------

                           See accompanying notes.
                                                                             19.

                           HEARTLAND BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2003 and 2002
                          (Dollar amounts in thousands)

------------------------------------------------------------------------------
                                                             2003        2002
                                                             ----        ----
Cash flows from operating activities
   Net income/(loss)                                       $    414   $ (1,213)
   Adjustments to reconcile net income/(loss) to net
     cash from operating activities
      Depreciation and amortization                             572        316
      Gain on sale of securities, net                            (1)       (57)
      Loss on sale and write-down of other real estate           11        525
      Provision for loan losses                                 692      3,150
      FHLB stock dividends                                      (30)         -
      Gain on sales of loans, net                            (1,009)      (712)
      Loans originated for sale                             (64,716)   (50,404)
      Proceeds from loans sold                               70,823     48,557
      Increase in cash surrender value of life insurance       (105)       (30)
      Change in assets and liabilities:
         Accrued interest receivable and other assets           581       (435)
         Accrued interest payable and other liabilities         130         98
                                                            -------    -------
            Net cash from operating activities                7,362       (205)

Cash flows from investing activities
   Purchase of securities available-for-sale                (41,756)   (17,164)
   Proceeds from sales, calls and maturities of securities
     available-for-sale                                      25,835     15,514
   Loans made to customers, net of payments collected         2,798     21,585
   Purchase of FHLB stock                                         -        (96)
   Proceeds from sale of other real estate                    1,987      1,106
   Purchases of bank owned life insurance                    (1,533)         -
   Redemption of bank owned life insurance                      214          -
   Net purchases of property and equipment                      (90)      (120)
                                                           --------   --------
      Net cash from investing activities                    (12,545)    20,825

Cash flows from financing activities
   Net change in deposit accounts                           (10,893)   (12,592)
   Net change in repurchase agreements                        1,561        697
   Draws on FHLB advances                                     3,000          -
   Repayments on FHLB advances                               (3,000)         -
                                                           --------   --------
      Net cash from financing activities                     (9,332)   (11,895)
                                                           --------   --------

Net change in cash and cash equivalents                     (14,515)     8,725

Cash and cash equivalents at beginning of period             25,232     16,507
                                                           --------   --------

Cash and cash equivalents at end of period                 $ 10,717   $ 25,232
                                                           ========   ========

Supplemental  disclosures of cash flow  information  Cash paid during the period for:
      Interest                                             $  2,817   $  4,290
      Income taxes                                             (393)        92
Supplemental disclosure of non-cash activities:
   Transfer from loans to other real estate                $  2,677   $  2,079


------------------------------------------------------------------------------

                           See accompanying notes.
                                                                             20.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: The consolidated financial statements include the accounts of Heartland Bancshares, Inc. (Corporation) and its wholly-owned subsidiary, Heartland Community Bank (Bank), after elimination of significant intercompany transactions and accounts. As further discussed in Note 8, a trust that had previously been consolidated with the Corporation is now reported separately.

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

Loans Held For Sale: Loans held for sale are mortgage loans closed by the Bank and in the process of being delivered to loan brokers. These loans are carried at the lower of cost or market, on an aggregate basis.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.


------------------------------------------------------------------------------

                                 (Continued)
                                                                             21.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

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

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized over the estimated useful lives of the assets, principally on the straight-line method. Estimated useful lives range from 3 years to 40 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.



------------------------------------------------------------------------------

                                 (Continued)
                                                                             22.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized, and was carried at $2,384 and $960 at December 31, 2003 and 2002 and shown in other assets.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

                                                       2003         2002
                                                       ----         ----

Net income/(loss) as reported                        $      414   $  (1,213)
Deduct:  Stock-based compensation expense
  determined under fair value based method                   65          17
                                                     ----------   ---------
Pro forma net income/(loss)                          $      349   $  (1,230)
                                                     ==========   =========

Basic and diluted earnings/(loss) per share
  as reported                                        $      .30   $   (.87)
Pro forma basic and diluted earnings/(loss)
  per share                                                 .25       (.88)

The pro forma effects are computed using an option pricing model, using the following weighted-average assumptions as of grant date.

                                                       2003            2002
                                                       ----            ----

   Risk-free interest rate                               3.12%          3.55%
   Expected option life                                   6.0 years    5.0 years
   Expected stock price volatility                      12.58%         13.37%
   Dividend yield                                        0.00%          0.00%


------------------------------------------------------------------------------

                                 (Continued)
                                                                             23.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees in accordance with FASB Interpretation Number 45, are not significant.

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

------------------------------------------------------------------------------

                                 (Continued)
                                                                             24.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting: Internal financial information is primarily reported and aggregated in one line of business, banking.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 143, Accounting for Asset Retirement Obligations, FASB Statement 145, Rescission of FAS Statement 4, 44 and 64, Amendment of FAS Statement 13, and Technical Corrections, FASB Statement 146, Accounting for Costs Associated with Exit or Disposal Activities, FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits and FASB Interpretation 45, Guarantor's
Accounting and Disclosure Requirements for Guarantees. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

The Corporation also adopted FASB Interpretation 46, Consolidation of Variable Interest Entities. Interpretation 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights. See Note 8 for details on the impact of this Interpretation.

Newly Issued But Not Yet Effective Accounting Standards: No new accounting standards have been issued that are not yet effective that would have a material impact on the Corporation's financial condition or results of operations.





------------------------------------------------------------------------------

                                 (Continued)
                                                                             25.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------


NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gains and losses recognized in other comprehensive income/loss were as follows:
                                                           Gross      Gross
                                                 Fair   Unrealized Unrealized
                                                 Value     Gains     Losses
                                                 -----     -----     ------
2003
   U.S. Government and government
     sponsored entities                        $17,417   $     93   $   (47)
   Obligations of states and political
     subdivisions                                4,499        143         -
   Mortgage backed securities                   12,076        148       (29)
   Corporate obligations                         1,116         84         -
                                               -------   --------   -------
                                               $35,108   $    468   $   (76)
                                               =======   ========   =======


2002
   U.S. Government and government
     sponsored entities                        $ 7,937   $    104   $     -
   Obligations of states and political
     subdivisions                                2,709        119         -
   Mortgage backed securities                    7,826        212        (2)
   Corporate obligations                         1,094         54         -
                                               -------   --------   -------
                                               $19,566   $    489   $    (2)
                                               =======   ========   =======

During 2003 and 2002, gross proceeds from sales of securities were $2,002 and $3,035. Recognized gains were $1 and $57. There were no recognized losses.

The fair value of securities at December 31, 2003, by contractual maturity, is shown below.

   Due in one year or less                                         $  2,022
   Due after one year through five years                             17,904
   Due after five years through ten years                             1,905
   Due after ten years                                                1,201
   Mortgage backed securities                                        12,076
                                                                   --------

                                                                   $ 35,108

Securities with a carrying value of $16,689 and $15,900 at December 31, 2003 and 2002 were pledged to secure borrowings and for other purposes.


------------------------------------------------------------------------------

                                 (Continued)
                                                                             26.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

Securities with unrealized losses at year end 2003 not recognized in income presented by length of time in an unrealized loss position are as follows:

                           Less than 12 Months   12 Months or More       Total
                           -------------------   -----------------       -----
                             Fair   Unrealized  Fair Unrealized  Fair Unrealized
Description of Securities    Value    Loss       Value  Loss        Value   Loss
-------------------------    -----    ----       -----  ----        -----   ----

US Government and
  government sponsored
   entities                $2,977  $ (47)       $   -    $   -    $2,977  $ (47)
Mortgage backed securities  2,890    (29)           -        -     2,890    (29)
                           ------  -----      -------    -----    ------   -----
Total temporarily impaired $5,867 $  (76)     $     -    $   -    $5,867  $ (76)


Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market rates change.


NOTE 3 - LOANS

Loans at year end are comprised of the following:

                                                          2003        2002
                                                          ----        ----

   Commercial loans and leases                          $ 64,799   $ 66,861
   Real estate construction and land development          10,748     12,489
   Residential real estate                                24,668     23,952
   Consumer                                               13,341     16,618
                                                        --------   --------
      Subtotal                                           113,556    119,920
   Less:  Allowance for loan losses                       (3,301)    (3,498)
                                                        --------   --------

                                                        $110,255   $116,422
                                                        ========   ========

Certain of the Corporation's officers and directors were loan customers of the Bank. The balance of loans outstanding to these individuals was $973 and $1,880 at December 31, 2003 and 2002. New loans originated and advances on existing loans during 2003 were $1,184 and repayments were $2,091.


------------------------------------------------------------------------------

                                 (Continued)
                                                                             27.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is as follows:
                                                          2003        2002
                                                          ----        ----

   Beginning balance                                    $  3,498   $  3,400
   Provision charged to operations                           692      3,150
   Loans charged-off                                      (1,103)    (3,702)
   Recoveries on loans previously charged-off                214        650
                                                        --------   --------

   Ending balance                                       $  3,301   $  3,498
                                                        ========   ========

Information about impaired loans is as follows:
                                                          2003        2002
                                                          ----        ----
   Year-end loans with no allowance
     for loan losses allocated                          $      -   $      -
   Year-end loans with allowance for
     loan losses allocated                                 1,945      4,689
   Amount of the allowance allocated                         437        812
   Average of impaired loans during the year               3,765      4,239
   Interest income recognized during impairment                -          -
   Cash-basis interest income received during impairment       -          -
   Non-performing loans:
      Loans on non accrual status at year end              3,023      4,857
      Loans delinquent greater than 90 days
        and still accruing at year end                         -        776

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.


NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:
                                                          2003        2002
                                                          ----        ----

   Land                                                 $    205   $    205
   Buildings and improvements                              1,793      1,793
   Leasehold improvements                                    312        312
   Furniture and equipment                                 1,358      1,332
                                                        --------   --------
      Total                                                3,668      3,642
   Accumulated depreciation                               (1,159)      (969)
                                                        --------   --------

      Premises and equipment, net                       $  2,509   $  2,673
                                                        ========   ========

Depreciation expense was $254 and $300 for 2003 and 2002.


------------------------------------------------------------------------------

                                 (Continued)
                                                                             28.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 6 - DEPOSITS

Interest-bearing time deposits issued in denominations of $100 or greater totaled $14,157 and $26,418 at December 31, 2003 and 2002.

Scheduled maturities of time deposits for the next five years are as follows:

               2004                                     $ 27,815
               2005                                       17,297
               2006                                        2,840
               2007                                        2,112
               2008                                          691
               Thereafter                                      -
                                                        --------
                                                        $ 50,755
                                                        ========

Time deposits from governmental and other public entities such as school corporations and hospitals in the Bank's market area totaled $2,536 at December 31, 2003 and $2,418 at December 31, 2002.

Certain of the Corporation's officers and directors were deposit customers of the Bank. The balance of deposits with these individuals was $2,110 and $11,481 at December 31, 2003 and 2002.


NOTE 7 - REPURCHASE AGREEMENTS AND FHLB ADVANCES

Securities sold under agreements to repurchase are secured by pledged securities with a carrying amount of $8,787 and $9,212 at year-end 2003 and 2002. Securities sold under agreements to repurchase are financing arrangements that have daily maturities and variable interest rates.

Information concerning securities sold under agreements to repurchase is summarized as follows:
                                                           2003       2002
                                                           ----       ----

   Average daily balance during the year                 $  4,194   $ 4,855
   Average interest rate during the year                     0.62%     1.52%
   Maximum month-end balance during the year             $  7,812   $ 7,364
   Weighted average interest rate at year end                0.60%      .75%

Federal Home Loan Bank (FHLB) advances are payable at maturity, generally with a prepayment penalty. They are collateralized by pledged securities with a carrying amount of $5,136 and interest bearing deposits of $1,505 at December 31, 2003. Interest is payable monthly.


------------------------------------------------------------------------------

                                 (Continued)
                                                                             29.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------



NOTE 7 - REPURCHASE AGREEMENTS AND FHLB ADVANCES (Continued)

FHLB advances are comprised of the following individual advances at December 31:

              Maturity date   Interest Rate       2003       2002
              -------------   -------------       ----       ----

               July 14, 2004      1.49%         $  2,000   $     -
               December 29, 2005  2.36             1,000         -
               November 1, 2004   3.68             1,000     1,000
               July 14, 2003      4.66                 -     2,000
               October 30, 2003   3.08                 -     1,000
                                                --------   -------
                                                $  4,000   $ 4,000
                                                ========   =======


NOTE 8 - SUBORDINATED DEBENTURES AND TRUST PREFERRED SECURITIES

On December 18, 2001, a trust formed by the Corporation issued $5,000 of floating rate trust preferred securities as part of a pooled offering of such securities. The Corporation issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. Issuance costs of $156 paid from the proceeds are being amortized over the first five years of the securities. Distributions on the securities are payable quarterly in arrears at the annual rate of LIBOR plus 3.60%. The rate cannot exceed 12.50%.

The Trust Preferred Securities, which mature December 18, 2031, are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. The subordinated debentures are redeemable prior to the maturity date at the option of the Corporation on or after December 18, 2006. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Corporation has the option to defer distributions on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters.


------------------------------------------------------------------------------

                                 (Continued)
                                                                             30.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 8 - SUBORDINATED DEBENTURES AND TRUST PREFERRED SECURITIES (Continued)

Prior to 2003, the trust was consolidated in the Corporation's financial statements, with the trust preferred securities issued by the trust reported in liabilities as "guaranteed preferred beneficial interests" and the subordinated debentures eliminated in consolidation. Under new accounting guidance, FASB Interpretation No. 46, as revised in December 2003, the trust is no longer consolidated with the Corporation. Accordingly, the Corporation does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Corporation and held by the trust, as these are no longer eliminated in consolidation. Accordingly, the amounts previously reported as "guaranteed preferred beneficial interests" in liabilities have been recaptioned "subordinated debentures" and continue to be presented in liabilities on the balance sheet for all periods presented. The effect of no longer consolidating the trust does not significantly affect financial statement classifications, and does not change the Corporation's equity or net income.


NOTE 9 - EMPLOYEE BENEFIT PLANS

A 401(k) retirement savings plan is maintained for the benefit of eligible employees. The Plan requires employees to be 21 years of age before entering the Plan. Employee contributions are limited to a maximum of 15% of their salary. The Plan provides for a 50% matching of the first 6% of employee salary contributions and allows for an annual discretionary contribution. Participants are fully vested in salary deferral contributions. Employer matching contributions vest at a rate of 20% per year of employment and are fully vested after the completion of 5 years of service with the Bank after entering the plan. The 401(k) contribution charged to expense was $79 and $65 for 2003 and 2002.


NOTE 10 - STOCK OPTION PLANS

At December 31, 2003, the Corporation maintained three stock option plans: an employee plan (under which options may be granted through 2007), a non-employee director plan (under which options may be granted through January 2008) and a non-employee director plan (under which no new options may be granted after September, 2003). Under the terms of these plans, options for up to 305,780 shares of the Corporation's common stock may be granted to employees and directors of the Corporation and its subsidiaries with 28,804 shares still available for grant at December 31, 2003. The exercise price of options granted to employees under the employee plan is determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.



------------------------------------------------------------------------------

                                 (Continued)
                                                                             31.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 10 - STOCK OPTION PLANS (Continued)

Employee options are immediately exercisable with respect to 20 percent of the shares covered by the option and vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire ten years after date of grant.

Non-employee director options issued under the expired non-employee director plan provided for a vesting schedule, and the holders of all options granted under that plan that were outstanding at December 31, 2003, have satisfied that vesting schedule and all of such options are now exercisable in full.

Non-employee director options issued under the currently active non-employee director plan are immediately exercisable.

The option plans provide usual and customary provisions providing for the adjustment of the exercise price and number and type of shares subject to grants under the plans in the event of certain corporate events, and the acceleration of the rights of an optionee to exercise unvested stock options in certain events.

A summary of the Corporation's stock option activity, and related information follows:

                                       2 0 0 3                 2 0 0 2
                                       -------                 -------
                                             Weighted-                Weighted-
                                              Average                  Average
                                             Exercise                 Exercise
                                  Options      Price       Options      Price
                                  -------      -----       -------      -----
   Outstanding - beginning
     of period                     135,044    $  9.07      147,735    $    9.07
   Granted                          83,500       9.07        5,500         9.07
   Exercised                             -         -             -           -
   Forfeited                             -         -       (18,191)        9.07
                                 ---------    ------      --------       ------

   Outstanding-end of period       218,544   $  9.07       135,044    $    9.07
                                 =========   =======     =========    =========

   Exercisable at end of period    182,044    $ 9.07       125,021    $    9.07
                                 =========    ======     =========    =========

   Weighted average remaining life
     of outstanding options           6.19 years              5.41 years

   Weighted average fair value of
     options granted during the year  $   1.53                $  1.11
                                      ========                =======



------------------------------------------------------------------------------

                                 (Continued)
                                                                             32.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 11 - INCOME TAXES

Income tax expense/(benefit) was as follows:
                                                           2003       2002
                                                           ----       ----

   Current                                               $    170   $  (653)
   Deferred                                                     6      (184)
                                                         --------   -------
      Total                                              $    176   $  (837)
                                                         ========   =======

Effective tax rates differ from federal statutory rates applied to pre-tax income due to the following:
                                                           2003       2002
                                                           ----       ----
   Federal statutory rate times
     financial statement income/(loss)                   $    201   $  (697)
   Effect of:
      Tax-exempt income                                       (38)      (38)
      State taxes, net of federal tax effect                   34      (111)
      Other, net                                              (21)        9
                                                         --------   -------
         Total                                           $    176   $  (837)
                                                         ========   =======


Year-end deferred tax assets and liabilities were due to the following:

                                                          2003       2002
                                                          ----       ----
   Deferred tax assets:
      Allowance for loan losses                          $    896   $   950
      Deferred compensation                                   105        69
      State net operating loss carryforward                    40        83
      Other                                                    55        44
                                                         --------   -------
                                                            1,096     1,146
   Deferred tax liabilities:
      Depreciation                                            (93)      (87)
      Cash to accrual adjustment                             (107)     (213)
      Net unrealized gains on securities                     (153)     (186)
      Other                                                   (57)       (1)
                                                         --------   -------
                                                             (410)     (487)
                                                         --------   -------
      Total                                              $    686   $   659
                                                         ========   =======

The Corporation has a net operating loss carryforward for state income tax purposes of $719 expiring in 2017.



------------------------------------------------------------------------------

                                 (Continued)
                                                                             33.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 12 - EARNINGS PER SHARE

The following illustrates the computation of basic and diluted earnings per share.

                                                        2003         2002
                                                        ----         ----
Basic earnings per share
   Net income/ (loss)                                $      414   $  (1,213)
                                                     ==========   =========

   Weighted average shares outstanding                1,394,172   1,394,172
                                                     ==========   =========

      Basic earnings per share                       $      .30   $     (.87)
                                                     ==========   ==========

                                                        2003         2002
                                                        ----         ----
Dilutive earnings per share
   Net income/ (loss)                                $      414   $  (1,213)
                                                     ==========   =========

   Weighted average shares outstanding                1,394,172   1,394,172
   Dilutive effect of assumed exercise of stock
     options                                              2,277           -
                                                      ---------   ---------
      Diluted average shares outstanding              1,396,449   1,394,172
                                                     ==========   =========

      Diluted earnings per share                     $      .30   $     (.87)
                                                     ==========   ==========

Outstanding stock options for 135,044 shares of common stock were not considered dilutive for computing diluted earnings per share in 2002, but were included in dilutive effect of assumed exercise of stock options in 2003.


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





------------------------------------------------------------------------------

                                 (Continued)
                                                                             34.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

At year-end 2003 and 2002, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. Actual capital levels and minimum required levels were:

                                                                Minimum Required
                                                                  To Be Well
                                            Minimum Required  Capitalized Under
                                               For Capital    Prompt Corrective
                               Actual       Adequacy Purposes Action Regulations
                               ------       ----------------- ------------------
                           Amount    Ratio   Amount   Ratio    Amount    Ratio
                           ------    -----   ------   -----    ------    -----

2003 - Bank
Total capital (to risk
  weighted assets)        $17,056  14.11%   $9,669     8.00%  $12,087    10.00%
Tier 1 capital (to risk
  weighted assets)         15,523  12.84     4,835     4.00     7,252     6.00
Tier 1 capital
  (to average assets)      15,523   8.91     6,970     4.00     8,713     5.00

2003 - Corporation
Total capital (to risk
  weighted assets)        $18,846  15.55%   $9,693     8.00%      N/A
Tier 1 capital (to risk
  weighted assets)         16,497  13.62     4,847     4.00       N/A
Tier 1 capital (to
  average assets)          16,497   9.46     6,675     4.00       N/A


2002 - Bank
Total capital (to risk
  weighted assets)        $16,509  12.96%   $10,188    8.00%  $12,735    10.00%
Tier 1 capital (to risk
  weighted assets)         14,935  11.73      5,094    4.00     7,641     6.00
Tier 1 capital (to
  average assets)          14,935   8.35      7,150    4.00     8,938     5.00

2002 - Corporation
Total capital (to risk
  weighted assets)        $18,473 14.48%    $10,205   8.00%       N/A
Tier 1 capital (to risk
  weighted assets)         15,865 12.44       5,103   4.00        N/A
Tier 1 capital (to
  average assets)          15,865  8.86       7,159   4.00        N/A




------------------------------------------------------------------------------

                                 (Continued)
                                                                             35.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------


NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

On May 11, 2002, with the consent of the Bank, the FDIC and the Indiana Department of Financial Institutions (DFI) entered a formal order under federal and state banking laws, under which the Bank and its Directors are required to take a number of affirmative steps to address regulatory concerns, including but not limited to, maintaining the Bank's ratio of Tier 1 capital to assets at 8% or above; committing not to declare or pay dividends to the Corporation that would result in the Bank's violation of the required capital ratio; limiting growth in total assets to no more than three percent in any three month period without advance approval by the regulators, or more than 12% annually; adopting and implementing plans to resolve certain criticized assets; eliminating or restricting future lending to borrowers whose loans have been criticized by the regulators; and adopting and implementing plans to reduce the volume of the Bank's acquisition, development and construction loans, commercial real-estate loans and high loan-to-value loans, as defined by FDIC Regulation Part 365, in relation to its capital.

On February 23, 2004, Heartland received written notification from the FDIC and the DFI indicating that the Bank would be released from the May 2002 Order subject to the stipulation that the Bank continue to maintain a Tier 1 capital to assets ratio at 8% or above; to limit growth in total assets to no more than three percent per quarter without regulatory approval and to maintain the levels of acquisition, development and construction loans at or below 125% of Tier 1 capital and commercial real-estate loans at or below 250% of Tier 1 capital. On February 23, 2004 the Bank's board of directors adopted a resolution accepting the stipulations as presented by the FDIC and DFI and notified the FDIC and DFI of the resolution and intent to abide by the stipulations.

Heartland's parent-company liquidity and capital resources are restricted by resolutions adopted by its Board of Directors at the request of the Federal Reserve Bank of Chicago pursuant to its supervisory authority under the Bank Holding Company Act. These resolutions prohibit Heartland from incurring debt, paying dividends to Heartland's shareholders, purchasing Heartland's outstanding common stock, or paying interest on the trust preferred securities, without approval of the Reserve Bank.





------------------------------------------------------------------------------

                                 (Continued)
                                                                             36.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------


NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases certain facilities and land under operating leases expiring through 2016. The related lease expense was $311 and $310 for 2003 and 2002. Future minimum lease payments are as follows:

                  2004                              $    313
                  2005                                   288
                  2006                                   289
                  2007                                   313
                  2008                                   290
                  Thereafter                           2,015
                                                    --------

                     Total minimum lease payments   $  3,508
                                                    ========

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


Off-balance sheet financial instruments whose contract amount represents credit risk are summarized as follows:
                                       2 0 0 3                  2 0 0 2
                                       -------                  -------
                                  Fixed     Variable       Fixed      Variable
                                  Rate        Rate         Rate         Rate
                                  ----        ----         ----         ----
   Commitments to make loans    $  2,310   $    8,440   $        -   $   3,538
   Unused lines of credit              -       24,580            -      21,953
   Letters of credit                   -        1,267            -       1,347


Interest rates on fixed rate loan commitments ranged from 5.00% to 6.50% at December 31, 2003.

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

The cash balance required to be maintained on hand or on deposit with the Federal Reserve was $1,540 and $950 at December 31, 2003 and 2002. These reserves do not earn interest.


------------------------------------------------------------------------------

                                 (Continued)
                                                                             37.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair values of the Corporation's financial instruments were as follows at December 31:
                                       2 0 0 3                 2 0 0 2
                                       -------                 -------
                                 Carrying     Fair       Carrying     Fair
                                   Value      Value        Value      Value
                                   -----      -----        -----      -----
   Financial assets:
      Cash and cash equivalents  $ 10,717   $ 10,717     $ 25,232     $ 25,232
      Time deposits with other
        financial institutions        500       500           500          500
      Securities
        available-for-sale         35,108    35,108        19,566       19,566
      Loans held for sale           2,058     2,096         7,156        7,263
      Loans, net                  110,255   111,625       116,422      118,352
      FHLB stock                      638       638           608          608
      Accrued interest receivable     711         711         718          718



   Financial liabilities:
      Deposits                $(137,506)  $(137,928)  $(148,399)  $(149,134)
      Repurchase agreements      (7,812)     (7,812)     (6,251)     (6,251)
      FHLB advances              (4,000)     (4,018)     (4,000)     (4,048)
      Trust preferred
       securities                (5,155)     (5,155)     (5,155)     (5,155)
      Accrued interest
        payable                    (92)        (92)        (151)       (151)

Fair value approximates carrying amount for all items except those described below. Fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Fair value of loans held for sale is based on market quotes. Fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Fair value for fixed rate IRAs, time certificates of deposit, and borrowings are based on the rates paid at year end for new deposits or borrowings, applied until maturity. Fair value for other financial instruments and off-balance-sheet loan commitments are considered nominal.




------------------------------------------------------------------------------

                                 (Continued)
                                                                             38.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------


NOTE 16 - PARENT COMPANY STATEMENTS

Presented below are condensed balance sheets and statements of income and cash flows for the parent company.

                            CONDENSED BALANCE SHEETS

                                                             2003        2002
                                                             ----        ----
ASSETS
Cash                                                       $  1,717   $  1,752
Investment in bank                                           15,760     15,236
Investment in unconsolidated subsidiary                         155        155
Other assets                                                    128        221
                                                           --------   --------

                                                           $ 17,760   $ 17,364
                                                           ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Subordinated debentures                                    $  5,155   $  5,155
Other liabilities                                                53          9
                                                           --------   --------
   Total liabilities                                          5,208      5,164
Shareholders' equity                                         12,552     12,200
                                                           --------   --------

                                                           $ 17,760   $ 17,364
                                                           ========   ========


                         CONDENSED STATEMENTS OF INCOME

                                                             2003        2002
                                                             ----        ----

Interest and dividend income                               $     41  $      29

Interest expense                                               (252)      (297)

Other expense                                                   (74)       (63)

Tax benefit                                                     113        132
                                                           --------   --------

Income/(loss) before equity in undistributed
 earnings of bank                                              (172)      (199)

Equity in undistributed earnings/(loss) of bank                 586     (1,014)
                                                           --------   --------


Net income/(loss)                                          $    414   $ (1,213)
                                                           ========   ========



------------------------------------------------------------------------------

                                 (Continued)
                                                                             39.

                           HEARTLAND BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2003 and 2002
              (Dollar amounts in thousands, except per share data)

------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                             2003        2002
                                                             ----        ----

Cash flows from operating activities
   Net income/(loss)                                        $    414   $(1,213)
   Adjustments to reconcile net income/(loss) to net cash
     from operating activities
      Equity in undistributed (earnings)/ loss of bank          (586)    1,014
      Other assets and other liabilities, net                    137       (71)
                                                            --------   -------
         Net cash from operating activities                      (35)     (270)

Net change in cash and cash equivalents                          (35)     (270)

Beginning cash and cash equivalents                            1,752     2,022
                                                            --------   -------

Cash and cash equivalents at end of period                  $  1,717   $ 1,752
                                                            ========   =======


NOTE 17 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                           2003       2002
                                                           ----       ----
   Unrealized holding gains and losses on
     securities available-for-sale                       $    (94)  $   296
   Reclassification adjustment for gains
     and losses later recognized in income                     (1)      (57)
                                                         --------   -------
   Net unrealized gains and losses                            (95)      239
   Tax effect                                                  33       (89)
                                                         --------   -------
      Other comprehensive income (loss)                  $    (62)  $   150
                                                         ========   =======




------------------------------------------------------------------------------

                                                                             37.

DIRECTORS AND OFFICERS OF HEARTLAND COMMUNITY BANK

Directors:

Gordon R. Dunn,        Sharon Acton,    Robert Richardson,    Steve Bechman,
Chairman of the Board  Director         Director              Director

Patrick A. Sherman,    John Norton,     J. Michael Jarvis,    Jeffrey L. Goben,
Vice Chairman          Director         Director              Director

Officers:

Steve Bechman,                          Mary Carter,
President and Chief Executive Officer   Assistant   Vice  President  and  Branch
                                        Manager

Jeffrey L. Goben,                       Jeff Tillman,
Executive Vice President,               Assistant Vice President,
Chief Operating Officer and Secretary

John M. Morin,                          David Mote,
Senior Vice President, Consumer Loans   Assistant Vice President, Mortgage Loans

Eric Johnson,                           Judy Peel,
Chief Credit Officer                    Assistant Vice President, Loan Officer

Jeff Joyce,                             Pat Purtell,
Vice President and Controller           Assistant Vice President, Loan Officer

R. Trent McWilliams,                    Connie Hann,
Vice President, Business Development    Mortgage Loan Officer

Tony Anderson,                          Melissa Duke,
Vice President, Mortgage Loans          Commercial Loan Officer

Pam Fender,                             Ken Yedlick,
Vice President, Deposit Operations      Commercial Loan Officer

Robert Maher,                           Kathee Pruitt,
Vice President, CD Brokerage Program    Branch Manager

Alexa McKnight,                         Trudy Holtsclaw,
Assistant Vice President                Branch Manager

Terri Webb,                             Tonia Bussinger,
Assistant Vice President                Collections Officer

Lisa Shirar,                            Michael Yovanoff,
Compliance Officer                      Portfolio Manager




                                                                             41.

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

World Wide Web:
www.HeartlandCommunityBank.com

Investor Relations/Analyst Contact

Jeff D. Joyce, Chief Financial Officer
Phone (317) 738-2854
FAX (317) 736-5022
Jeff.Joyce@hcb-in.com











                                                                             42.