Form 10KSB, Exhibit 13
period 2004-12-31
HEARTLAND BANCSHARES INC /IN/
filed 2005-03-31
CIK 1042905

March 31, 2005

Dear Shareholders and Friends:

We are pleased to report to you the results for the year of 2004 and encourage you to read about the detailed results in the following pages. After dealing with asset quality issues during the prior two years, it was rewarding to see the benefits of the hard work put forth by our directors and staff to correct those problems. In 2004, we accomplished our goals of increased profitability and asset growth by posting our highest net income in our company’s history and by increasing total assets by $17.9 million.

In 2004, we recorded a considerable improvement in earnings with $1,224,000 net income for the year as compared to a $414,000 income for 2003. Most of the improvement was a result of lower loan loss provision, and losses, which came through improved asset quality, combined with higher net interest income. We were able to improve our net interest income through higher balances of earning assets and reduced cost of deposits.

Like most financial institutions, our mortgage loan production dropped off in 2004 from the record highs in 2003 due to higher interest rates in 2004. We were able to partially offset that reduction of revenue through reduced non-interest expenses. Despite taking a $238,000 charge for expenses related to a terminated merger agreement, we were able to reduce non-interest expenses by $177,000.

We have been pleased to see our stock price increase with our improvements in operating results during 2004. The stock opened 2004 at $10.58 per share and closed the year at $13.10 per share for a 23.8% increase. The book value increased to $9.69 per share at December 31, 2004.

On August 31, 2004, we signed an agreement to merge with Blue River Bancshares, Inc., headquartered in Shelbyville, Indiana, which is adjacent to the market we currently serve. After several months of working through the regulatory application process, it became clear that regulatory approval would not be obtained before the fall of 2005. On February 10, 2005 a mutual agreement to terminate the merger was reached.

Heartland has not changed its focus of delivering quality products and services to our community. Our commitment to be involved with the community and serve the needs of our customers the best way we know is stronger than ever.

As we go through 2005, we will continue to work on improving earnings with an eye to growth. We will work on improving shareholder value through improvement of return on equity and increasing market share.

We would like to thank our customers, employees and board members for their contributions, continued support and confidence in helping us through a couple of difficult years. Despite the uncertain economy, we are anticipating 2005 to be another good year for Heartland.

Steve Bechman President & CEO	Jeffrey L. Goben Executive Vice President, COO, Secretary

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
(Dollar amounts are in thousands, except per share data.)

MANAGEMENT OVERVIEW

This discussion provides information concerning changes in the consolidated financial condition and results of operations of Heartland and the Bank for 2004 and 2003. The comments are intended to supplement and should be reviewed in conjunction with the consolidated financial statements, related notes and selected financial data presented elsewhere herein.

Heartland Bancshares, Inc. (“Heartland” or the “Corporation”) is a one-bank holding company incorporated May 27, 1997. Heartland’s primary asset is its wholly owned banking subsidiary, Heartland Community Bank (“the Bank”), an Indiana-chartered commercial bank. The Bank received regulatory approval to open in the fall of 1997 and commenced banking operations December 17, 1997. Heartland’s primary business consists of attracting deposits from the general public and originating real estate, commercial and consumer loans and purchasing investments through its one office located in Franklin, two offices located in Greenwood, and one office located in Bargersville, Indiana.

The Bank’s deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation (“FDIC”). The Bank is subject to comprehensive regulation, examination and supervision by the Indiana Department of Financial Institutions (“DFI”) and the FDIC. Heartland is registered as a bank holding company with the Board of Governors of the Federal Reserve System (“FRB”) and is subject to its regulation, examination and supervision.

Improving asset quality and meeting regulatory requirements have been the primary objectives for the Bank over the past two years. During 2004, the Bank’s efforts resulted in lower provision for loan losses, net charge-offs and non-performing loans compared to 2003. Detailed discussions of these areas can be found under the “RESULTS OF OPERATIONS” and “NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES” captions on the pages that follow.

Effective May 11, 2002, with the consent of the Bank, the FDIC and DFI entered a formal order (May 2002 Order) under federal and state banking laws, under which the Bank and its Directors are required to take a number of affirmative steps to address regulatory concerns. On February 23, 2004, the Bank received written notification from the FDIC and the DFI indicating that the Bank would be released from the May 2002 Order subject to the stipulation that the Bank continue to maintain a Tier 1 capital to assets ratio at 8% or above; to limit growth in total assets to no more than three percent per quarter without regulatory approval and to maintain the levels of acquisition, development and construction loans at or below 125% of Tier 1 capital and commercial real-estate loans at or below 250% of Tier 1 capital. On February 23, 2004 the Bank’s board of directors adopted a resolution accepting the stipulations as presented by the FDIC and DFI and notified the FDIC and DFI of the resolution and intent to abide by the stipulations. On March 21, 2005, the Bank’s board rescinded that resolution based on improvements in asset quality, earnings and capital.

Competition with other depository and lending institutions has been increasing in the Bank’s market area and includes over 30 federally insured banks, credit unions, mortgage companies and consumer finance companies at December 31, 2004. The most significant challenge facing Heartland is achieving growth in the face of the high and rising level of competition and within the regulatory constraints previously discussed. Heartland’s efforts to meet this challenge include providing exceptional customer service to existing customers and seeking new customer opportunities through personal involvement in the local communities and additional awareness by potential customers in our market area through marketing efforts.

Note:  Dollars amounts are in thousands, except per share data

Heartland’s profitability is significantly influenced by the difference between income on its loans and investments and the cost of its deposits and borrowings. This difference is referred to as net interest income. Interest income from loans and investments is a function of the amount of loans and investments outstanding during the period and the interest rates earned. Interest expense related to deposits and borrowings is a function of the amount of deposits and borrowings outstanding during the period and the interest rates paid. Additional information regarding net interest income and non-interest income is included in “RESULTS OF OPERATIONS” below. During 2004, interest rates in general increased, but average yields earned and average rates paid were generally lower than 2003 due to the declining rate environment experienced in 2003. The average yields earned by Heartland on interest earning assets declined by a lower amount than rates paid on interest bearing liabilities causing Heartland’s net interest income in 2004 to increase by $433 from 2003 net interest income.

At December 31, 2004, Heartland had $185,837 in total assets, an increase of $17,908 or 10.66% from the December 31, 2003 total of $167,929. The increase in assets was primarily comprised of an increase in net loans of $11,593 or 10.51%. Net loans were $121,848 at December 31, 2004 compared to $110,255 at December 31, 2003. The increase in loans was primarily due to the improved local economy and the removal of the formal order that the Bank executed with its regulators in May 2002 (the “May 2002 Order”) that required that the Bank to reduce the dollar amount of certain types of loans. Total deposits increased $18,156 or 13.20%, during the year. Total deposits were $155,662 at December 31, 2004 compared to $137,506 at December 31, 2003. Deposits increased due to more aggressive pricing and marketing efforts by Heartland and due to more favorable local market conditions caused by mergers involving banks in direct competition with Heartland. Total shareholders’ equity was $13,506 and $12,552 at December 31, 2004 and December 31, 2003. The increase in equity was due to $1,224 net income partially offset by other comprehensive loss of $270 for the year ended December 31, 2004.

RESULTS OF OPERATIONS

Heartland experienced an increase in average balances of loans and deposits during 2004. During 2004, interest rates in general increased, but average yields earned and average rates paid were generally lower than 2003 due to the declining rate environment experienced in 2003. Changes in interest income and interest expense between the two periods discussed relate primarily to the difference in average loans and deposits and the decline in interest rates unless otherwise stated in the following discussion.

Heartland recorded net income of $1,224 or $.88 per share, for the year ended December 31, 2004 and net income of $414, or $.30 per share, for the year ended December 31, 2003. Lower provision for loan losses accounted for $544 (after tax) of the improvement in net income. Growth in net interest income also contributed $287 (after tax) to the improvement in net income.

Comprehensive income consists of net income and other comprehensive income such as unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity. Comprehensive income was $954 for the year ended December 31, 2004 compared to comprehensive income of $352 for the year ended December 31, 2003.

Note:  Dollars amounts are in thousands, except per share data

Interest income of $9,236 was earned during the year ended December 31, 2004, compared to $9,230 for the year ended December 31, 2003 and was primarily generated from securities and loans. Increases in balances of interest earning assets accounted for an increase in interest income of $57 partially offset by a $51 decline in interest income due to declines in average yields earned on interest earning assets. The increase due to volume of interest earning assets was caused by a $280 increase in interest income due to higher average balances of investment securities, partially offset by a $208 decrease in interest income due to lower average balances of loans and a $15 decrease due to lower average balances of other interest earning assets. The decline in interest income caused by lower average yields on interest earning assets was due to a $266 decline in interest income due to lower average yields earned on loans, partially offset by a $202 increase due to higher average yields earned on investment securities and a $13 increase due to higher average yields on other interest earning assets. Contributing to the decrease in yields earned on loans, and to the decrease in average loans, was the requirement of the May 2002 Order that the Bank decrease the dollar volume of certain types of higher-yielding loans. Overall, the average yield on earning assets declined 13 basis points to 5.48% for 2004 from 5.61% for 2003.

Interest expense of $2,331 was incurred during the year ended December 31, 2004 and $2,758 during the year ended December 31, 2003. Interest expense during 2004 and 2003 is primarily related to deposits. The decreases in rates paid on interest bearing liabilities accounted for a decrease in interest expense of $442 partially offset by an increase in interest expense of $15 caused by higher average interest bearing liabilities outstanding during the year. Higher volumes of interest bearing DDA and savings deposits, short-term borrowings and other borrowings caused an increase of $80 to interest expense, while the decline in average volume of time deposits contributed a $65 decline toward the change in interest expense. Lower average rates paid on time deposits and other borrowings contributed a $465 decline in interest expense while higher average rates paid on interest bearing demand and savings deposits and short-term borrowings caused an increase in interest expense of $23. Overall, the average rate paid on interest bearing liabilities declined 36 basis points to 1.61% for 2004 from 1.97% for 2003.

Net interest income for the year ended December 31, 2004 was $6,905 compared to $6,472 for the year ended December 31, 2003. The net interest margin increased to 4.09% for 2004 compared to 3.93% for 2003.

The following tables depict for the years ended December 31, 2004 and 2003, certain information related to Heartland’s average balance sheets and its average yields on assets and costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages. Non-accrual loan balances are included in the average balances of loans. Yields on non-taxable securities are not presented on a tax-equivalent basis.

Note:  Dollars amounts are in thousands, except per share data

	Year Ended December 31, 2004		Year Ended December 31, 2003
	Average Balance	Yield/ Rate	Average Balance	Yield/ Rate
Interest earning assets
Short-term investments	$8,507	1.70%	$9,396	1.56%
Taxable securities	35,034	3.68	28,920	3.00
Non-taxable securities	5,210	3.53	3,101	4.00
Loans	119,877	6.35	123,084	6.57

Total interest earning
assets	$168,628	5.48	$164,501	5.61

Interest bearing liabilities
Interest-bearing demand,
Money Market and Savings
Deposits	$69,224	0.80%	$64,362	0.77%
Time deposits	60,427	2.26	62,676	2.96
Short-term borrowings	5,465	0.66	4,272	0.61
Other borrowings	9,835	3.81	8,999	4.23

Total interest bearing
liabilities	$144,951	1.61	$140,309	1.97

	2004	2003
Average yield on interest-earning assets	5.48%	5.61%
Average rate paid on interest-bearing liabilities	1.61	1.97
Net interest spread	3.87	3.64
Net interest margin (net interest income divided
by average total interest-earning assets)	4.09	3.93
Return on average assets	0.68	0.24
Return on average equity	9.46	3.35

The net interest margin increased to 4.09% in 2004 from 3.93% in 2003. The net interest margin is calculated by dividing net interest income by average total interest earning assets. The average yield on interest earning assets fell 13 basis points less than the decline in average rates paid on interest bearing liabilities and the ratio of interest bearing liabilities to interest earning assets increased slightly, to 85.96% for 2004 from 85.29% for 2003 resulting in the increase in net interest margin.

The provision for loan losses was ($200) for the year ended December 31, 2004 and $692 for the year ended December 31, 2003. Net charge-offs were $610 during the year ended December 31, 2004 and $889 during the year ended December 31, 2003. Non-performing loans decreased to $1,495 at December 31, 2004 from $3,023 at the end of 2003. Impaired loans decreased to $851 at December 31, 2004 from $1,945 at December 31, 2003. The allowance for loan losses was 2.00% of gross loans at December 31, 2004 and was 2.91% of gross loans at December 31, 2003 and covers non-performing loans 1.67x at year-end 2004, compared to 1.1x in 2003. For more detail on this area, see “NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES” below.

Note:  Dollars amounts are in thousands, except per share data

Non-interest income was $1,960 for the year ended December 31, 2004 and $2,222 for the year ended December 31, 2003 and consists primarily of miscellaneous fees, service charges, gain on sale of loans and other income. Gains related to the sale, service released, of loans decreased to $463 in 2004 from $1,009 in 2003, as interest rates rose and the fixed rate, residential real estate loan refinancing market declined. Net securities gains in 2004 and 2003 were $64 and $1. Gain on the sale of other real estate was $132 in 2004 compared to $(11) in 2003. Other income was $210 and $205 for 2004 and 2003 and included items such as increase in cash surrender value of life insurance, income from other real estate owned and miscellaneous other income items.

Salaries and benefits expense for the year ended December 31, 2004 was $4,097 compared to $4,306 for the year ended December 31, 2003. The number of full time equivalent employees was decreased in the lending area as loan quality improved, which accounted for $127 of the decrease in salaries and benefits expense. Wages and commissions paid to mortgage lending staff also decreased by $150 due to lower volumes of mortgage loans originated. Those decreases were partially offset by higher wages paid to other existing staff.

Occupancy and equipment expenses of $735 and $695 were incurred during the years ended December 31, 2004 and 2003. Those expenses consist primarily of lease payments for the branch and operations facilities, depreciation and utilities expenses. The increase was primarily due to higher lease expense on existing facilities and the addition and replacement of certain equipment during 2004.

Data processing expense was $644 for the year ended December 31, 2004 compared to $708 for the year ended December 31, 2003. The decrease in data processing expenses is related to lower rates paid for certain transaction and account based fees due to the renewal of certain contracts with data processing providers.

FDIC Insurance was $65 for 2004 compared to $124 for 2003. The decrease is due to the change in the Bank’s risk assessment by the FDIC.

Professional fees increased to $643 during 2004 from $425 during 2003 due to $238 of expenses related to the terminated merger with Blue River Bancshares, Inc. and related strategic planning costs, partially offset by a reduction of professional fees related to loan collections.

Loan collection, repossession and other real estate expense was $109 for 2004 and $314 for 2003. The decrease is primarily due to the reduction of other real estate owned and the related costs such as real estate taxes.

The remaining expenses of $942 for the year ended December 31, 2004 and $840 for the year ended December 31, 2003, relate to various other items such as director fees, printing, supplies, advertising, loan expenses, postage, insurance and training. The increase is primarily due to a $50 expense accrued for the potential loss related to forged checks cashed by the Bank for one deposit account holder, a $34 increase in director fees and a $37 increase in advertising expense.

Heartland recorded income tax expense of $606 for 2004 compared to $176 in 2003. The effective tax rate for 2004 was 33.11%, compared to 29.83%, in 2003. The change in the effective tax rate is primarily due to the decline in interest income on non-taxable securities and income from the increase in cash surrender value of life insurance as a percentage of the total net income before taxes in 2004 compared to 2003.

Note:  Dollars amounts are in thousands, except per share data

LENDING ACTIVITIES

The following table sets forth information concerning the composition of the Bank’s loan portfolio in dollar amounts stated in thousands and percentages of loans at December 31.

	2004		2003
	Amount	Percent of Gross loans	Amount	Percent of Gross loans
TYPE OF LOAN
Commercial	$72,101	57.99%	$64,799	57.06%
Real estate construction and land development	9,740	7.83	10,748	9.47
Residential mortgages	29,663	23.86	24,668	21.72
Consumer	12,835	10.32	13,341	11.75

Gross loans	$124,339	100.00%	$113,556	100.00%

COMMERCIAL LENDING.    Commercial loans include loans secured by commercial real estate; and loans for business purchases, operations, inventory and lines of credit. At December 31, 2004, commercial loans totaled $72,101 or 57.99% of the Bank’s total loan portfolio. Commercial loans totaled $64,799 or 57.06% of the Bank’s loan portfolio at December 31, 2003. The increase in the dollar amount of commercial loans outstanding during 2004 was due to new loan originations and advances on existing loans in excess of principal repayments by borrowers and loan charge-offs.

REAL ESTATE CONSTRUCTION AND LAND DEVELOPMENT LOANS.    Real estate construction and land development loans are secured by real estate and include commercial and residential construction loans and loans to develop land. At December 31, 2004, real estate construction and land development loans totaled $9,740 or 7.83% of the Bank’s total loan portfolio compared to $10,748 or 9.47% of the Bank’s total loan portfolio at December 31, 2003. The Bank was required during 2002 to reduce these types of loans by agreement with its regulatory agencies and continued to limit the origination of these types of loans in 2003 and 2004 based on the internal lending policies.

RESIDENTIAL MORTGAGE LOANS.    Residential mortgage loans are predominantly secured by single-family homes. To reduce its exposure to changes in interest rates, the Bank currently originates adjustable rate first mortgage loans (“ARMs”), second mortgage loans and home equity lines of credit, also with adjustable rates. The Bank also occasionally originates and retains fixed rate mortgages. At December 31, 2004 the Bank’s fixed rate residential mortgage loans totaled $3,976 compared to $1,831 at December 31, 2003. At December 31, 2004, the Bank’s residential mortgage loans totaled $29,663 or 23.86% of the Bank’s total loan portfolio compared to $24,668 or 21.72% of the Bank’s total loans at December 31, 2003.

The Bank also originates fixed rate mortgages and sells them, servicing released, to various investors. At year-end 2004, the Bank held $929 of such loans that had been closed and were in the process of being delivered to secondary market buyers.

CONSUMER LENDING.    The Bank makes various types of consumer loans including loans to depositors secured by pledges of their deposit accounts, new and used automobile loans, and secured and unsecured personal loans. At December 31, 2004 the Bank’s consumer loans totaled approximately $12,835 or 10.32% of the Bank’s total loan portfolio compared to $13,341 or 11.75% of the Bank’s total loans at December 31, 2003.

Note:  Dollars amounts are in thousands, except per share data

NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN

Nonperforming assets consist of nonperforming loans, real estate owned (acquired in foreclosure), and other repossessed assets. Nonperforming loans include non-accrual loans and accruing loans that are contractually past due 90 days or more as to interest or principal payments. Non-accrual loans include loans on which interest recognition has been suspended because they are 90 days past due as to interest or principal and loans where there is a question about the Bank’s ability to collect all principal and interest. Nonperforming assets totaled $1,495 and $3,023 at December 31, 2004 and 2003. At December 31, 2004, there were no outstanding balances of restructured loans.

The provision for loan losses is calculated as the amount needed in order to maintain the balance in the allowance for loan losses at the level estimated by the calculation of allocated allowance. During the year ended December 31, 2004, the provision for loan losses was ($200) compared to $692 in 2003. Provision for loan losses recorded in 2004 was lower than 2003 primarily due to lower net charge-offs, declines in non-performing loans and improvements in the credit quality underlying the loan portfolio. During 2004, Heartland recorded $610 of net charge-offs compared to $889 in 2003. Non-performing loans declined by $1,528 during 2004.

The analysis of the allowance for loan losses includes the allocation of specific amounts of the allowance to individual problem loans, generally based on our analysis of the collateral securing those loans. Specific allocations totaled $1,336 at December 31, 2004 compared to $1,768 at December 31, 2003. The decline is due to $384 of charge-offs, $603 reduction based on decline in balances and improvements in expected repayments of related loans, partially offset by $557 increases in allocations due to increases in balances and deteriorations in expected repayment of certain loans. Portions of the allowance are allocated to pools of loans, based upon a variety of factors including management’s risk grades assigned to loans, industry loss averages for similarly sized institutions, our own loss history, trends in delinquent and non-performing loans, and economic trends affecting our market. Total allocation to pools of loans was $1,534 at December 31, 2003 and was $1,155 at December 31, 2004. The decline is due to $779 in charge-offs, partially offset by $400 additional allocation due to increased balances and declines in internal evaluation of repayment ability of loans within the pools and general economic considerations.

At December 31, 2004 the balance of the allowance for loan losses was $2,491 or 2.00% of gross loans outstanding, compared to $3,301 or 2.91% of gross loans outstanding at December 31, 2003.

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

Our loan quality monitoring process includes assigning loan grades to all loans and the use of a watch list to identify loans of concern. Management evaluates the credit quality of individual loans and borrowers and assigns a risk grade based on the various factors included in the evaluation. Loans receiving substandard risk grades are monitored regularly for repayment performance and changes in the borrowers’ ability to repay the loans. These loans do not necessarily meet the definition of non-accrual or nonperforming loans and a substandard grade does not indicate that management expects a future loan loss.

Note:  Dollars amounts are in thousands, except per share data

DEPOSIT ACTIVITIES

The Bank offers several types of deposit programs designed to attract both short-term and long-term savings by providing an assortment of accounts and rates. The Bank also obtains time deposits on a bid basis from customers or potential customers wishing to deposit amounts of at least $100. Total deposits were $155,662 at December 31, 2004 compared to $137,506 at December 31, 2003, an increase of $18,156 or 13.20%. The bank attempts to manage the total balances of certificates of deposit outstanding in conjunction with the changes in balances of loans outstanding. Due to the increase in loan balances outstanding during 2004, the Bank offered interest rates on interest bearing time deposits that were typically above market competition for time deposits in amounts above $100, which caused balances of such deposits to increase. This practice was not detrimental to earnings in 2004 because the rates, although higher than current market rates in existence at the time of origination, were lower than the original rates on certain maturing deposits and were low enough to allow a spread to rates earned on new loans.

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

BANK LIQUIDITY AND INTEREST RATE SENSITIVITY

Liquidity is a measure of the Bank’s ability to meet its customers’ present and future deposit withdrawals and/or increased loan demand without unduly penalizing earnings. Interest rate sensitivity involves the relationship between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate movements on the Bank’s net interest income. The Bank manages both its liquidity and interest sensitivity through a coordinated asset/liability management program directed by the Asset Liability Committee. Due to the additional potential liquidity risks associated with public knowledge of the May 2002 Order, the Bank utilizes a liquidity plan that includes heightened liquidity ratios to be maintained and procedures for daily monitoring of liquidity needs, trends and changes in deposits.

Liquidity is provided by projecting loan demand and other financial needs and then maintaining sufficient funding sources and assets readily convertible into cash to meet these requirements. The Bank has provided for its liquidity needs by maintaining adequate balances in money market assets, through maturing loans and investments in its securities portfolio and by maintaining various short-term borrowing sources. At December 31, 2004, the Bank had $42,162 or 22.69% of total assets in securities available-for-sale, of which $19,442 were pledged to secure borrowings and for other purposes. The Bank also had $12,021 or 6.47% of total assets in cash and cash equivalents and an additional $3,000 available from unused federal funds purchased agreements with two large commercial banks. The Bank also has the ability to borrow from the Federal Home Loan Bank of Indianapolis with various repayment terms ranging from 1 day to 15 years. Such borrowings are secured by investment securities.

Liquidity needs primarily arise from the need to fund loan growth and the need to meet the withdrawal needs of depositors. During the year ended December 31, 2004, deposits increased by $18,156 throughout the year and provided cash inflows compared cash outflows of $12,378 for loans made to customers, net of repayments. The excess cash provided was used to increase securities available for sale.

Note:  Dollars amounts are in thousands, except per share data

Management is not aware of any trends or any known demands, commitments events or uncertainties that may materially affect liquidity during 2005 or the foreseeable future. Management believes that expected deposit growth, maturing investment securities and unused borrowing sources will be adequate to meet the liquidity needs for the foreseeable future.

The Bank attempts to manage its rate sensitivity position through the use of variable-rate loans and by matching funds acquired, having a specific maturity, with loans, securities or money market investments with similar maturities. The Bank employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. A simulation model is used to measure the Bank’s net interest income volatility to changes in the level of interest rates, interest rate spreads, the shape of the yield curve and changing product growth patterns and investment strategies. Additionally, a rate sensitivity position is computed for various repricing intervals by calculating rate sensitivity gaps.

CAPITAL ADEQUACY

Heartland and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Note 13 to the consolidated financial statements includes a table of Heartland’s and the Bank’s capital ratios and the related requirements.

The most restrictive capital adequacy requirement in place during 2004 was from an internally adopted board resolution. On February 23, 2004, the Bank received written notification from the FDIC and the DFI indicating that the Bank would be released from the May 2002 Order subject to the stipulation that the Bank continue to maintain a Tier 1 capital to assets ratio at 8% or above; to limit growth in total assets to no more than three percent per quarter without regulatory approval and to maintain the levels of acquisition, development and construction loans at or below 125% of Tier 1 capital and commercial real-estate loans at or below 250% of Tier 1 capital. On February 23, 2004 the Bank’s board of directors adopted a resolution accepting the stipulations as presented by the FDIC and DFI and notified the FDIC and DFI of the resolution and intent to abide by the stipulations. On December 31, 2004, the Bank was in compliance with all such stipulations. On March 21, 2005, the Bank’s board rescinded that resolution based on improved asset quality, earnings and capital.

Heartland and the Bank intend to maintain the required capital levels by accumulating additional retained earnings and restricting growth in total assets. Management is not aware of any material trends in capital resources. Additionally, there are no expected material changes in the mix and relative cost of capital resources of Heartland or the Bank.

PARENT COMPANY LIQUIDITY

Liquidity management for Heartland, the parent company of the Bank, centers on the ability of Heartland to meet its obligations to the holders of the $5,155 subordinated debentures (also referred to as the “trust preferred securities”). Heartland’s parent-company liquidity and capital resources are restricted by resolutions adopted by its Board of Directors at the request of the Federal Reserve Bank of Chicago pursuant to its supervisory authority under the Bank Holding Company Act. These resolutions prohibit Heartland from incurring debt, paying dividends to Heartland’s shareholders, purchasing Heartland’s outstanding common stock, or paying interest on the trust preferred securities, without approval of the Reserve Bank.

Note:  Dollars amounts are in thousands, except per share data

Heartland expects to rely upon liquid assets of the parent company as its short-term source of funds to meet its obligations with respect to the trust preferred securities, and to rely upon dividends from the Bank as the primary long-term source of funds to meet such obligations. At December 31, 2004, Heartland had sufficient liquid assets at the parent-company level to pay the interest payable on the trust preferred securities during 2005, and Heartland may elect to defer the payment of interest on such securities for certain periods of time in any event. Heartland therefore does not expect that the maintenance requirements with respect to the Bank’s capital ratio and related Bank dividend limitations that are included in the stipulations of the Board resolutions will be material to parent-company liquidity during 2005.

Heartland had approximately $1,339 of parent-company cash that would have been available at December 31, 2004, for the payment of interest and other obligations on the subordinated debentures.

In addition, at December 31, 2004 the Bank’s Tier 1 capital to total assets ratio was 9.21% (8.93% using average assets) and it could have paid dividends of $2,152 without violating the capital ratio maintenance provisions of the board resolution that is discussed under the “Capital Adequacy” caption above.

CRITICAL ACCOUNTING POLICIES

The financial condition and results of operations for Heartland presented in Consolidated Financial Statements, accompanying notes to the Consolidated Financial Statements, selected financial data appearing elsewhere within this report, and are to a large degree, dependent upon Heartland’s accounting policies. The selection of and application of these policies involve estimates, judgments and uncertainties that are subject to change. Included within the summary of significant accounting policies disclosed in Note 1 of the Notes to Consolidated Financial Statements are accounting policies that management feels are critical to the fair presentation of the consolidated financial statements. The critical accounting policies and estimates that Heartland has determined to be the most susceptible to change in the near term relate to the determination of the allowance for loan losses. Any significant deviation from Heartland’s existing accounting on any or all of these areas could impact the future financial performance of Heartland.

ALLOWANCE FOR LOAN LOSSES

Heartland maintains an allowance for loan losses to cover probable incurred credit losses at the balance sheet date. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. A provision for loan losses is charged to operations based on management’s periodic evaluation of the necessary allowance balance. Evaluations are conducted at least quarterly and more often if deemed necessary. The ultimate recovery of all loans is susceptible to future market factors beyond Heartland’s control.

Note:  Dollars amounts are in thousands, except per share data

Heartland has an established process to determine the adequacy of the allowance for loan losses. The determination of the allowance is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on other classified loans and pools of homogeneous loans, and consideration of past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors, all of which may be susceptible to significant change. The allowance consists of two components of allocations, specific and general. These two components represent the total allowance for loan losses deemed adequate to cover losses inherent in the loan portfolio. Additional detailed explanation of the allowance for loan losses is found under the header “NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES” above.

Due to the imprecise nature of estimating the allowance for loan losses, Heartland’s allowance for loan losses includes a minor unallocated component. The unallocated component of the allowance for loan losses incorporates Heartland’s judgmental determination of inherent losses that may not be fully reflected in other allocations, including factors such as economic uncertainties, lending staff quality, industry trends impacting specific portfolio segments, and broad portfolio quality trends. Therefore, the ratio of allocated to unallocated components within the total allowance may fluctuate from period to period.

OFF BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. For more detail on these arrangements, see Note 15 of the Notes to Consolidated Financial Statements.

SERVICE AREA

The Bank’s primary service area is Johnson County, Indiana. Johnson County lies on the Southern border of Marion County and Indianapolis, Indiana. The Bank has one branch in Franklin and two in Greenwood, which are the two largest cities in the county. The Bank also operates from a fourth branch in Bargersville, Indiana. Bargersville, also in Johnson County, is approximately six miles west of Franklin and seven miles south of Greenwood.

COMMON STOCK

Heartland had 1,407,646 shares of Common Stock issued and outstanding to approximately 1,100 shareholders (including beneficial owners who held their shares in street name) on March 18, 2005. The number of shareholders of record was 335 on March 18, 2005.

Note:  Dollars amounts are in thousands, except per share data

The Common Stock has been quoted on the NASD Over-the-Counter Bulletin Board under the symbol HRTB since October 3, 1997. The following table sets forth the reported high and low bid prices of the Common Stock for the quarters indicated as reported on the NASD Over-the-Counter Bulletin Board.

	High	Low
First Quarter 2003	$ 8.94	$ 7.91
Second Quarter 2003	9.58	8.00
Third Quarter 2003	10.00	8.95
Fourth Quarter 2003	10.94	9.80
First Quarter 2004	12.70	10.40
Second Quarter 2004	13.00	11.40
Third Quarter 2004	14.10	11.60
Fourth Quarter 2004	13.70	12.80

The prices quoted above represent prices between dealers and do not include adjustments for mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

Heartland has not paid cash dividends since its inception. However, payment of cash dividends is periodically considered by the Company’s board of directors.

FINANCIAL STATEMENTS

The items listed below are presented on the following pages for your review in conjunction with the foregoing discussion:

o    Report of Independent Registered Public Accounting Firm on consolidated financial statements.

o    Consolidated Balance Sheets at December 31, 2004 and 2003.

o    Consolidated Statements of Income for the years ended December 31, 2004 and 2003.

o    Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2004 and 2003.

o    Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003.

o    Notes to consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Heartland Bancshares, Inc.
Franklin, Indiana

We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland Bancshares, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

/s/  Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Indianapolis, Indiana
March 2, 2005

HEARTLAND BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Dollar amounts in thousands)

	2004	2003

ASSETS
Cash and due from banks	$5,771	$8,081
Federal funds sold	6,250	2,636

Total cash and cash equivalents	12,021	10,717

Time deposits with other financial institutions	500	500
Securities available-for-sale	42,162	35,108
Loans held for sale	929	2,058
Loans, net of allowance of $2,491 and $3,301	121,848	110,255
Premises and equipment, net	2,354	2,509
Federal Home Loan Bank stock	667	638
Cash surrender value of life insurance	2,500	2,384
Accrued interest receivable and other assets	2,856	3,760

	$185,837	$167,929

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Noninterest-bearing deposits	$21,146	$19,343
Interest-bearing demand and savings deposits	73,980	67,408
Interest-bearing time deposits	60,536	50,755

Total deposits	155,662	137,506

Repurchase agreements	6,474	7,812
Federal Home Loan Bank advances	4,000	4,000
Subordinated debentures	5,155	5,155
Accrued interest payable and other liabilities	1,040	904

Total liabilities	172,331	155,377

Shareholders' equity
Common stock, no par value: 10,000,000 shares
authorized; 1,394,172 shares issued and outstanding	1,394	1,394
Additional paid-in capital	11,361	11,361
Retained earnings/(accumulated deficit)	782	(442)
Accumulated other comprehensive income (loss)	(31)	239

	13,506	12,552

	$185,837	$167,929

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands, except per share data)

	2004	2003
Interest income
Loans, including related fees	$7,617	$8,091
Securities:
Taxable	1,290	868
Non-taxable	184	124
Short-term investments	145	147

	9,236	9,230

Interest expense
Deposits	1,920	2,351
Short-term borrowings	36	26
Other borrowings	375	381

	2,331	2,758

Net interest income	6,905	6,472

Provision for loan losses	(200)	692

Net interest income after provision for loan losses	7,105	5,780

Noninterest income
Deposit service charges and fees	694	634
Commissions on investment sales	397	367
Gain on sale of securities	64	1
Gain on sale of other real estate	132	(11)
Gain on sale of loans, net	463	1,009
Other	210	222

	1,960	2,222

Noninterest expense
Salaries and employee benefits	4,097	4,306
Occupancy and equipment, net	735	695
Data processing	644	708
FDIC insurance	65	124
Professional fees	643	425
Loan collection, repossession and other real estate expense	109	314
Other	942	840

	7,235	7,412

Income before income taxes	1,830	590
Income taxes	606	176

Net income	$1,224	$414

Basic earnings per share	$.88	$.30

Diluted earnings per share	$.85	$.30

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income(Loss)	Total Shareholders' Equity
Balance January 1, 2003	$1,394	$ 11,361	$(856)	$301	$12,200

Comprehensive income
Net income for 2003			414		414
Change in unrealized
gain/(loss) on securities
available for sale, net				(62)	(62)

Total comprehensive
income					352

Balance December 31, 2003	1,394	11,361	(442)	239	12,552

Comprehensive income
Net income for 2004			1,224		1,224
Change in unrealized
gain/(loss) on securities
available for sale, net				(270)	(270)

Total comprehensive
income					954

Balance December 31, 2004	$1,394	$ 11,361	$782	$(31)	$13,506

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

	2004	2003
Cash flows from operating activities
Net income	$1,224	$414
Adjustments to reconcile net income to net
cash from operating activities
Depreciation and amortization	438	572
Gain on sale of securities, net	(64)	(1)
(Gain)/loss on sale of other real estate	(132)	11
Provision for loan losses	(200)	692
FHLB stock dividends	(29)	(30)
Gain on sales of loans, net	(463)	(1,009)
Loans originated for sale	(24,503)	(64,716)
Proceeds from loans sold	26,095	70,823
Increase in cash surrender value of life insurance	(116)	(105)
Change in assets and liabilities:
Accrued interest receivable and other assets	(84)	581
Accrued interest payable and other liabilities	289	130

Net cash from operating activities	2,455	7,362

Cash flows from investing activities
Purchase of securities available-for-sale	(28,517)	(41,756)
Proceeds from sales, calls and maturities of securities
available-for-sale	20,949	25,835
Loans made to customers, net of payments collected	(12,378)	2,798
Proceeds from sale of other real estate	2,090	1,987
Purchases of bank owned life insurance	---	(1,533)
Redemption of bank owned life insurance	---	214
Net purchases of property and equipment	(113)	(90)

Net cash from investing activities	(17,969)	(12,545)

Cash flows from financing activities
Net change in deposit accounts	18,156	(10,893)
Net change in repurchase agreements	(1,338)	1,561
Draws on FHLB advances	3,000	3,000
Repayments on FHLB advances	(3,000)	(3,000)

Net cash from financing activities	16,818	(9,332)

Net change in cash and cash equivalents	1,304	(14,515)

Cash and cash equivalents at beginning of period	10,717	25,232

Cash and cash equivalents at end of period	$12,021	$10,717

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$2,278	$2,817
Income taxes	411	(393)
Supplemental disclosure of non-cash activities:
Transfer from loans to other real estate	$985	$2,677

See accompanying notes.

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business:    The consolidated financial statements include the accounts of Heartland Bancshares, Inc. (Corporation) and its wholly-owned subsidiary, Heartland Community Bank (Bank), after elimination of significant intercompany transactions and accounts.

The Corporation is engaged in the business of commercial and retail banking, with operations conducted through its main office located in Franklin, Indiana and additional branch locations in Greenwood and Bargersville, Indiana. The majority of the Bank’s income is derived from commercial and retail business lending activities and investments. The majority of the Bank’s loans are secured by specific items of collateral including business assets, real property and consumer assets.

Use of Estimates:    To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported and disclosed in the financial statements, and future results could differ from these estimates. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Securities:    Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income is reported on the level yield method and includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses.  In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Corporation’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held For Sale:    Loans held for sale are mortgage loans closed by the Bank and in the process of being delivered to loan brokers. These loans are carried at the lower of cost or market, on an aggregate basis.

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans:    Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses. Interest income is reported on the interest method and includes loan fees.

Interest income is not reported when full loan repayment is in doubt, typically when payments are 90 days or more past due. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses:    The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment:    Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized over the estimated useful lives of the assets, principally on the straight-line method. Estimated useful lives range from 3 years to 40 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Assets:    Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Company Owned Life Insurance:    The Corporation has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

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

	2004	2003
Net income as reported	$1,224	$414
Deduct: Stock-based compensation expense
determined under fair value based method	13	65

Pro forma net income	$1,210	$349

Basic earnings per share as reported	$.88	.30
Diluted earnings per share as reported	.85	.30
Pro forma basic earnings per share	.87	.25
Pro forma diluted earnings per share	.84	.25

The pro forma effects are computed using an option pricing model, using the following weighted-average assumptions as of grant date for 2003; there were no options granted in 2004.

Risk-free interest rate	3.12%
Expected option life	6.0 years
Expected stock price volatility	12.58%
Dividend yield	0.00%

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Earnings Per Share:    Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options. Earnings per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income:    Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and is recognized as a separate component of equity.

Dividend Restriction:    Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. See Note 13.

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

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Newly Issued But Not Yet Effective Accounting Standards:

FAS 123, Revised, requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after December 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $0 during the balance of 2005, $12 in 2006, and $12 in 2007. There will be no significant effect on financial position as total equity will not change.

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FAS 153 modifies an exception from fair value measurement of nonmonetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value. This supersedes the prior exemption from fair value measurement for exchanges of similar productive assets, and applies for fiscal years beginning after June 15, 2005. Heartland does not expect the implementation of this standard to have a material effect on future financial condition or results of operations.

SOP 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made. Heartland does not expect the implementation of this standard to have a material effect on future financial condition or results of operations.

NOTE 2 — SECURITIES

The fair value of securities available for sale and the related gains and losses recognized in other comprehensive income/loss were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2004
U.S. Government and government
sponsored entities	$16,981	$32	$(106)
Obligations of states and political
subdivisions	5,423	111	(88)
Mortgage backed securities	18,559	85	(140)
Corporate obligations	1,081	57	---
Equity securities	118	---	---

	$42,162	$285	$(334)

2003
U.S. Government and government
sponsored entities	$17,417	$93	$(47)
Obligations of states and political
subdivisions	4,499	143	---
Mortgage backed securities	12,076	148	(29)
Corporate obligations	1,116	84	---

	$35,108	$468	$(76)

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 2 — SECURITIES (Continued)

During 2004 and 2003, gross proceeds from sales of securities were $4,700 and $2,002. Recognized gains were $64 and $1 and had a tax effect of $25 and $0. There were no recognized losses.

The fair value of debt securities at December 31, 2004, by contractual maturity, is shown below.

Due in one year or less	$509
Due after one year through five years	15,991
Due after five years through ten years	4,168
Due after ten years	2,816
Mortgage backed securities	18,559

$42,043

Securities with a carrying value of $19,442 and $16,689 at December 31, 2004 and 2003 were pledged to secure borrowings and for other purposes.

Securities with unrealized losses at year end not recognized in income presented by length of time in a continuous unrealized loss position are as follows:

2004	Less than 12 Months		12 Months or More				Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value		Unrealized Loss		Fair Value	Unrealized Loss
US Government and
government sponsored entities	$9,012	$(79)		$973		$(27)	$9,985	$(106)
Obligations of states and
political subdivisions	3,028	(88)		---		---	3,028	(88)
Mortgage backed securities	12,214	(123)		789		(17)	13,003	(140)

Total temporarily impaired	$24,254	$(290)		$1,762		$(44)	$26,016	$(334)

2003	Less than 12 Months		12 Months or More				Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value		Unrealized Loss		Fair Value	Unrealized Loss
US Government and
government sponsored entities	$2,977	$(47)	$	---	$	---	$2,977	$(47)
Mortgage backed securities	2,890	(29)		---		---	2,890	(29)

Total temporarily impaired	$5,867	$(76)	$	---	$	---	$5,867	$(76)

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 2 — SECURITIES (Continued)

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market rates change.

NOTE 3 — LOANS

Loans at year end are comprised of the following:

	2004	2003
Commercial	$72,101	$64,799
Real estate construction and land development	9,740	10,748
Residential real estate	29,663	24,668
Consumer	12,835	13,341

Subtotal	124,339	113,556
Less: Allowance for loan losses	(2,491)	(3,301)

	$121,848	$110,255

Certain of the Corporation’s officers and directors were loan customers of the Bank. The balance of loans outstanding to these individuals was $1,084 and $973 at December 31, 2004 and 2003. New loans originated and advances on existing loans during 2004 were $503, repayments were $207 and decreases due to the resignation of officers and directors total $185.

NOTE 4 — ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is as follows:

	2004	2003
Beginning balance	$3,301	$3,498
Provision charged to operations	(200)	692
Loans charged-off	(1,163)	(1,103)
Recoveries on loans previously charged-off	553	214

Ending balance	$2,491	$3,301

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 4 - ALLOWANCE FOR LOAN LOSSES (Continued)

Information about impaired loans is as follows:

	2004		2003
Year-end loans with no allowance
for loan losses allocated $	$	---	$	---
Year-end loans with allowance for
loan losses allocated		1,031		1,945
Amount of the allowance allocated		460		437
Average of impaired loans during the year		1,547		3,765
Interest income recognized during impairment		---		---
Cash-basis interest income received during impairment		---		---
Non-performing loans:
Loans on non accrual status at year end		1,191		3,023
Loans delinquent greater than 90 days
and still accruing at year end		304		---

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 5 — PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2004	2003
Land	$205	$205
Buildings and improvements	1,793	1,793
Leasehold improvements	312	312
Furniture and equipment	1,466	1,358

Total	3,776	3,668
Accumulated depreciation	(1,422)	(1,159)

Premises and equipment, net	$2,354	$2,509

Depreciation expense was $268 and $254 for 2004 and 2003.

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 6 — DEPOSITS

Interest-bearing time deposits issued in denominations of $100 or greater totaled $25,394 and $14,157 at December 31, 2004 and 2003.

Scheduled maturities of time deposits for the next five years are as follows:

2005	$42,210
2006	9,875
2007	6,632
2008	779
2009	1,040

$60,536

Time deposits from governmental and other public entities such as school corporations and hospitals in the Bank’s market area totaled $12,162 at December 31, 2004 and $2,536 at December 31, 2003.

NOTE 7 — REPURCHASE AGREEMENTS AND FHLB ADVANCES

Securities sold under agreements to repurchase are secured by pledged securities with a carrying amount of $10,111 and $8,787 at year-end 2004 and 2003. Securities sold under agreements to repurchase are financing arrangements that have daily maturities and variable interest rates.

Information concerning securities sold under agreements to repurchase is summarized as follows:

	2004	2003
Average daily balance during the year	5,416	4,194
Average interest rate during the year	0.65%	0.62%
Maximum month-end balance during the year	6,661	7,812
Weighted average interest rate at year end	0.85	0.60%

Federal Home Loan Bank (FHLB) advances are payable at maturity, generally with a prepayment penalty. They are collateralized by pledged securities with a carrying amount of $7,054 and interest bearing deposits of $749 at December 31, 2004. Interest is payable monthly. The advances outstanding at December 31, 2004 and 2003 are primarily fixed rate.

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 7 — REPURCHASE AGREEMENTS AND FHLB ADVANCES (Continued)

FHLB advances are comprised of the following individual advances at December 31:

Maturity date	Interest Rate	2004	2003
July 14, 2006	3.12%	$1,000	$	---
December 29, 2005	2.36	1,000		1,000
July 14, 2005	2.56	1,000		---
February 28, 2005	2.48	1,000		---
July 14, 2004	1.49	---		2,000
November 1, 2004	3.68	---		1,000

		$4,000		$4,000

NOTE 8 — SUBORDINATED DEBENTURES

On December 18, 2001, a trust formed by the Corporation issued $5,000 of floating rate trust preferred securities as part of a pooled offering of such securities. The Corporation issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. Issuance costs of $156 paid from the proceeds are being amortized over the first five years of the securities. Distributions on the securities are payable quarterly in arrears at the annual rate of LIBOR plus 3.60%. The rate cannot exceed 12.50%. The rate as of December 31, 2004 was 6.11%.

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

Under FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the Corporation. Accordingly, the Corporation does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Corporation and held by the trust.

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 9 — EMPLOYEE BENEFIT PLANS

A 401(k) retirement savings plan is maintained for the benefit of eligible employees. The Plan requires employees to be 21 years of age before entering the Plan. Employee contributions are limited to a maximum of 15% of their salary. The Plan provides for a 50% matching of the first 6% of employee salary contributions and allows for an annual discretionary contribution. Participants are fully vested in salary deferral contributions. Employer matching contributions vest at a rate of 20% per year of employment after completion of one year of employment and are fully vested after the completion of 6 years of service with the Bank. The 401(k) contribution charged to expense was $73 and $79 for 2004 and 2003.

NOTE 10 — STOCK OPTION PLANS

At December 31, 2004, the Corporation maintained three stock option plans: an employee plan (under which options may be granted through 2007), a non-employee director plan (under which options may be granted through January 2008) and a non-employee director plan (under which no new options may be granted after September 2003). Under the terms of these plans, options for up to 305,780 shares of the Corporation’s common stock may be granted to employees and directors of the Corporation and its subsidiaries with 33,904 shares still available for grant at December 31, 2004. The exercise price of options granted to employees under the employee plan is determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

Employee options are immediately exercisable with respect to 20 percent of the shares covered by the option and vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire ten years after date of grant.

Non-employee director options issued under the expired non-employee director plan provided for a vesting schedule, and the holders of all options granted under that plan that were outstanding at December 31, 2004, have satisfied that vesting schedule and all of such options are now exercisable in full.

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

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 10 — STOCK OPTION PLANS (Continued)

A summary of the Corporation’s stock option activity, and related information follows:

	2 0 0 4				2 0 0 3
	Options			Weighted- Average Exercise Price	Options		Weighted- Average Exercise Price
Outstanding - beginning
of period		218,544		$9.07	135,044		$9.07
Granted		---		---	83,500		9.07
Exercised		---		---	---		---
Forfeited		(7,500)		9.07	---		---

Outstanding-end of period		211,044		$9.07	218,544		$9.07

Exercisable at end of period		187,844		$9.07	182,044		$9.07

Weighted average remaining life
of outstanding options		5.20	years		6.19	years

Weighted average fair value of
options granted during the year	$	---			$1.53

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 11 — INCOME TAXES

Income tax expense was as follows:

	2004	2003

Current	$335	$170
Deferred	271	6

Total	$606	$176

Effective tax rates differ from federal statutory rates applied to pre-tax income due to the following:

	2004	2003

Federal statutory rate times financial statement income	$622	$201
Effect of:
Tax-exempt income	(102)	(38)
State taxes, net of federal tax effect	90	34
Other, net	(4)	(21)

Total	$606	$176

Year-end deferred tax assets and liabilities were due to the following:

	2004	2003

Deferred tax assets:
Allowance for loan losses	$525	$896
Deferred compensation	142	105
State net operating loss carryforward	---	40
Net unrealized loss on securities	18	---
Other	57	55

	742	1,096

Deferred tax liabilities:
Depreciation	(75)	(93)
Cash to accrual adjustment	---	(107)
Net unrealized gains on securities	---	(153)
Other	(81)	(57)

	(156)	(410)

Total	$586	$686

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 12 — EARNINGS PER SHARE

The following illustrates the computation of basic and diluted earnings per share.

	2004	2003
Basic earnings per share
Net income	$1,224	$414

Weighted average shares outstanding	1,394,172	1,394,172

Basic earnings per share	$.88	$.30

	2004	2003
Dilutive earnings per share
Net income	$1,224	$414

Weighted average shares outstanding	1,394,172	1,394,172
Dilutive effect of assumed exercise of stock options	46,135	2,277

Diluted average shares outstanding	1,440,307	1,396,449

Diluted earnings per share	$.85	$.30

There were no stock options considered anti-dilutive for computing diluted earnings per share in 2004 and 2003.

NOTE 13 — CAPITAL REQUIREMENTS AND REGULATORY MATTERS

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

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 13 — CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

At year-end 2004 and 2003, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category. Actual capital levels and minimum required levels were:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio

2004 - Bank
Total capital (to risk weighted assets)	$18,737	14.29%	$10,488	8.00%	$13,110	10.00%
Tier 1 capital (to risk weighted assets)	17,088	13.04	5,244	4.00	7,866	6.00
Tier 1 capital (to average assets)	17,088	8.93	7,652	4.00	9,564	5.00

2004 - Corporation
Total capital (to risk weighted assets)	$20,185	15.36%	$10,512	8.00%	N/A
Tier 1 capital (to risk weighted assets)	18,048	13.74	5,256	4.00	N/A
Tier 1 capital (to average assets)	18,048	9.42	7,666	4.00	N/A

2003 - Bank
Total capital (to risk weighted assets)	$17,056	14.11%	$9,669	8.00%	$12,087	10.00%
Tier 1 capital (to risk weighted assets)	15,523	12.84	4,835	4.00	7,252	6.00
Tier 1 capital (to average assets)	15,523	8.91	6,970	4.00	8,713	5.00

2003 - Corporation
Total capital (to risk weighted assets)	$18,846	15.55%	$9,693	8.00%	N/A
Tier 1 capital (to risk weighted assets)	16,497	13.62	4,847	4.00	N/A
Tier 1 capital (to average assets)	16,497	9.46	6,675	4.00	N/A

Heartland’s parent-company liquidity and capital resources are restricted by resolutions adopted by its Board of Directors at the request of the Federal Reserve Bank of Chicago pursuant to its supervisory authority under the Bank Holding Company Act. These resolutions prohibit Heartland from incurring debt, paying dividends to Heartland’s shareholders, purchasing Heartland’s outstanding common stock, or paying interest on the trust preferred securities, without approval of the Reserve Bank.

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 13 — CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

Effective May 11, 2002, with the consent of the Bank, the FDIC and DFI entered a formal order (May 2002 Order) under federal and state banking laws, under which the Bank and its Directors were required to take a number of affirmative steps to address regulatory concerns. On February 23, 2004, the Bank received written notification from the FDIC and the DFI indicating that the Bank would be released from the May 2002 Order subject to the stipulation that the Bank continue to maintain a Tier 1 capital to assets ratio at 8% or above; to limit growth in total assets to no more than three percent per quarter without regulatory approval and to maintain the levels of acquisition, development and construction loans at or below 125% of Tier 1 capital and commercial real-estate loans at or below 250% of Tier 1 capital. On February 23, 2004 the Bank’s board of directors adopted a resolution accepting the stipulations as presented by the FDIC and DFI and notified the FDIC and DFI of the resolution and intent to abide by the stipulations. On March 21, 2005, the Bank’s board rescinded that resolution based on improvements in asset quality, earnings and capital.

NOTE 14 – TERMINATED MERGER AGREEMENT

On August 31, 2004, Heartland and Blue River Bancshares, Inc. (“Blue River”) entered into an Agreement of Affiliation and Merger (the “Merger Agreement”) that provided for Heartland to merge with and into Blue River. The banking subsidiaries of Heartland and Blue River, Heartland Community Bank and Shelby County Bank, respectively, also agreed to merge their operations pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Heartland and Blue River each granted the other, pursuant to reciprocal stock option agreements, the right to purchase a number of its authorized but unissued common stock that represented 19.9% of its outstanding common stock as of August 31, 2004. Effective February 10, 2005, Heartland and Blue River mutually agreed to terminate the Merger Agreement and the mergers, including the related reciprocal stock option agreements and other immaterial agreements incident thereto. Heartland recorded $238 of expenses in 2004 related to the terminated merger.

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 15 — COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases certain facilities and land under operating leases expiring through 2016. The related lease expense was $312 and $311 for 2004 and 2003. Future minimum lease payments are as follows:

2005	$320
2006	331
2007	355
2008	332
2009	283
Thereafter	1,786

Total minimum lease payments	$3,407

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it uses for on-balance sheet items.

Off-balance sheet financial instruments whose contract amount represents credit risk are summarized as follows:

	2 0 0 4		2 0 0 3
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$4,395	$5,676	$2,310	$8,440
Unused lines of credit	---	30,208	---	24,580
Letters of credit	---	1,019	---	1,267

Interest rates on fixed rate loan commitments ranged from 4.25% to 8.00% at December 31, 2004.

Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management’s credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

The cash balance required to be maintained on hand or on deposit with the Federal Reserve was $1,234 and $1,540 at December 31, 2004 and 2003. These reserves do not earn interest.

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 16 — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair values of the Corporation’s financial instruments were as follows at December 31:

	2 0 0 4		2 0 0 3
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$12,021	$12,021	$10,717	$10,717
Time deposits with other
financial institutions	500	500	500	500
Securities available-for-sale	42,162	42,162	35,108	35,108
Loans held for sale	929	941	2,058	2,096
Loans, net	121,848	121,762	110,255	111,625
FHLB stock	667	667	638	638
Accrued interest receivable	747	747	711	711

Financial liabilities:
Deposits	$(155,662)	$(155,567)	$(137,506)	$(137,928)
Repurchase agreements	(6,474)	(6,474)	(7,812)	(7,812)
FHLB advances	(4,000)	(3,983)	(4,000)	(4,018)
Subordinated debentures	(5,155)	(5,155)	(5,155)	(5,155)
Accrued interest payable	(145)	(145)	(92)	(92)

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

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 17 — PARENT COMPANY STATEMENTS

Presented below are condensed balance sheets and statements of income and cash flows for the parent company.

CONDENSED BALANCE SHEETS

	2004	2003
ASSETS
Cash	$1,339	$1,717
Investment in bank	17,056	15,760
Investment in unconsolidated subsidiary	155	155
Other assets	167	128

	$18,717	$17,760

LIABILITIES AND SHAREHOLDERS' EQUITY
Subordinated debentures	$5,155	$5,155
Other liabilities	56	53

Total liabilities	5,211	5,208
Shareholders' equity	13,506	12,552

	$18,717	$17,760

CONDENSED STATEMENTS OF INCOME

	2004	2003

Interest and dividend income	$34	$41
Interest expense	(264)	(252)
Other expenses	(345)	(74)
Tax benefit	233	113

Income/(loss) before equity in undistributed earnings of bank	(342)	(172)
Equity in undistributed earnings of bank	1,566	586

Net income	$1,224	$414
Change in unrealized gain(loss) on subsidiary securities available for sale, net	(270)	(62)

Comprehensive income	$954	$352

(Continued)

HEARTLAND BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004 and 2003
(Dollar amounts in thousands)

NOTE 17 — PARENT COMPANY STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2004	2003
Cash flows from operating activities
Net income	$1,224	$414
Adjustments to reconcile net income to net cash
from operating activities
Equity in undistributed earnings of bank	(1,566)	(586)
Other assets and other liabilities, net	(36)	137

Net cash from operating activities	(378)	(35)

Net change in cash and cash equivalents	(378)	(35)

Beginning cash and cash equivalents	1,717	1,752

Cash and cash equivalents at end of period	$1,339	$1,717

NOTE 18 — OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

	2004	2003
Unrealized holding gains and losses on
securities available-for-sale	$(377)	$(94)
Reclassification adjustment for gains
and losses later recognized in income	(64)	(1)

Net unrealized gains and losses	(441)	(95)
Tax effect	171	33

Other comprehensive income (loss)	$(270)	$(62)

DIRECTORS AND OFFICERS OF HEARTLAND COMMUNITY BANK

Directors:

Gordon R. Dunn, Chairman of the Board Patrick A. Sherman, Vice Chairman	Sharon Acton, Director John Norton, Director	J. Michael Jarvis, Director Jeffrey L. Goben, Director	Steve Bechman, Director

Officers:

Steve Bechman,
President and Chief Executive Officer

Jeffrey L. Goben,
Executive Vice President,
Chief Operating Officer and Secretary

Jacqueline McNeelan,
Senior Vice President and Senior Lending Officer

Jeff Joyce,
Vice President and Controller

R. Trent McWilliams,
Vice President, Business Development

Tony Anderson,
Vice President, Mortgage Loans

Pam Fender,
Vice President, Deposit Operations

Robert Maher,
Vice President, CD Brokerage Program

Chad Riddle,
Vice President, Commercial Loans

Steven Vance,
Assistant Vice President, Commercial Loans

Lisa Shirar,
Compliance Officer

Melodie Yarnell,
Human Resources Officer

Jennifer Bryant,
Loan Officer	Mary Carter,
Assistant Vice President and Branch Manager

Jeff Tillman,
Assistant Vice President

Alexa McKnight,
Assistant Vice President, Branch Operations

David Mote,
Assistant Vice President, Mortgage Loans

Judy Peel,
Assistant Vice President, Loan Officer

Pat Purtell,
Assistant Vice President, Loan Officer

Terri Webb,
Assistant Vice President, Loan Operations

Melissa Duke,
Assistant Vice President, Commercial Loans

Kathee Pruitt,
Assistant Vice President and Branch Manager

Trudy Holtsclaw,
Branch Manager

Connie Hann,
Mortgage Loan Officer

Bev Doty,
Executive Assistant

BANKING FACILITIES

Franklin:
420 North Morton Street (US 31)
Franklin, Indiana 46131
Phone (317) 738-3915
FAX (317) 738-7315

Bargersville:
507 Three Notch Lane
Bargersville, Indiana 46106
Phone (317) 422-1370
FAX (317) 422-1495

Operations and Commercial Loan Center
460 North Morton Street (US 31)
Franklin, Indiana 46131
Phone (317) 738-3915
FAX (317) 736-5022

World Wide Web:
www.HeartlandCommunityBank.com

Investor Relations/Analyst Contact

Jeff D. Joyce, Chief Financial Officer
Phone (317) 738-2854
FAX (317) 736-5022
Jeff.Joyce@hcb-in.com
Greenwood: 489 South State Road 135 Greenwood, Indiana 46142 Phone (317) 881-3915 FAX (317) 859-3849 Greenwood: 800 South US 31 Greenwood, Indiana 46143 Phone (317) 885-7371 FAX (317) 885-7305